GANNETT

2013 ANNUAL REPORT


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TABLE OF CONTENTS

COMPANY PROFILE

Gannett is an international media and marketing solutions company and one of the largest, most geographically diverse local media companies in the U.S. Through its powerful network of broadcast, digital, mobile and print products, the company informs and engages more than 110 million people every month.

The company's portfolio of trusted brands offers marketers unmatched local-to-national reach and customizable, innovative marketing solutions across any platform. As a digital media leader, the company provides access to outstanding content on many different platforms and digital marketing services to businesses that help them use digital technology more effectively.

Gannett's iconic national brands, such as USA TODAY and CareerBuilder, as well as its unique local brands serving 112 communities, set the company apart and provide a strong brand advantage. Gannett's properties cover a wide range of geographies, demographics and content areas, which combine to form a uniquely powerful and comprehensive portfolio of offerings for consumers and commercial clients alike.

Gannett owns or services through shared service agreements or other similar agreements 43 television stations. Excluding owner-operators, Gannett is the No. 1 NBC affiliate group; No. 1 CBS affiliate group; and the No. 4 ABC affiliate group. These stations cover 30% of the U.S. population in markets with nearly 35 million households.

Following the acquisition of Belo Corp. in December 2013, Gannett became the largest independent TV station group of major network affiliates in the top 25 U.S. markets, with a strong, diversified portfolio. Each TV station also has a robust digital presence, including mobile, to reach consumers wherever they are.

Overall, Gannett reaches more than 65 million unique visitors monthly or about 29 percent of the U.S. Internet audience via digital platforms, including CareerBuilder.com, USATODAY.com, USA TODAY Sports Digital Properties and digital platforms affiliated with its local media organizations across the country. USA TODAY is one of the most popular news sites and the USA TODAY app is a top news app with more than 19 million downloads to date across iPad, iPhone, Android, Windows and Kindle Fire. USA TODAY mobile traffic continues to grow as monthly visitors are now approximately 24 million.

The company operates 82 U.S. daily publications, including USA TODAY, and 443 non-daily local publications in 30 states and Guam. USA TODAY ranks No. 1 in the industry in total daily circulation, according to the Alliance for Audited Media.

Affiliated digital products of the company's U.S. publications, including USA TODAY, reach more than 39 million unique visitors monthly. The print products reach more than 10 million readers every weekday and more than 12 million readers every Sunday. Together they provide critical news and information from neighborhoods, the nation and the globe.

Gannett's deeply rooted understanding of its communities and its local market relationships, many of which have spanned decades, provide access to content on more than 500 local mobile and tablet products and leading applications for iPad, iPhone, Kindle and Android. Through key acquisitions and partnerships, Gannett continues to accelerate its digital strategy.

Gannett also helps businesses grow by providing marketing solutions that reach and engage their customers across the company's diverse platforms. G/O Digital, Gannett's digital marketing services organization, is a full-service media and marketing solutions company with a suite of best-in-class digital products. G/O Digital offers a one-stop shop of localized marketing solutions to national and small to medium-sized businesses. G/O Digital comprises Gannett's full suite of digital marketing services, including marketing leaders Shoplocal, Key Ring, Deal Chicken and BLiNQ - and puts them to work in an integrated, complementary way to transform local marketing and connect advertisers with local consumers.

In addition, Gannett subsidiary Newsquest is one of the United Kingdom's leading regional community news providers with 17 daily paid-for titles, more than 200 weekly print products, magazines and trade publications, and a network of web sites. More than 15 million unique users access Newsquest's network of news web sites each month.

FINANCIAL SUMMARY

Operating revenues, in millions



11 $5240
12 $5353
13 $5161

Net income attributable to Gannett Co., Inc. before asset impairment and other special items, in millions



11 $518 (1)
12 $551 (1)
13 $473 (1)

Net income per diluted share before asset impairment and other special items



11 $2.13 (1)
12 $2.33 (1)
13 $2.02 (1)

In thousands, except per share amounts

	2013	2012	Change
Operating revenues	$5,161,362	$5,353,197	(4%)
Operating income	$ 739,243	$ 789,755	(6%)
Net income attributable to Gannett Co., Inc.	$ 388,680	$ 424,280	(8%)
Net income per share – diluted	$ 1.66	$ 1.79	(7%)
Net income attributable to Gannett Co., Inc. before asset impairment and other special items (1)	$ 473,445	$ 551,061	(14%)
Net income per diluted share before asset impairment and other charges (1)	$ 2.02	$ 2.33	(13%)
Free cash flow (2)	$ 470,491	$ 697,994	(33%)
Working capital	$ 916,293	$ 138,204	563%
Long-term debt	$3,707,010	$1,432,100	159%
Total assets	$9,240,706	$6,379,886	45%
Capital expenditures	$ 110,407	$ 91,874	20%
Shareholders' equity	$2,693,098	$2,350,614	15%
Dividends declared per share	$ 0.80	$ 0.80	—
Weighted average common shares outstanding – diluted	234,189	236,690	(1%)

(1) Results for 2013 exclude pre-tax asset impairment and other special items of $171 million ($85 million after tax or $.36 per share). Results for 2012 exclude pre-tax asset impairment and other special items of $178 million ($127 million after tax or $.54 per share). Results for 2011 exclude pre-tax asset impairment and other special items of $146 million ($59 million after tax or $.26 per share). These charges are more fully discussed in the Management's Discussion and Analysis of Financial Condition and Results of Operations and the Consolidated Financial Statement sections of this report.

(2) See page 75 of Gannett's Form 10-K for a reconciliation of free cash flow, a non-GAAP financial measure, to net cash flow from operating activities.

Dear Fellow Shareholders:

2013: A WATERSHED YEAR

2013 was a watershed year for Gannett – a turning point in our 107 year history, and a year in which we took several steps toward permanently changing the composition of the Gannett portfolio. From our acquisition of Belo Corp. and the expansion of our digital marketing services business, to the growing success of our All Access Content Subscription Model and the introduction of USA TODAY content into our U.S. Community Publishing media operations, we have fundamentally changed how we interact with our audiences and our advertisers. This has enabled us to compete more effectively in the constantly-evolving – but decidedly more digital – media landscape.

While continuing to stay true to our purpose, which is to serve the greater good of our nation and the communities we serve, we raised the bar on operational excellence, and at the same time, kept a laser-sharp focus on the successful execution of the strategic initiatives and investments we launched in early 2012.

An amazing year of accomplishments reflect our employees' outstanding efforts. We've made huge strides in stabilizing our publishing business and built out innovative new digital offerings that better meet the needs of our business customers and consumers. In addition, as a result of our acquisition of Belo, we have solidified our position as THE largest local media company in the U.S., employing the greatest number of journalists with deep roots in 112 communities nationwide.

We are very pleased with our overall 2013 results, despite some challenging comparisons to 2012.

Total operating revenues for the full year were $5.16 billion, a decline of 3.6 percent compared to 2012, which was primarily due to the relative absence of a record $150 million in political advertising and $37 million associated with the Summer Olympic Games generated during 2012 and an extra week.

Excluding the net impact of both Olympic and 2012 political spending – overall company revenues for 2013 were actually up compared to 2012 on a comparable week basis.

Operating expenses in 2013 on a non-GAAP basis were 2 percent lower reflecting continued efficiency efforts. Operating cash flow totaled $1.04 billion in 2013. On a non-GAAP basis, operating income in 2013 was $855.4 million and net income attributable to Gannett totaled $473.4 million. Earnings per diluted share on the same basis were $2.02.

Our many different efforts to strategically reshape our company are being noticed. Our total shareholder return has substantially outpaced the S&P 500 over the past two years. In fact, Gannett's total shareholder return was 70% in 2013 vs. 32% for the S&P 500. And since the beginning of 2012, Gannett's total shareholder return was 140% vs. 54% for the S&P 500. In 2013, we returned $183 million directly to you as dividends. We also repurchased 4.9 million shares for $117 million as we believe Gannett continues to be a great investment.

Many of the transformational initiatives we launched in 2012 gained significant traction throughout the year, demonstrating terrific consumer and business customer appeal. But even more importantly, this progress confirms that our strategy to leverage our deep local connections and strong trusted

U.S. Community Publishing and USA TODAY have partnered to launch an innovative content model that will add USA TODAY content inside local U.S. Community Publishing news products in our top 35 markets in the first quarter of 2014. The effort takes advantage of Gannett's unique ability to generate and distribute national content that our readers desire, while enhancing our ever-important local hometown coverage that is essential to their daily lives.

U.S. COMMUNITY PUBLISHING AND USA TODAY TOGETHER

We are creating stronger, higher-value local products and extending the reach of our great national USA TODAY brand. On average, the partnership is expected to add as many as 70 pages of content per week in these markets' print editions and e-Editions. This flexibility is something that sets Gannett apart from its peers and will ensure that we continue to provide all of our audiences with the highest quality and most useful content via the platform or medium of their choice.


COLTS LOSE, STILL WIN AFC SOUTH

brands for success in the digital age is working.

The rationale behind the development of our All Access Content Subscription Model was to better align our publishing offerings with changing media consumption habits and preferences among our audiences. Media consumption has changed a great deal in just the last few years, and we have no doubt that it will continue to evolve in the foreseeable future. We are positioning Gannett to seize the many opportunities presented to us by new technologies and shifting consumer trends.

Changes in the U.K. media landscape are largely in line with the shifts we are seeing in the U.S. – although there are some nuances. To gain a better understanding of how we can best reposition our publications for our U.K. audiences, during the year we completed a set of research and piloting initiatives. The response was overwhelming: Readers valued engaging content – so much so that they were willing to pay more to ensure they receive the freshest, most useful content available on the market.

DEEPENING COMMUNITY ROOTS AS WE GROW

Beyond the tangible financial benefits associated with our All Access Content Subscription Model, this new way of interacting with our audiences has given us a more complete understanding of what today's audiences value most. These insights are of tremendous value, and will serve as a springboard for the development of new and innovative offerings that provide our audiences with enhanced content and will ensure that we remain in step with the changing needs and preferences of our readers and advertisers.

One example of how we are leveraging these newly uncovered inroads to our audiences is an exciting new program that we piloted in four local publishing markets starting in

Gannett's local sites – whether publishing or broadcast – already have great brand recognition at the local level with consumers and advertisers and deep, rich, trusted relationships with tens of thousands of businesses. G/O Digital, our digital marketing services group, continues to build upon those relationships and expand its footprint across the country.

G/O DIGITAL ANSWERS MARKET NEEDS FOR DIGITAL SOLUTIONS

It has the unique ability to get results through an integrated suite of local and national digital solutions that include everything from daily deals, SEO, and social media marketing to mobile consumer loyalty programs. In fact, G/O Digital was named to Google Adwords™ Premier SMB Partner program, a select program offered to a small number of Google partners worldwide.

October 2013 and that we are rolling out to our top 35 publishing markets in the first quarter of 2014.

With this new program, U.S. Community Publishing operations are enhancing their ever-important hometown coverage while including a new section in the print editions and e-Editions featuring the best of USA TODAY's News, Money and Life sections. USA TODAY Sports news is included in the local sports sections and on Sundays, a USA TODAY Life section complements the local feature coverage.

This enables us to leverage our unparalleled national content and scale it locally. Likewise, we can also scale local content nationally – breaking news covered in any of our local Publishing or Broadcast communities can be used wherever there is a demand for it across our vast network.

Readers tell us that the addition of content from the nation's No. 1 newspaper delivers terrific subscriber value, and it means that reporters and editors in our local publishing markets have more time to focus on delivering more of what they do so well – deep, high-quality, local coverage.

The new program, which has been enthusiastically embraced by our subscribers and advertisers, and by our reporters and editors, provides local consumers with a significantly enhanced news product, and is a perfect example of what differentiates us from other media companies.

USA TODAY: THE NUMBER ONE DAILY NEWSPAPER IN THE U.S.

This past October, USA TODAY regained its position as the No. 1 newspaper in total daily circulation in the U.S. for the first time since 2009, according to the Alliance for Audited Media (AAM). Total USA TODAY daily circulation grew to 2,862,229 for the period ending September 30, 2013. Total circulation figures include daily print, mobile and tablet usage as well as the e-Edition of the newspaper.

This milestone was the result of continued digital growth at our flagship national newspaper, which has become part of the very fabric of American life in its 31 years of existence. Total digital non-replica circulation of 1,484,078, includes users of the USA TODAY tablet and mobile phone apps, as well as increased use of The Point – USA TODAY's growing digital solution for travelers. The upward trajectory of USA TODAY's digital growth matches the shift in habits of consumers wanting their news on-the-go and reinforces the fact that Gannett's strategy to seize the opportunities born out of the changing media landscape is succeeding.

G/O DIGITAL SERVES CONSTANTLY EVOLVING MARKETING NEEDS

Sharing our rich content across multiple platforms and businesses is just one area in which Gannett has differentiated itself. We are also making major investments in our digital marketing services business, which we recently rebranded as G/O Digital. Our G/O Digital teams successfully work with clients to develop and execute customized multifaceted programs to solve their unique and continually evolving digital marketing needs in a way that is unparalleled in the marketplace. It comprises our full suite of digital marketing solutions such as multichannel marketing services, loyalty programs, social media marketing and daily deals, and puts them to work in an integrated complementary way to transform local marketing and connect advertisers with local consumers.

TRANSFORMATIVE BELO ACQUISITION MEANINGFULLY ACCELERATES OUR STRATEGY

Gannett's acquisition of Belo, which closed on December 23, 2013, created the largest independent station group of major network affiliates in the top 25 markets – a true Broadcast Super Group. It nearly doubled our Broadcast portfolio.

An overarching component of our ongoing transformation strategy is diversification – which Belo delivered on a number of fronts:

- **Financial Diversification** – Our combination with Belo shifts our business mix meaningfully; today, Broadcast – with strong margins historically – is projected to contribute more than half of total company EBITDA in 2014.
- **Geographic Diversification** – Belo added top performing stations in 12 new markets – many of which are in high-growth geographic regions like Texas and the Pacific Northwest.
- **Network Diversification** – The addition of Belo's stations catapults Gannett to the #1 CBS affiliate group, #4 ABC affiliate group, and widens our lead as the #1 NBC affiliate group, excluding owner-operators.

DIGITAL AND SOCIAL MEDIA ARE MAKING LOCAL MORE RELEVANT THAN EVER

While much was accomplished in 2013 across all of our business segments, a common thread runs through each of these initiatives: an emphasis on local. G/O Digital enables advertisers – particularly small and medium-sized businesses – to extend their reach and connect with local consumers across multiple platforms, including social media. And our U.S. Community Publishing – USA TODAY partnership ensures that our readers get the most in-depth local reporting possible, in addition to the national news that keeps them on top of what's happening outside of their hometowns.

Our focus on all things local is by design, and is another key component of our overall strategy. People from all walks of life are looking for ways to manage and effectively prioritize an ever-growing volume of digital news and information. This has resulted in a significantly increased emphasis on hyper-local solutions.

Local media connects people with their communities by providing them with the highly relevant information that is critical to their day-to-day lives – information that they will not find with larger media outlets. It also enables advertisers to use the specific makeup and subtle nuances of a given community or demographic category to make


USA TODAY
#1

meaningful, relevant connections that can go a long way toward strengthening awareness of and interest in their businesses.

We tailored the investments we made this year – and those we are planning for the future – toward the heart of these consumer patterns, and we are already seeing positive impact to our top and bottom line.

2014 AND BEYOND

We are pleased with the remarkable progress we have made since we first announced our transformation strategy in early 2012. Our strategy is built on the unique strengths that set Gannett apart from other media companies: our hometown advantage, our brand advantage, and our commitment to sound financial stewardship that provides us with the flexibility to pursue promising new opportunities while continually delivering attractive value to our shareholders.

As we embark on our 108th year in business, there are many reasons to be optimistic about what lies ahead for Gannett.

- The integration of Belo is well underway, and the addition of its stations nearly doubles our scale and shifts our business mix toward higher-growth, higher margin revenue sources.
- We were extremely well positioned to benefit from the increased advertising demand associated with the Winter Olympics and are poised to see significant advertising sales related to 2014 political elections.
- But most importantly, we have reshaped our business mix and transformed the way in which we serve and interact with our consumers and advertisers to stay in step with the changes we have seen – and anticipate that we will see – in the evolving media landscape.

As we continue to adapt to the changing world around us, we remain passionate about helping to keep America's communities strong through our community leadership, such as spearheading local food drives and the nationwide Make A Difference Day, and through our deep commitment to journalistic integrity and excellence. Millions of consumers rely on us for the news and information vital to their daily lives and tens of thousands of advertisers count on our services to support their businesses. We are incredibly proud to play that role. It is something that we intend to do for decades to come, and we are confident that – with your continued support – we will succeed.

Marjorie Magner,
Chairman of the Board

Gracia Martore,
President and Chief Executive Officer

BOARD OF DIRECTORS


MAGNER


MCCUNE


MARTORE


MCFARLAND


CODY


NESS


ELIAS


PROPHET


LOUIS


SHAPIRO

MARJORIE MAGNER
Chairman, Gannett Co., Inc. Managing partner, Brysam Global Partners, a private equity firm investing in financial services with a focus on consumer opportunities in emerging markets. *Formerly:* Chairman and CEO, Citigroup's Global Consumer Group. *Other directorships:* Accenture; Ally Financial Inc. Age 64. (a,c,d)

GRACIA C. MARTORE
President and chief executive officer. *Formerly:* President and chief operating officer, Gannett Co., Inc. (2010-2011); Executive vice president and chief financial officer, Gannett Co., Inc. (2006-2010); Senior vice president and chief financial officer, Gannett Co., Inc. (2003-2006). *Other directorships:* MeadWestvaco Corporation; FM Global; Associated Press. Age 62. (b,c,f)

JOHN E. CODY
Former executive vice president and chief operating officer of Broadcast Music, Inc. *Other Directorship:* Tennessee Performing Arts Center. Age 67. (a,c)

HOWARD D. ELIAS
President and chief operating officer, EMC Global Enterprise Services. *Formerly:* President and chief operating officer, EMC Information Infrastructure and Cloud Services, Executive Office of the Chairman. Age 56. (b,d)

JOHN JEFFRY LOUIS
Co-founder and former chairman, Parson Capital Corporation (1992-2007). *Other directorships:* The Olayan Group; S. C. Johnson & Son, Inc.; Johnson Financial Group, Inc.; and chairman of the U.S./ U.K. Fulbright Commission. Age 51. (a,b)

SCOTT K. MCCUNE
CEO, McCune Sports and Entertainment Ventures, a consulting firm focused on the business of sports and entertainment. *Formerly:* Vice president, Global Partnerships and Experiential Marketing, The Coca-Cola Company. Age 57. (b,e)

DUNCAN M. MCFARLAND
Retired chairman and chief executive officer, Wellington Management Company, LLP. *Other directorships:* The Asia Pacific Fund, Inc., a closed-end registered investment company traded on the New York Stock Exchange. Age 70. (a,c,d)

SUSAN NESS
Senior fellow, Center for Transatlantic Relations at Johns Hopkins University's School of Advanced International Studies (SAIS), and Principal, Susan Ness Strategies, a communications policy consulting firm. *Other directorships and trusteeships:* J. William Fulbright Foreign Scholarship Board; Vital Voices Global Partnership; Committee for Economic Development. Age 65. (e)

TONY PROPHET
Senior vice president, Operations Printing and Personal Systems (PPS), HewlettPackard Company. *Formerly:* Senior vice president, Supply Operations, Personal Systems Group (2006-2012). Age 55.

NEAL SHAPIRO
President and chief executive officer, WNET.org. *Other directorships and trusteeships:* Public Television Major Market Group (MMG); Investigative Reporters and Editors (IRE); Investigative News Network (INN); the Board of Trustees, Tufts University and the alumni board of Communications and Media Studies program, Tufts University. Age 55. (b,e)

(a) Member of Audit Committee.
(b) Member of Transformation Committee.
(c) Member of Executive Committee.
(d) Member of Executive Compensation Committee.
(e) Member of Nominating and Public Responsibility Committee.
(f) Member of Gannett Leadership Team.

COMPANY AND DIVISIONAL OFFICERS

Gannett's principal management group is the Gannett Leadership Team, which coordinates overall management policies for the company. The U. S. Community Publishing Operating Committee oversees operations of the company's U.S. Community Publishing Division. The Gannett Broadcasting Operating Committee coordinates management policies for the company's Broadcast Division. The members of these groups are identified below.

The managers of the company's various local operating units enjoy substantial autonomy in local policy, operational details, news content and political endorsements.

Gannett's headquarters staff includes specialists who provide advice and assistance to the company's operating units in various phases of the company's operations.

Below is a listing of the officers of the company and the heads of its national and regional divisions. Officers serve for a term of one year and may be re-elected. Information about one officer who serves as a director (Gracia C. Martore) can be found on page 7.

Maryam Banikarim, Senior Vice President and Chief Marketing Officer. Age 45.●

Lynn Beall, Executive Vice President, Gannett Broadcasting, and President and General Manager, KSDK-TV, St. Louis, MO. Age 53.◆

William A. Behan, Senior Vice President, Labor Relations. Age 55.●

Tom R. Cox, Vice President, Corporate Development. Age 36.

Peter Diaz, Executive Vice President, Gannett Broadcasting. Age 57.◆

Robert J. Dickey, President, U.S. Community Publishing. Age 56.■●

Teresa S. Gendron, Vice President and Controller. Age 44.

Victoria D. Harker, Chief Financial Officer. Age 49.●

Michael A. Hart, Vice President and Treasurer. Age 68.

Larry S. Kramer, President and Publisher, USA TODAY. Age 63.●

Kevin E. Lord, Senior Vice President and Chief Human Resources Officer. Age 51.●

David T. Lougee, President, Gannett Broadcasting. Age 55.◆●

Todd A. Mayman, Senior Vice President, General Counsel and Secretary. Age 54.●

David A. Payne, Senior Vice President and Chief Digital Officer. Age 51.●

Barbara W. Wall, Vice President and Senior Associate General Counsel. Age 59.

John A. Williams, President, Gannett Digital Ventures. Age 63.●

Jane Ann Wimbush, Vice President, Internal Audit. Age 63.

● Member of the Gannett Leadership Team.
■ Member of the U. S. Community Publishing Operating Committee.
◆ Member of the Gannett Broadcasting Operating Committee.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 29, 2013

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from _________ to ________

Commission file number 1-6961

GANNETT CO., INC.

(Exact name of registrant as specified in its charter)

Delaware	**16-0442930**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
7950 Jones Branch Drive, McLean, Virginia	**22107-0910**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (703) 854-6000

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, par value $1.00 per share	The New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K (Check box if no delinquent filers). ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act:

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting common equity held by non-affiliates of the registrant based on the closing sales price of the registrant's Common Stock as reported on The New York Stock Exchange on June 30, 2013, was $5,589,908,194. The registrant has no non-voting common equity.

As of February 2, 2014, 227,365,020 shares of the registrant's Common Stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

The definitive proxy statement relating to the registrant's Annual Meeting of Shareholders to be held on May 1, 2014, is incorporated by reference in Part III to the extent described therein.

INDEX TO GANNETT CO., INC.
2013 FORM 10-K

ITEM 1. BUSINESS

Overview

Gannett is an international media and marketing solutions company and one of the largest, most geographically diverse local content providers in the U.S. Through a vast network of broadcast, digital, mobile and print products, it informs and engages more than 110 million people every month. Gannett's portfolio of trusted brands offers marketers unmatched local-to-national reach and customizable, innovative marketing solutions. As a digital media leader, the company provides access to content on many different platforms; digital marketing services to businesses to help them more effectively use digital technology to reach their sales goals; and Internet-based human resource solutions.

Gannett's easily recognizable national brands, such as USA TODAY and CareerBuilder, as well as its rich portfolio of unique local brands serving 112 communities, set the company apart and provide a strong advantage. Gannett's properties cover a wide range of geographies, demographics and content areas, which combine to form a uniquely powerful and comprehensive portfolio of offerings for consumers and commercial clients alike.

Gannett's connection to, and understanding of, its communities and its local market relationships – many of which have spanned decades – provide the company with unparalleled advantages.

Gannett provides consumers with the information and entertainment they seek and connects them to their communities of interest through multiple platforms including television stations, web sites, mobile and tablet products and print publications. Gannett helps businesses grow by providing marketing solutions that reach and engage their customers across the company's diverse platforms.

Gannett is organized along three segments: Broadcasting, Publishing and Digital. Within its Broadcasting Segment, Gannett owns or services (through shared service agreements or other similar agreements) 43 television stations. Excluding owner-operators, following its acquisition of Belo Corp. in December 2013, Gannett is the No. 1 NBC affiliate group, No. 1 CBS affiliate group, and the No. 4 ABC affiliate group. These stations serve 30% of the U.S. population in markets with nearly 35 million households. Gannett is the largest independent station group of major network affiliates in the top 25 markets, with a uniquely diversified portfolio. Each television station also has a robust digital presence, including mobile, to reach consumers wherever they are.

Within its Publishing Segment, Gannett provides content through 82 local U.S. daily publications, including USA TODAY, a multi-platform news and information media company, as well as more than 400 non-daily local publications in 30 states and Guam. USA TODAY ranks No. 1 in the industry in combined print and digital circulation, according to the Alliance for Audited Media. In addition, Gannett subsidiary Newsquest is one of the United Kingdom's leading regional community news providers, providing its markets with 17 daily paid-for titles, more than 200 weekly print products, magazines and trade publications. Newsquest is also a digital leader in the U.K. where its network of web sites attracted more than 15 million unique users in December 2013.

Gannett also owns and operates a number of stand-alone digital subsidiaries, which are included in the company's Digital Segment. The largest of these include CareerBuilder, Shoplocal and PointRoll. CareerBuilder is a global leader in human capital solutions, providing everything from labor market intelligence to talent management software and other recruitment solutions, with a presence in more than 60 markets worldwide and a focus on technology solutions and niche sites. CareerBuilder.com is the largest online job site in the U.S., measured both by traffic and revenue. Having served the market for almost twenty years, CareerBuilder is now benefiting from a history of building customer relationships, having gained market share for each of the last nine years.

The company generates revenues within its Broadcasting Segment through advertising, fees paid for retransmission of the company's television signals on satellite and cable networks, and payments for other services, such as the production of advertising content. Advertising includes local advertising focused on the immediate geographic area of the stations, national advertising, and advertising on the stations' web, tablet and mobile products. The company generates revenue within its Publishing Segment primarily through advertising and subscriptions to Gannett's print and digital publications. Its advertising departments sell retail, classified and national advertising across multiple platforms including print, web sites, mobile, tablet and other specialty publications. CareerBuilder, the largest company in the Digital Segment, generates revenues both through its own sales force by providing talent and compensation intelligence, human resource related consulting services and recruitment solutions and through sales of employment advertising placed by affiliated media organizations.

Gannett has made substantial progress in its digital transformation, which has fundamentally changed the way the company interacts with its audiences and advertisers. In step with changes in the media landscape, Gannett has used new technology to meet evolving consumer demands and create valuable new revenue streams. The company generates its digital revenues through online content subscription fees and advertising on its various digital platforms including more than 120 domestic web sites affiliated with its publishing and television markets, USA TODAY, Gannett Government Media and Gannett Healthcare Group. In December 2013, Gannett's consolidated domestic Internet audience share increased nearly 20% from December of 2012 to over 65 million unique visitors reaching more than 29% of the Internet audience, according to comScore Media Metrix. USATODAY.com is one of the most popular news sites and the USA TODAY app is a top news app with more than 19 million downloads to date across iPad, iPhone, Android, Windows and Kindle Fire. USA TODAY mobile traffic continues to accelerate rapidly with monthly visitors increasing 89% in December from a year ago to approximately 24 million.

Most of the company's digital offerings are deeply integrated with publishing or broadcasting product offerings, supported by shared infrastructure. As a result, many digital offerings are reported within the operating results of its Publishing and Broadcasting Segments. In addition, as more fully described under "Strategy," and "Strategic Acquisitions," Gannett has a number of initiatives underway supporting its digital transformation.

Strategy

2013 was a highly transformative year at Gannett as the company made major strides toward the achievement of its transformation goals, while remaining focused on the successful execution of its strategic growth initiatives, ensuring Gannett continues to evolve quickly with the ever-changing media landscape.

The company follows an ambitious business strategy integrated with a comprehensive capital allocation plan designed to leverage its strong brands, deep community ties, and financial strength. The strategy is centered on three themes:

- Enhance local core news and marketing operations to make local franchises stronger and ties with the communities even deeper, thereby growing Publishing and higher growth, higher margin Broadcasting and Digital businesses;
- Leverage hometown and brand advantages to accelerate growth by entering into or expanding high potential businesses; and
- Optimize assets on an ongoing basis to maintain a strong financial profile to improve efficiency and effectiveness, and driving increased shareholder value.

Gannett's portfolio was permanently changed through its acquisition of Belo Corp. in December 2013. This acquisition positions Gannett as a more diversified, higher-margin, higher growth multimedia business, adding deep connections in new markets while providing the company with strong financial, geographic and network diversification. As a result, Broadcasting now represents about 50% of the company's overall cash flow and positions Gannett for sustainable growth and success in the digital age.

In connection with implementing its growth strategy in 2012, Gannett continued to pursue, and made significant progress on, a number of specific strategic initiatives which are integrated across all three of its business segments: Broadcasting, Publishing and Digital. Progress on these strategic initiatives, capital allocation plan, and strategic acquisitions and dispositions is highlighted below.

All Access Content Subscription Model: U.S. Community Publishing (USCP) continued to successfully enhance its All Access Content Subscription Model for its local media across the U.S. All subscriptions include full web, mobile, e-Edition and tablet access, with subscription prices that vary according to the frequency of print home delivery. Single-copy print editions continue to be sold at retail outlets. Since the implementation of the model, the company has achieved more than $100 million in operating income benefits. In 2013, USCP reported more than 1.6 million digitally activated subscribers, and USCP is making strides in acquiring digital-only subscribers as well. In some markets, particularly those with younger demographics, digital-only subscribers are approaching 10% of all accounts – and growing. In 2011, prior to the launch of the All Access Model, circulation revenues accounted for 29% of the division's total revenue. In 2013, after the annual cycling of the launches, circulation revenues accounted for 35% of USCP total revenue.

Learnings from the All Access Content Subscription Model led to the creation of a USCP and USA TODAY pilot project at four local Gannett media organizations. The project provided local consumers with an enhanced news product that leverages Gannett's unique ability to generate and distribute national content while enhancing its ever-important local hometown coverage. In addition to the local units enhancing their publications with more unique and robust local content, a local edition of USA TODAY is being included inside the print edition and e-Edition. The added USA TODAY edition includes national News, Money and lifestyle content seven days a week. Also, USA TODAY's Sports coverage is integrated into local sports sections and a Life edition is included every Sunday. On average, the integration is expected to result in approximately 70 new pages of content per week in print and e-Editions. Following the success of the initiative in the pilot markets, the company will roll out the project to an additional 31 local Gannett daily publications across the country in the first quarter of 2014.

Digital Relaunch & Mobile: The Digital Relaunch initiative focused on the deployment and continued enhancement of the company's new content management, publishing and integration technology. The launch and roll out of the Gannett Digital platform helped drive editorial and advertising innovation in new smartphone and tablet applications and on desktop sites. Digital teams launched hundreds of enhanced digital products, and migrated toward a unified and streamlined production, programming and distribution system. A new content management system provides the connective tissue for all new products, enabling sharing of digital content company-wide, seamless live video programming, breaking news alerts and high-end creation and presentation of new, front-end storytelling designs. Major core product launches and back-end advertising product solutions allowed the redesigned and higher performing services to deploy across dozens of broadcasting and community publishing properties. The new products led to significantly increased user reach and digital news and information engagement. Unique visitors rose 13% year-over-year across divisions, according to comScore Media Metrix. By the end of 2013, Gannett was ranked in the top five for the News and Information category, up from the company's No. 6 ranking in 2012.

In addition, as consumer consumption of video rapidly grows, Gannett is well positioned to expand its video-focused approach to delivering news and information. In 2013, the total number of video plays at Gannett increased 95% over the year earlier, to 485 million video plays across the company's network of media properties. Helping to expand that capability is Gannett's Video Production Center in Atlanta, which hosts, creates, collects, curates and distributes video from Gannett's many news organizations and then disseminates that video across the company's network.

USA TODAY Sports Media Group: USA TODAY Sports Media Group covers sports from the local high school level through college and professional teams and continues to build upon USA TODAY's 30-year relationship with American sports fans. Its goal is to be the leading sports content provider by leveraging its national and local content, investing in original content, and acquiring additional distribution and content. In 2013, USA TODAY Sports Media Group continued to build new digital products and re-launch existing digital sports products, and maintain its place as one of the nation's top five digital sports destinations with over 33 million unique visitors each month. The efforts below resulted in a 24% increase in comScore cross platform unique visitor traffic year over year, with significant mobile audience growth of 81% versus 2012. Group highlights included:

- Launching "For The Win" (ftw.usatoday.com), the first mainstream sports media property focused exclusively on "social news," and The Q (q.usatoday.com), a platform that delivers sports news to fans through curated analysis.
- Re-launching growth sports sites The Big Lead (www.thebiglead.com), a fast-growing and highly social media property where breaking sports news and commentary combine with pop culture, Hoopshype (www.hoopshype.com), a popular destination for NBA breaking news, and MMA Junkie (www.mmajunkie.com) a popular mixed martial arts site.

- USA TODAY High School Sports re-launched 39 local high school media sites across Gannett's local properties, featuring video, text, photo, and social media capabilities.
- USA TODAY Sports Images became the official photo partner of Major League Soccer (MLS) and its business and marketing subsidiary, Soccer United Marketing (SUM), as part of a multi-year agreement.
- Expanded its Super Bowl ad-rating platform Ad Meter to The Year in Sports where fans vote in categories like Best Sports Marketing Campaign and Best Athlete Endorsement Ad.

USA TODAY Travel Media Group: The USA TODAY Travel Media Group expanded its focus beyond business travelers to all consumers in 2013. One way it expanded to a broader consumer audience was by launching five "Experience Travel" multiplatform products. The "Experience Travel" products help travelers make the most of their trip by giving them planning tools and information personalized to fit their lifestyle. The Experience Travel sites also offer interactive community-oriented functionality enabling readers to comment and share, and other features. The Travel Media Group also expanded its hotel relationship with The Point, a guest-facing digital news, information, travel utility and entertainment platform. The Point is paired with a hotel's WiFi network as a means to provide real-time information and services to guests. In addition, the Travel Media Group further leveraged its 10Best travel media brand to more broadly include sports- and entertainment-themed content.

G/O Digital (Digital Marketing Services): Gannett launched a new brand, G/O Digital, for its digital marketing services organization. This new branding signals Gannett's evolution as a full-service media and marketing company with a suite of best in class digital products. G/O Digital offers a one-stop shop of localized marketing solutions to national and small to medium-sized businesses. G/O Digital comprises Gannett's full suite of digital marketing services, including marketing leaders Shoplocal, Key Ring, Deal Chicken and BLiNQ - and puts them to work in an integrated, complementary way to transform local marketing and connect advertisers with local consumers.

The market need for these integrated services was validated by the tangible results achieved in 2013. For example, Staples charged Gannett with creating a custom marketing campaign that increased in-store foot traffic and sales in just 12 weeks. G/O Digital provided a cost-efficient, turnkey solution that provided targeted messaging to consumers, helping Staples exceed its ambitious sales goals.

G/O Digital saw strong revenue traction from small to medium-sized business (SMB) customers with over 160% year-over-year growth driven by the strong partnership with U.S. Community Publishing and Broadcasting sales forces. Reflecting the deep commitment and expertise G/O Digital provides to its small and medium-sized clients, G/O Digital was named to Google Adwords™ Premier SMB Partner program, a select program offered to a small number of Google partners worldwide. G/O Digital also integrated BLiNQ and Key Ring offerings with the overall G/O Digital business.

BLiNQ Media won Facebook's Preferred Marketing Developer Innovation award in 2013 for its LocalLiFT offering – an innovative social local product for retailers and brands that combines BLiNQ's best-in-class social media advertising capabilities with Shoplocal's unique content. This reinforces G/O Digital's strategy to differentiate BLiNQ Media as "leader in local social marketing" with unique local solutions by leveraging Gannett assets.

Key Ring launched a new version of its mobile application that expands Key Ring functionality from "Loyalty" to "Shopping Utility" and includes new functionality such as shopping lists, weekly sales listings for all retailers in ZIP code, and expanded coupon offers. This new functionality leverages content from Shoplocal, Deal Chicken and Clipper.

Gannett Publishing Services: In 2013, Gannett Publishing Services (GPS) completed its second year of operations as the centralized circulation, ad production, print and packaging operations, and consumer sales and service functions for all of Gannett's domestic publishing operations. GPS provides printing services in 39 U.S. locations. In addition to providing an efficient, cost-effective print platform, this allows Gannett publishers to focus on strengthening the core elements of their local business - which are providing valued news and information, building advertising sales and expanding their strong community ties. GPS continues to generate new revenue opportunities by leveraging its existing assets in third-party ad production, printing and packaging services, and distribution services as an integrated nationwide business.

During 2013, GPS reduced annualized distribution costs, production costs and customer call center costs by over $30 million as a result of automation and other efficiency efforts.

Sourcing: The Sourcing initiative focuses on further leveraging company-wide spending in key procurement categories and driving areas of opportunity for savings from contract renegotiations, increased efficiencies of operational shifts, and policy and system enhancements to fully leverage the size and scale of the company for savings across all divisions. The goal of this initiative is to continually review patterns of consumption and find efficient productive ways of doing business through centralized sourcing and procurement from negotiated partner agreements. In 2013, these efforts resulted in 8% cost reduction in specifically targeted spending categories.

Space Consolidation: In 2013, Gannett's efforts to optimize its physical footprint continued to progress very successfully. The company sold several facilities and consolidated expiring leases. The real estate team is continually focused on portfolio optimization which includes selling older, underutilized buildings, relocating to more efficient, flexible, digitally oriented office space, reconfiguring spaces to take advantage of leasing and subleasing opportunities, and combining operations where possible. Since the beginning of 2012, the company has sold 25 properties consisting of approximately 1 million square feet of office space and more than 100 acres of excess land. Recent examples include The Des Moines Register moving from a nearly 100-year old building of approximately 225,000 square feet to a state-of-the-art, digital media facility in leased office space of 79,000 square feet, and The Indianapolis Star's announcement that it will sell its 100-year old building of approximately 325,000 square feet and relocate to smaller, more efficient and digitally-oriented leased space.

Capital Allocation: Gannett's approach to capital allocation is a key source of financial strength in support of current initiatives as well as providing flexibility for future opportunities. In June 2013, Gannett announced an extension of its share buyback program replacing its existing remaining share repurchase authorization with a new $300 million authorization expected to be completed within two years. During 2013, the company repurchased 4.9 million shares for approximately $117 million at an average price of $23.59 per share. The company also will continue its existing dividend payment program, currently at an annualized rate of $.80 per share.

Strategic Acquisitions and Dispositions
Strategic acquisitions are a key component of the company's strategy to grow its higher-margin businesses, and to accelerate growth by entering into or expanding high potential businesses across all of the company's segments.

As highlighted earlier, Gannett's acquisition of Belo Corp. in December 2013 expanded the number of Gannett's television stations to 43 from 23, including seven stations serviced by Gannett under shared services and similar arrangements.

The company is now the largest independent station group of major network affiliates in the top 25 markets, with 21 stations in those markets. Excluding owner operators, Gannett is now the largest owner of CBS affiliates and expands its NBC affiliate group, which is already No. 1. Gannett also is the No. 4 ABC affiliate group.

Following the Belo acquisition, Gannett's Broadcasting Segment is projected to contribute more than half of the company's total operating cash flow in 2014 and beyond, and the Digital and Broadcasting Segments combined are expected to contribute nearly two-thirds.

Subsidiaries of Gannett and Sander Media, a holding company that has a station-operation agreement with Gannett, agreed to sell KMOV-TV in St. Louis, MO, to media company Meredith Corporation (Meredith). Under a separate agreement, subsidiaries of both companies also have agreed to sell Meredith two other stations, KTVK-TV and KASW-TV in Phoenix, AZ. The purchase price for the three stations is $407.5 million.

Also in 2013, Gannett partnered with Generation Partners, a private equity firm with extensive experience in growth-oriented investments, to fund the continued growth and expansion of the Captivate Network. As a result, Captivate Network is now a separate company co-owned by Gannett and Generation. Founded in 1997 and wholly owned by Gannett prior to the new partnership, Captivate operates an IP-enabled digital place-based media network with over 10,000 screens across more than 1,000 commercial office buildings in the U.S. and Canada. This partnership will provide Captivate with the necessary capital and strategic focus to drive growth in the coming years.

In the Digital Segment, CareerBuilder made a number of strategic acquisitions to expand and diversify its business, enabling it to offer the human capital data, software, and advertising solutions in a bundle that no other competitor in the marketplace has. These acquisitions include Oil and Gas Job Search, the oil and gas industry's leading online job site outside North America, headquartered in Manchester, England, supporting job postings worldwide. CareerBuilder also continued to expand in the Asia market with the acquisition of Vietnam Online Network (KiemViec.com & HR Vietnam). KiemViec.com is Vietnam's second largest career site by revenue, and first by number of registered users. HR Vietnam specializes in recruitment services and human resource solutions for employers.

These acquisitions built upon investments made in 2012, which included the acquisition of a controlling interest in EMSI, an economic software firm that specializes in employment data and labor market analysis. EMSI collects and interprets large amounts of labor data, which is used in work force development and talent strategy. Also in 2012, CareerBuilder acquired: JobScout24, which solidified CareerBuilder's position as one of the top three online recruitment sites in Germany; JobsCentral, a leading jobs board in Singapore that also has a fast-growing presence in Malaysia; Ceviu, which is the leading information technology job board in Brazil; and Top Language Jobs, Europe's number one language specialist recruitment job portal, operating the largest global network of job boards dedicated to multilingual job seekers looking for work internationally.

Other recent acquisitions have been targeted at expanding the depth and breadth of the company's digital offerings through smart investments. They have enabled Gannett to generate valuable new revenue streams by offering a full complement of products to advertisers. These include Gannett's purchase in 2012 of BLiNQ Media, LLC, a leading global innovator of social engagement advertising solutions for agencies and brands. BLiNQ helps companies advertise and engage with consumers on Facebook and other social networks. In addition, Gannett acquired Mobestream Media, developer of the Key Ring consumer rewards mobile platform (Key Ring), which is available on all major smartphones. Consumers download the free Key Ring application to scan and store existing loyalty cards, join new rewards programs, get mobile coupons and other promotional offers delivered to their smartphones. The 2012 acquisition of Rovion, whose primary product is Ad Composer, provided the company with a self-service technology platform that enables the full development and deployment of rich media and mobile HTML5 ads.

Also in 2012, the company acquired the assets of Fantasy Sports Ventures/Big Lead Sports, a leading sports digital site. This business is an important addition to the USA TODAY Sports Media Group, positioning it as one of the top five sports sites on the web.

General Company Information
Gannett was founded by Frank E. Gannett and associates in 1906 and was incorporated in 1923. The company listed shares publicly for the first time in 1967. It reincorporated in Delaware in 1972. The company's 228 million outstanding shares of common stock are held by approximately 7,600 shareholders of record in all 50 states and several foreign countries. Gannett's headquarters is in McLean, VA, near Washington, DC.

Business Segments
The company has three principal business segments: Broadcasting, Publishing and Digital. Operating revenues and income from web sites, mobile and tablet products associated with publishing operations and broadcasting stations are reported in the Publishing and Broadcasting Segments, respectively.

Financial information for each of the company's reportable segments can be found under Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Item 8 "Financial Statements and Supplementary Data" of this Form 10-K.

Broadcasting Segment
Gannett Broadcasting's 2013 was a year of strategic changes. On Dec. 23, 2013, Gannett acquired Belo Corp., which, like Gannett, values quality, award-winning journalism, operational excellence and strong brand leadership. At the end of 2013, the company's broadcasting division, headquartered in McLean, VA, included 43 television stations, either owned or serviced through shared service agreements or other similar agreements. Stations in the company's broadcasting division cover 30% of the U.S. population in markets with nearly 35 million households.

The primary sources of the company's broadcasting revenues are: 1) core advertising which includes local and national non-political advertising; 2) political advertising revenues which are particularly seasonal with peaks occurring in even years (e.g. 2012, 2010) and particularly in the fourth quarter of those years; 3) retransmission revenues representing fees paid by satellite and cable networks and telecommunications companies to carry the company's television signals on their network; 4) digital revenues which encompass advertising on the stations' web and tablet and mobile products; and 5) payments by advertisers to television stations for other services, such as the production of advertising material.

The advertising revenues generated by a station's local news programs make up a significant part of its total revenues. Advertising rates are influenced by the demand for advertising time. This demand is influenced by a variety of factors, including the size and demographics of the local population, the concentrations of retail stores, local economic conditions in general, and the popularity of the station's programming. As the market fluctuates with supply and demand, so does the station's pricing. Almost all national advertising is placed through independent advertising representatives. Local advertising time is sold by each station's own sales force.

Generally, a network provides programs to its affiliated television stations and sells on its own behalf commercial advertising for certain of the available ad spots within the network programs. The company's television stations produce local programming such as news, sports, and entertainment.

Retransmission consent agreements: Pursuant to Federal Communications Commission (FCC) rules, every three years a local television station must elect to either (1) require cable and/or direct broadcasting satellite operators to carry the station's signal or (2) enter into retransmission consent negotiations for carriage. At present, the company has retransmission consent agreements with the majority of cable operators and the primary satellite providers for carriage of its television stations. The company has retransmission agreements with several major telecommunications companies.

Revenue from television retransmission fees has increased steadily in the last several years, better reflecting the value of the content that Gannett Broadcasting provides. The year-over-year increases for 2013 and 2012 were 52% and 21%, respectively. While core advertising still represents a majority of broadcasting revenues, the contribution from retransmission revenues continues to grow.

In 2013, the company completed retransmission negotiations with several providers. These are multi-year agreements that provide the company with significant and steady revenue streams. As a result, retransmission revenues are expected to grow significantly in 2014 and beyond.

Programming and production: The costs of locally produced and purchased syndicated programming are a significant portion of television operating expenses. Syndicated programming costs are determined based upon largely uncontrollable market factors, including demand from the independent and affiliated stations within the market. In recent years, the company's television stations have emphasized their locally produced news and entertainment programming in an effort to provide programs that distinguish the stations from the competition, to increase locally responsible programming, and to better control costs.

Gannett television stations led the way in covering major news events during 2013. From the inauguration of the president and the naming of a new Pope, to the wildfires in the west, Gannett Broadcasting provided outstanding news coverage on-air, online, for mobile devices and in social media. The division also focused on working closely with USA TODAY and USCP to develop and enhance content for consumers.

For example, for the inauguration of President Obama, WUSA in Washington, DC, worked with USA TODAY and CBS to bring viewers 15 ½ hours of continuous coverage. WUSA was the only local station to stream the day's events to mobile devices and coverage was made available to USA TODAY and all other Gannett media properties.

In addition, when a new Pope was elected, WUSA, KSDK in St. Louis, MO, and WGRZ in Buffalo, NY, reported live from Rome and shared their work across the entire company.

Likewise, following the Boston Marathon bombings, Gannett Broadcasting responded quickly both on-air and in social media, dispatching news crews from WUSA, KUSA in Denver, KPNX in Phoenix, and WCHS in Portland, ME, to Boston to cover the unfolding story and provide live-stream breaking news for all Gannett properties, including web and mobile device apps.

Other major stories captured both national and local interest, including extensive wildfires in Colorado and Arizona. Gannett Broadcasting quickly sent additional crews to assist local station coverage and worked closely with USA TODAY and USCP to share content and provide live streaming of coverage.

Advocacy continues to be an important focus for Gannett Broadcasting. For instance, KUSA helped raise more than $1 million for flood victims in Colorado. WTLV and WJXX, First Coast News in Jacksonville, FL, helped provide free dental care for the working poor. WBIR in Knoxville, TN, built a new home for a local charity while WLTX in Columbia, SC, remodeled a home with Habitat for Humanity. Broadcasting collectively made a difference in Gannett's local communities also by participating in USA WEEKEND's national Make A Difference Day. These are just a few examples of how the company's purpose is fulfilled by Gannett's television stations.

Gannett Broadcasting also finalized the rollout of a new graphics and music package leveraging USA TODAY's signature color-coding system, which has been well received by viewers. The Broadcasting Segment has also been recognized for its innovative approach to displaying upcoming stories at the bottom of the screen, which is seen as a real differentiator with viewers. Gannett stations started the rollout of a new graphics play-out device with custom-written software that makes workflow faster and more efficient.

Gannett Broadcasting won numerous national and local awards in 2013. Dave Lougee, president of Gannett Broadcasting, was honored by the Radio Television Digital News Association (RTDNA) with a First Amendment Leadership Award. The award is given annually by the Radio Television Digital News Foundation to a leader who has made significant contributions to the protection of the First Amendment and freedom of the press.

KUSA's Patti Dennis was named News Director of the Year by Broadcasting and Cable Magazine. In addition, Gannett Broadcasting, including the former Belo stations, was honored with six National and 74 Regional Edward R. Murrow Awards. Both represent the largest number of awards for any broadcast group. At the national level, KUSA and KARE received two awards each, and WFAA and WTSP each won one award. Gannett Broadcasting stations also received hundreds of nominations and awards in the Regional Emmy and AP contests conducted throughout the United States. KARE and KUSA were both recognized with Walter Cronkite Awards for outstanding work in Political Reporting and WFAA was recognized with a Gerald Loeb Award for excellence in business journalism.

Competition: In each of its broadcasting markets, the company's stations and affiliated digital platforms compete for revenues with other network-affiliated and independent television broadcasters and with other advertising media, such as radio broadcasters, cable television, newspapers, magazines, direct mail, out-of-home advertising and Internet media. Other sources of present and potential competition for the company's broadcasting properties include home video and audio recorders and players, direct broadcasting satellite, low-power television, Internet radio, video offerings (both wire line and wireless) of telephone companies as well as developing video services. The stations also compete in the emerging local electronic media space, which includes Internet or Internet-enabled devices, handheld wireless devices such as mobile phones and tablets, social media platforms, digital spectrum opportunities associated with DTV and the new Internet-enabled television. The company's broadcasting stations compete principally on the basis of their audience share, advertising rates and audience composition.

The Broadcasting Segment continues to focus on increasing engagement on all platforms with local customers. As was the case the last several years, Gannett television stations saw growth in digital metrics as the stations' content remains in high demand and product improvements continue to be favorably received by consumers. Overall in 2013, mobile saw tremendous growth with mobile visitors increasing 65%, mobile page views up 72% and mobile video plays up 190%. Desktop website and mobile app product improvements for Gannett's local stations are driving higher engagement with consumers on these platforms. Mobile traffic data includes tablets and the company expects greater consumer adoption with increased tablet penetration.

Broadcasting is positioned to maximize engagement through social media. The synergistic relationship between social media and television is strong and research suggests social media engagement can have a positive impact on television viewing consumption. From major sporting events such as the Super Bowl and March Madness, to signature television events like the Grammy or Academy Award shows, to national breaking news events like the Navy Yard shooting or the Boston bombing, to local news events, social media influenced what people watched, what they shared and what they talked about. Gannett Broadcasting Facebook fans increased 54% in 2013 and Twitter followers were up 66% as a result of increased engagement.

Regulation: The company's television stations are operated under the authority of the FCC, the Communications Act of 1934, as amended (Communications Act), and the rules and policies of the FCC (FCC Regulations).

Television broadcast licenses are granted for periods of eight years. They are renewable upon application to the FCC and usually are renewed except in rare cases in which a petition to deny, a complaint or an adverse finding as to the licensee's qualifications results in loss of the license. The company believes it is in substantial compliance with all applicable provisions of the Communications Act and FCC Regulations. The company continues to file license renewal applications for its stations, including for several stations with license renewal applications pending from the last round of license renewals, and it expects these renewals to be granted in the ordinary course.

FCC Regulations also limit concentration of broadcasting control and regulate network and local programming practices. FCC Regulations governing multiple ownership limit, or in some cases prohibit, the common ownership or control of most communications media serving common market areas (for example, television and radio; television and daily newspapers; or radio and daily newspapers). In addition, the Communications Act includes a national ownership cap under which one company is permitted to serve no more than 39% of all U.S. television households. The market reach of stations that broadcast on UHF channels is discounted by 50% (the "UHF discount"). The company's 36 television stations (excluding seven stations currently serviced by Gannett under shared services and similar arrangements) reach approximately 23% of U.S. television households, applying the UHF discount. The FCC has proposed repeal of the UHF discount, and that proceeding remains pending. Without applying the UHF discount, Gannett's national reach would be approximately 28%. FCC Regulations permit common ownership of two television stations in the same market in certain defined circumstances, provided that at least one of the commonly owned stations is not among the market's top four rated stations at the time of acquisition and at least eight independent media "voices" remain after the acquisition.

FCC Regulations prohibit a television station owner from owning a daily newspaper in cases where the station's contour encompasses the newspaper's city of publication. In 2007, the FCC granted a permanent waiver authorizing the company's continued ownership of both KPNX-TV and The Arizona Republic in Phoenix, AZ. The FCC has commenced a new review of its ownership rules in 2010, as it is required to do every four years. In 2011, the FCC had proposed to retain the local television ownership rule, and proposed a modest relaxation of the newspaper/broadcast rule. The current chair of the FCC has stated opposition to any modification of the cross-ownership rule, and is likely to release an order determining that certain joint sales agreements between stations will be treated as attributable ownership interests, and a further notice of proposed rulemaking seeking comment about shared services agreements and local news agreements, including whether such arrangements should be attributable for purposes of the ownership rules. An order in this proceeding is expected in 2014. Gannett is a party to shared services agreements with certain third parties that own stations in markets where Gannett also owns television stations and/or daily newspapers. The company cannot predict whether or how the FCC's rules in this area may change, or whether it will grandfather existing agreements should it change the rules.

Congress and the FCC are considering possible changes to the Communications Act and to the statutory cable and satellite copyright regime, and to other FCC Regulations, respectively, including the rules concerning good faith negotiation of retransmission consent (which govern cable and satellite operators' carriage of the signals of the company's stations); and the rules and policies concerning the specific amount and type of public-interest programming required to be carried by broadcasting stations to satisfy their license obligations and requirements concerning the disclosure of such programming efforts. In addition, as authorized by and pursuant to certain requirements established by Congress, the FCC is seeking comment on rules to govern a "repacking" of the television spectrum. The repacking may entail television stations moving to different channels, having smaller service areas, and/or accepting additional interference. Congress has required that the FCC make "all reasonable efforts" to preserve the coverage area and population served of full-power and Class A television stations. The FCC has an open proceeding seeking comment on the interpretation of this requirement and other issues related to the repacking. The legislation authorizing the repacking establishes a $1.75 billion fund for reimbursement of costs incurred by stations that are required to change channels in the repacking. The rules concerning how the reimbursement process will work have not yet been established.

Services such as Aereo and FilmOn X provide their subscribers with streaming content from television stations, over the Internet. Litigation is ongoing over the claims of certain broadcasters and networks that such services, which are offered without broadcasters' consent, violate copyright law. The Supreme Court has agreed to hear an appeal of the Second Circuit's decision affirming a district court decision to deny a preliminary injunction against Aereo.

Publishing Segment

The company's publishing business includes 82 U.S. daily publications, including USA TODAY, and more than 400 non-daily local publications in 30 states and Guam. In the U.K, through its Newsquest subsidiary, the company also produces 17 daily paid-for publications and more than 200 weekly publications, magazines and trade publications. All of the company's local publishing operations and affiliated digital products are fully integrated with shared support, sales and service platforms. Other businesses that are an integral part of the publishing business include:

- USA WEEKEND, a weekly magazine carried by more than 760 local publishers with an aggregate circulation reach of more than 22 million.
- Clipper Magazine, a direct mail advertising magazine that publishes hundreds of local market editions under the brands Clipper Magazine, Savvy Shopper and Mint Magazine in 29 states to more than 27 million.
- Gannett Government Media, a worldwide multimedia business with digital, print and broadcast media properties focused on government, military and defense technology audiences.
- Gannett Healthcare Group, which publishes magazines specializing in news, continuing education opportunities and employment opportunities, reaching nurses and allied health professionals nationwide. Its web sites, GannettHG.com, Nurse.com and TodayinPT.com, feature news, continuing education opportunities and information about employment opportunities for allied health professionals. Gannett Healthcare Group also operates Gannett Education, which delivers continuing education opportunities to nurses and allied health professionals and includes GannettEducation.com, ContinuingEducation.com and PearlsReview.com, an online nursing certification and continuing education web site.

The USCP division and USA TODAY are headquartered in McLean, VA, and the company's U.K. operations are managed from Weybridge, England.

Affiliated digital products of the company's U.S. publications, including USA TODAY, reach more than 38 million unique visitors monthly. The print products reach more than 10 million readers every weekday and more than 12 million readers every Sunday. Together they provide critical news and information from neighborhoods, the nation and the globe.

USA TODAY ranks No. 1 in the industry in combined print and digital circulation, according to the Alliance for Audited Media's September 2013 Publisher's Statement, with total daily circulation of 2.9 million which includes daily print, digital replica and digital non-replica. USA TODAY was introduced in 1982 as the country's first national, general-interest daily publication. In 2013, it solidified its position as a leader in digital content. A completely re-imagined set of digital products led to an increase in page views of 66%, a 21% increase in unique visitors and 19% Internet reach. During 2013, USATODAY.com hosted on average more than 24 million unique visitors, with over 67 million visits and 281 million page views per month. USA TODAY mobile page views increased 29% year over year, to more than 6.15 billion page views in 2013.

Newsquest's digital audience increased substantially during 2013, with audited average daily unique users rising by 35% to 687,000. The heraldscotland.com was named by ABC as the U.K.'s fastest growing news web site, while Newsquest Specialist Media was declared the U.K.'s B2B Digital Publisher of the year by the Periodical Publishers Association.

USA TODAY is produced at facilities in McLean, VA, and transmitted digitally to offset printing plants around the country. It is printed at Gannett plants in 13 U.S. markets and commercially at offset plants owned by other print providers in 23 other U.S. markets.

The publication of non-daily products continued to be an important part of Gannett's market strategy for 2013. The company produces non-daily publications in the U.S. including glossy lifestyle magazines, community publications and publications focused on one topic, such as health or cars.

The company's strategy for non-daily publications is to appeal to key advertising segments (e.g., affluent women, women with children or young readers). Non-daily products help print operations increase overall impressions and frequency for advertisers looking to reach specific audience segments or in some cases, like community weeklies, provide a lower price point alternative for smaller advertisers with specific geographic targets, thus helping to increase the local media organization's local market share.

Audience research: As Gannett's publishing businesses relentlessly pursue their mission to meet consumers' news and information needs anytime, anywhere and in any form, the company remains focused on an audience aggregation strategy. The company considers the reach and coverage of multiple products in its communities and measures the frequency with which consumers interact with each Gannett product.

Results from 2013 studies in 10 of the company's local domestic publishing markets conducted by Thoroughbred Research Group indicate that Gannett local media organizations reach more than two in three adults each week - and nearly eight in 10 each month. Under the All Access Content Subscription Model rolled out to 78 sites during 2012, more than half of readers access Gannett content on two or more platforms.

The company has gathered audience aggregation data for 53 Gannett markets and will continue to add more data in 2014. Aggregated audience data allows advertising sales staff to provide detailed information to advertisers about how best to reach their potential customers and the most effective product combination and frequency. This approach enables the company to increase its total advertising revenue potential while maximizing advertiser effectiveness.

In addition to the audience-based initiative, the company continues to measure customer attitudes, behaviors and opinions to better understand customers' digital use patterns and use qualitative research with audiences and advertisers to better determine their needs. In 2009, the USCP research group launched an ongoing longitudinal study to measure audience and consumer satisfaction in key markets. To date, the group has conducted nearly 33,000 interviews for the study.

Advertising: The company has advertising departments that sell retail, classified and national advertising across multiple platforms including print, online, mobile, tablet and niche publications. The company has a national ad sales force focused on the largest national advertisers and a separate sales organization to support classified employment sales - the Digital Employment Sales Center. Additionally, G/O Digital provides marketing specialists to small and medium-sized businesses, and Gannett Client Solutions groups provide customized marketing solutions. The company also has relationships with outside representative firms that specialize in the sale of national ads.

Retail display advertising is associated with local merchants or locally owned businesses. In addition, retail includes regional and national chains - such as department and grocery stores - that sell in the local market.

National advertising is display advertising principally from advertisers who are promoting national products or brands. Examples are pharmaceuticals, travel, airlines, or packaged goods. Both retail and national ads also include preprints, typically stand-alone multiple page fliers that are inserted in the daily print product.

Classified advertising includes the major categories of automotive, employment, legal, real estate/rentals and private party consumer-to-consumer business for merchandise and services. Advertising for classified segments is published in the classified sections, in other sections within the publication, on affiliated digital platforms and in niche magazines that specialize in the segment.

Proprietary research indicates that local and national advertisers find it challenging to manage the complexity of their marketing investments. They are seeking to reach an increasingly elusive audience and are struggling to influence attitudes and behavior at each stage of the purchase path. To help advertisers solve that, a refined approach to media planning was created to present advertisers with targeted, integrated solutions. The planning process leverages the company's considerable advantage in data analysis and secondary research. The result is a tailored media/marketing plan where the individual elements work in concert to amplify and reinforce the advertiser's message.

In addition, USCP continues to use online reader panels in 18 markets to measure advertising recall and effectiveness, article response, and identify consumer sentiment and trends. The reader panels include more than 30,000 opt-in respondents who have provided valuable feedback on more than 8,100 advertisements and 5,800 news articles. This capability allows sales staff in markets to provide deeper insights and return-on-investment metrics to advertisers.

The company's consultative multi-media sales approach has been tailored to all levels of advertisers, from small, locally owned merchants to large, complex businesses. Along with this sales approach, the company has intensified its sales and management training and improved the quality of sales calls. Digital product integration, sales pipeline management and a Gannett five-step consultative sales process were focus areas in 2013, with formal training delivered in all Gannett markets. Front-line sales managers in all USCP markets participated in intensive training to help them coach their sales executives for top performance.

Online operations: In support of the All Access Content Subscription Model, the company invested in a significant expansion of mobile offerings across local markets, including native applications for iPhone and Android smartphones and iPads and tablet-optimized web sites. The mobile audience at the company's local domestic publishing markets continued to grow in 2013, ultimately making up 13% of total page views, with mobile web sites and the native iPhone applications leading the way.

Through the All Access Content Subscription Model, the company made a clear commitment to provide consumers with the content they most want on the devices they use to access news and information about their local communities. Mobile page views increased 4% and mobile visitors increased 11% in 2013 on a year-over-year basis.

In 2013, the company implemented a social media content management software tool to ensure the division's journalists and marketing and customer service teams could more effectively manage multiple social media profiles and significantly increase their responsiveness and engagement with consumers.

Gannett continues to enjoy a long-standing relationship of trust in local business communities. Its advertising sales staff delivers solutions for its customers and helps small and medium-size businesses navigate the increasingly complex and diverse world of digital marketing. In 2013, the company further expanded its G/O Digital suite of products and continued its partnership with Yahoo! to offer more digital solutions to advertisers. Through this, Gannett is able to offer its customers expanded digital reach.

The overriding objective of the company's online strategy is to provide compelling content that best serves its customers. A key reason customers turn to a Gannett digital platform is to find local news and information. The credibility of the local media organization, a known and trusted information source, includes its digital platforms (tablet, mobile applications and its web site) and differentiates these online sources from competing online products. This allows Gannett's local media organizations to compete successfully as information providers.

A second objective in the company's online business development is to leverage the natural synergies between the local media organizations and local digital platforms. The local content, customer relationships, news and advertising sales staff, and promotional capabilities are all competitive advantages for Gannett. The company's strategy is to use these advantages to create strong and timely content, sell packaged advertising products that meet the needs of advertisers, operate efficiently and leverage the known and trusted brand of the local media organization.

GMTI builds, manages and maintains the cloud infrastructure that supports the desktop, mobile and native app digital presence associated with Gannett's U.S. newspaper and television businesses. GMTI partners with Gannett development teams to design applications and deliver platform enhancements in accelerated, iterative cycles with stringent quality standards. GMTI also provides application support and training for Gannett staff across the country.

Circulation: USCP delivers content in print and online, via mobile devices and tablets. In a trend generally consistent with the domestic publishing industry, circulation volume declined in 2013. However, year over year USCP circulation revenues increased 3% and digital access increased across all publications, driven by the All Access Content Subscription Model. USCP's All Access Content Subscription Model has more than 1.6 million digitally activated subscribers, enabling them easy access to content-rich products.

EZ Pay, which enhances subscriber retention rates, grew from approximately 59% at the end of 2012 to 64% in 2013 across all USCP sites.

For USCP, single copy represents approximately 15% of daily and 24% of Sunday net paid circulation volume.

The single copy price of USA TODAY at newsstands and vending machines was $2.00 in 2013 (price increased September 2013). Mail subscriptions are available nationwide and abroad, and home, hotel and office delivery is available in many markets. Approximately 83% of its net paid circulation results are from single-copy sales at newsstands, vending machines or provided to hotel guests. The remainder is from home and office delivery, mail, educational and other sales.

At the end of 2013, 71 of the company's domestic daily publications, including USA TODAY, were published in the morning, and 11 were published in the evening.

Production and distribution: In 2011, Gannett Publishing Services, or GPS, was formed to improve the efficiency and reduce the cost associated with the production and distribution of the company's printed products across all divisions in the U.S. GPS directly manages all of the production and circulation operations for all of Gannett's domestic publishing operations including all community newspapers and USA TODAY.

GPS leverages Gannett's existing assets, including employee talent and experience, physical plants and equipment, and its vast national and local distribution networks. GPS is responsible for imaging, ad production, internal and external printing and packaging, internal and external distribution, consumer sales, customer service and direct marketing services.

The Gannett Imaging and Ad Design Centers (GIADC) serve 79 publishing properties, including all USCP dailies with the exception of Guam and Detroit. In addition to the USCP sites, the GIADC also provides services to USA TODAY and Gannett Broadcasting properties and completes special projects for other internal businesses. GIADC is utilized for commercial imaging and/or ad production by 34 external customers.

By the end of 2013, almost all USCP and USA TODAY employees were utilizing a common content management system. The common content management system enables communication and collaboration needed to build strong design remotely. The studios are operationally efficient while enhancing design in publications across the company.

Newsquest operates its publishing activities around regional centers to maximize the use of management, finance, printing and personnel resources. This enables the group to offer readers and advertisers a range of attractive products across the market. The clustering of titles and, usually, the publication of a free print product alongside a paid-for print product, allows cross-selling of advertising serving the same or contiguous markets, satisfying the needs of its advertisers and audiences.

Newsquest produces free and paid-for print products with quality local editorial content. Newsquest also distributes a substantial volume of advertising leaflets in the communities it serves. Most of Newsquest's paid-for distribution is outsourced to wholesalers, although direct delivery is employed as well to maximize circulation sales opportunities.

Newspaper partnerships: The company owns a 19.49% interest in California Newspapers Partnership, which includes 19 daily California newspapers; a 40.64% interest in Texas-New Mexico Newspapers Partnership, which includes six daily newspapers in Texas and New Mexico and four newspapers in Pennsylvania; and a 13.50% interest in Ponderay Newsprint Company in the state of Washington.

Competition: The company's publishing operations and affiliated digital platforms compete with other media and digital ventures for advertising. Publishing operations also compete for circulation and readership against other professional news and information operations and amateur content creators. Very few of the company's publishing operations have daily competitors that are published in the same city. Most of the company's print products compete with other print products published in suburban areas, nearby cities and towns, free-distribution and paid-advertising publications (such as weeklies), and other media, including magazines, television, direct mail, cable television, radio, outdoor advertising, telephone directories, e-mail marketing, web sites and mobile-device platforms. Newsquest's publishing operations are in competitive markets. Their principal competitors include other regional and national newspaper and magazine publishers, other advertising media such as broadcast and billboard, Internet-based news and other information and communication businesses.

The rate of development of opportunities in, and competition from, digital media, including web site, tablet and mobile products, is increasing. Through internal development, content distribution programs, acquisitions and partnerships, the company's efforts to explore new opportunities in the news, information and communications business and in audience generation will keep expanding.

The company continues to seek more effective ways to engage with its local communities using all available media platforms and tools.

Environmental regulation: Gannett is committed to protecting the environment. The company's goal is to ensure its facilities comply with federal, state, local and foreign environmental laws and to incorporate appropriate environmental practices and standards in its operations. The company is one of the industry leaders in the use of recycled newsprint, increasing its purchase of newsprint containing recycled content from 42,000 metric tons in 1989 to 152,023 metric tons in 2013. During 2013, 38% of the company's domestic newsprint purchases contained recycled content, with an average recycled content of 32%. Additional information about the company's environmental and sustainability initiatives can be found on page 13.

The company's operations use inks, solvents and fuels. The use, management and disposal of these substances are sometimes regulated by environmental agencies. The company retains a corporate environmental consultant who, along with internal and outside counsel, oversee regulatory compliance and preventive measures. Some of the company's subsidiaries have been included among the potentially responsible parties in connection with sites that have been identified as possibly requiring environmental remediation. Additional information about these matters can be found in Part I, Item 3, Legal Proceedings, in this Form 10-K.

Raw materials: Newsprint, which is the basic raw material used in print publication, has been and may continue to be subject to significant price changes from time to time. During 2013, the company's total newsprint consumption was 404,173 metric tons, including consumption by USA WEEKEND, USA TODAY, tonnage at non-Gannett print sites and Newsquest. Newsprint consumption was 11% less than in 2012. The company purchases newsprint from 20 domestic and global suppliers.

In 2013, global newsprint supplies were adequate. The company continues to moderate newsprint consumption and expense through press web-width reductions and the use of lighter basis weight paper. The company believes that available sources of newsprint, together with present inventories, will continue to be adequate to supply the needs of its publishing operations.

Joint operating agencies: The company's publishing subsidiary in Detroit participates in a joint operating agency (JOA). The JOA performs the production, sales and distribution functions for the subsidiary and another publishing company under a joint operating agreement. Operating results for the Detroit JOA are fully consolidated along with a charge for the minority partner's share of profits. The company has a 50% partnership interest in a JOA in Tucson, AZ, which provides service to a non-Gannett publication in the city. The company's share of results for the Tucson operations are accounted for under the equity method, and are reported as a net amount in "Equity income in unconsolidated investees, net."

Digital Segment
The largest businesses within the company's Digital Segment are CareerBuilder, PointRoll and Shoplocal.

CareerBuilder is the global leader in human capital solutions, helping companies target, attract and retain talent. Its online job site, CareerBuilder.com, is the largest in North America with the most revenue.

Headquartered in Chicago, IL, CareerBuilder and its subsidiaries operate in the U.S., Europe, Canada, Asia and South America. Its sites, combined with its partnerships, give CareerBuilder a presence in more than 60 markets worldwide.

CareerBuilder offers a wide array of services from labor market intelligence to talent management software and other recruitment solutions. Most of the revenues are generated by its own sales force but substantial revenues are also earned through sales of employment advertising placed with CareerBuilder's owners' affiliated media organizations.

In 2013, CareerBuilder acquired KiemViec.com & HR Vietnam (collectively Vietnam Online Network or VON), headquartered in Ho Chi Minh City, Vietnam. KiemViec.com is one of Vietnam's largest career sites. HR Vietnam specializes in recruitment services and human resource solutions for employers. Together, CareerBuilder and VON will bring Vietnam's employers and workers a broader range of recruitment and job search resources. During 2013, CareerBuilder also acquired Oil and Gas Job Search (OilandGasJobSearch.com), continuing its expansion of niche online job search platforms. Oil and Gas Job Search, headquartered in Manchester, England, is the oil and gas industry's leading online job site outside North America with job postings worldwide.

CareerBuilder is changing the way companies source, engage and re-engage talent. The company's Talent Network solution is an "always-on" recruiting engine that leverages SEO and popular destinations like recruitment sites to match the right candidates with open positions and help businesses build a pipeline of active and passive candidates for current and future openings.

In 2012, CareerBuilder acquired EMSI, which collects and interprets large amounts of employment data which is used in workforce development and talent strategy. CareerBuilder is leveraging the EMSI acquisition to enhance their workforce analytics platform, creating an unmatched repository of historical and real-time labor information.

CareerBuilder also continued to grow its global businesses with the acquisitions of Top Language Jobs in the U.K., the leading global online jobsite for multi-language jobs and candidates, and Ceviu, the leading information technology job board in Brazil.

PointRoll is a multi-screen digital advertising technology and services company. PointRoll enables advertisers, agencies, and publishers to create, target, deploy, and optimize digital campaigns in real time across any digital channel including display, rich media, in-stream video, mobile, tablet and more. PointRoll provides the creative tools, analytics and expertise marketers need to effectively engage consumers and convert them into buyers and brand supporters. Founded in May 2000, PointRoll has been instrumental in the evolution of digital engagement and has evolved beyond the expandable banner ad to offer marketers the ability to find consumers wherever they are across any digital platform and deliver a relevant brand or direct response experience, dramatically improving ad effectiveness while gaining actionable insights. PointRoll is headquartered in King of Prussia, PA, and maintains offices across the U.S.

In October 2012, Gannett acquired Rovion. Rovion's primary product, Ad Composer, includes a self-service technology platform that enables the full development and deployment of rich media and mobile HTML5 ads by clients who do not have coding expertise. Rovion is being integrated into PointRoll's operations and technology platform and will be leveraged across the entire Gannett network to fulfill the needs of agencies and advertisers.

Shoplocal is the leader in turnkey local, at scale interactive marketing that turns content into commerce for national retailers, brands and agencies. Shoplocal offers a complete suite of innovative digital advertising solutions to connect with shoppers along the path to purchase, driving measurable in-store sales and ROI. Shoplocal partners with more than 100 of the nation's top retailers, including CVS, Kohl's, Lowe's, Macy's, Publix, Staples, Target, Walmart and Walgreens, to deliver localized promotions to shoppers at national scale through online circulars, display advertising, search, social media, digital out of home and mobile. Shoplocal is headquartered in Chicago, IL.

Competition: For CareerBuilder, the largest online employment site in North America, the market for online recruitment solutions is highly competitive with a multitude of online and offline competitors. Competitors include other employment related web sites, general classified advertising web sites, professional networking and social networking web sites, traditional media companies, Internet portals, search engines and blogs. The barriers for entry into the online recruitment market are relatively low and new competitors continue to emerge. Recent trends include the rising popularity of professional and social media networking web sites which have gained traction with employer advertisers. The number of niche job boards targeting specific industry verticals has also continued to increase. CareerBuilder's ability to maintain its existing customer base and generate new customers depends to a significant degree on the quality of its services, pricing, product innovation and reputation among customers and potential customers.

For PointRoll, the market for rich media advertising technology solutions is highly competitive. Competitors include divisions of larger public media and technology companies, and several earlier-stage independent rich media, dynamic ad, video, mobile, and social advertising technology specialists. The barriers to entry in the rich media market are moderate. Recent trends include the shift towards audience-centric, exchange-based media buying, entry of dynamic ad generation specialists, the move towards automated creative design tools, and the shift toward video content online with associated in-stream advertising opportunities. Increasingly, marketers and their agencies are looking for advertising technology providers that can scale across media platforms, including rich media, video and mobile. PointRoll's ability to maintain and grow its customer base and revenue depends largely on its continued product innovation, level of service quality, depth of marketing analytics and ultimately the effectiveness of its rich media advertising and resulting customer satisfaction.

For Shoplocal, the market for digital store promotions is highly competitive and evolving as digital media transforms marketing programs. Shoplocal competitors in the online circular space are few. Media fragmentation continues to challenge retailers and Shoplocal is well positioned to deliver solutions to meet this challenge. Shoplocal anticipates continued benefit from growth in online-influenced offline retail sales (which Forrester Research projects to exceed $1.42 billion in 2014). The scale of Shoplocal's proprietary retail database and its established distribution partnerships is a source of advantage in this space. Shoplocal enables delivery of all types of promotional content to any digitally connected device across all platforms, a key factor with the continued surge in mobile and social usage among consumers.

***Regulation and legislation** (impacting Digital Segment businesses and digital operations associated with Publishing and Broadcasting businesses):* The U.S. Congress has passed legislation which regulates certain aspects of the Internet, including content, copyright infringement, taxation, access charges, liability for third-party activities and jurisdiction. In addition, federal, state, local and foreign governmental organizations have enacted and also are considering other legislative and regulatory proposals that would regulate the Internet. Areas of potential regulation include, but are not limited to, user privacy and intellectual property ownership. With respect to user privacy, the legislative and regulatory proposals could regulate behavioral advertising, which specifically refers to the use of user behavioral data for the creation and delivery of more relevant, targeted Internet advertisements. Some Gannett properties leverage certain aspects of user behavioral data in their solutions.

Employees

At the end of 2013, the company and its subsidiaries had approximately 31,600 full-time and part-time employees including 2,600 for CareerBuilder and 2,250 employees from the Belo acquisition.

	2013	2012
Broadcast	4,800	2,600
Publishing	23,000	24,800
Digital	3,000	2,500
Corporate	800	800
Total company	**31,600**	**30,700**

Approximately 10% of those employed by the company and its subsidiaries in the U.S. are represented by labor unions. They are represented by 78 local bargaining units, most of which are affiliated with one of eight international unions under collective bargaining agreements. These agreements conform generally with the pattern of labor agreements in the publishing and broadcasting industries. The company does not engage in industry-wide or company-wide bargaining. The company's U.K. subsidiaries bargain with two unions over working practices, wages and health and safety issues only.

Environmental and Sustainability Initiatives

Gannett is committed to making smart decisions to protect the environment and manage its environmental impact responsibly. The company has taken a number of steps to reduce its environmental impact and underscore its commitment to sustainability.

The company has been an industry pioneer in switching to environmentally-friendly press products, such as low-VOC (Volatile Organic Compound) washes and fountain solutions and citrus-based press cleaners. All colored inks and many black inks the company uses are soy-based rather than petroleum-based, and delivered in reusable containers. Gannett's waste ink is recycled, either on-site or at the manufacturer's facility. The company continues to minimize landfill usage by collecting used paper, plastics and other materials for recycling and has substantially reduced water usage by switching to dry methods of photo processing and plate processing.

Gannett has reduced green house emissions by using newsprint vendors who practice sustainability, switching to light-weight newsprint, and reducing the size of the newspapers printed.

The company also is focused on being energy efficient. Its headquarters building received the Leadership in Energy and Environmental Design (LEEDS) EB certification, and the company has relocated many employees in other facilities to newer, more energy efficient offices.

Gannett has installed more energy efficient systems and appliances in many of its buildings. In 2013 alone, Gannett's energy efficiency program resulted in a reduction of more than five million kilowatt hours of annual electricity use. For 2014, Gannett has identified new projects estimated to reduce power consumption by another 10 million kilowatt hours annually.

The Gannett Green Operating Employee Group serves as a forum to review and recommend "green" ideas and practices. The group maintains an intranet site that provides an accessible, informative and interactive resource highlighting new and innovative green best practices which help Gannett businesses and properties develop more sustainable operating practices.

Many of Gannett's media organizations cover environmental and sustainability issues. A good example is USA TODAY, which in 2013 did a recurring series on climate change. Many stories from this series were also shared across Gannett through the USA TODAY Network National News Desk.

Make A Difference Day, created by USA WEEKEND, is the nation's largest day of volunteering. For more than 20 years, the group has mobilized millions of people across the U.S. for this national day of service. Together with its hundreds of carrier newspapers and longstanding partners, USA WEEKEND rallies millions of people to help improve their communities. Volunteer efforts often include environmentally beneficial projects such as planting trees or gardens, cleaning up trash and planting sod.

The Gannett Foundation supports non-profit activities in communities where the company does business and contributes to a variety of charitable causes through its Community Grant Program. One of Gannett Foundation's community action grant priorities is environmental conservation.

MARKETS WE SERVE

TELEVISION STATIONS AND AFFILIATED DIGITAL PLATFORMS

State/District of Columbia	City	Station/web site	Channel/ Network	Affiliation Agreement Expires in	Weekly Audience (6)	Founded
Arizona	Flagstaff	KNAZ-TV: *azcentral.com/12news*	Ch. 2/NBC	2017	(7)	1970
	Phoenix	KASW-TV(1)(2): *azfamily.com*	Ch. 6/CW	2016	562,000	1995
		KPNX-TV: *azcentral.com/12news*	Ch. 12/NBC	2017	1,240,000	1953
		KTVK-TV(1)(2): *azfamily.com*	Ch. 3/IND		750,000	1955
	Tucson	KMSB-TV(1): *tucsonnewsnow.com*	Ch. 11/FOX	2016	190,000	1967
		KTTU-TV(1): *tucsonnewsnow.com*	Ch. 12/MNTV	2014	81,000	1984
Arkansas	Little Rock	KTHV-TV: *todaysthv.com*	Ch. 11/CBS	2015	421,000	1955
California	Sacramento	KXTV-TV: *news10.net*	Ch. 10/ABC	2014	85,300	1955
Colorado	Denver	KTVD-TV: *ktvd.com*	Ch. 20/MNTV	2014	536,000	1988
		KUSA-TV: *9news.com*	Ch. 9/NBC	2017	1,171,000	1952
District of Columbia	Washington	WUSA-TV: *wusa9.com*	Ch. 9/CBS	2015	1,803,000	1949
Florida	Jacksonville	WJXX-TV: *firstcoastnews.com*	Ch. 25/ABC	2014	404,000	1989
		WTLV-TV: *firstcoastnews.com*	Ch. 12/NBC	2017	501,000	1957
	Tampa-St. Petersburg	WTSP-TV: *wtsp.com*	Ch. 10/CBS	2015	1,262,000	1965
Georgia	Atlanta	WATL-TV: *myatltv.com*	Ch. 36/MNTV	2016	793,000	1954
		WXIA-TV: *11alive.com*	Ch. 11/NBC	2017	1,556,000	1948
	Macon	WMAZ-TV: *13wmaz.com*	Ch. 13/CBS	2015	206,000	1953
Idaho	Boise	KTVB-TV(5): *ktvb.com*	Ch. 7/NBC	2015	198,000	1953
Kentucky	Louisville	WHAS-TV(1): *whas11.com*	Ch. 11/ABC	2014	514,000	1950
Louisiana	New Orleans	WWL-TV: *wwltv.com*	Ch. 4/CBS	2017	543,000	1957
		WUPL-TV(4): *wupltv.com*	Ch. 54/MNTV	2014	169,000	1955
Maine	Bangor	WLBZ-TV: *wlbz2.com*	Ch. 2/NBC	2017	107,000	1954
	Portland	WCSH-TV: *wcsh6.com*	Ch. 6/NBC	2017	310,000	1953
Michigan	Grand Rapids	WZZM-TV: *wzzm13.com*	Ch. 13/ABC	2014	394,000	1962
Minnesota	Minneapolis-St. Paul	KARE-TV: *kare11.com*	Ch. 11/NBC	2017	1,300,000	1953
Missouri	St. Louis	KMOV-TV(1)(2): *kmov.com*	Ch. 4/CBS	2016	997,000	1954
		KSDK-TV: *ksdk.com*	Ch. 5/NBC	2017	984,000	1947
New York	Buffalo	WGRZ-TV: *wgrz.com*	Ch. 2/NBC	2017	513,000	1954
North Carolina	Charlotte	WCNC-TV: *wcnc.com*	Ch. 36/NBC	2015	769,000	1967
	Greensboro	WFMY-TV: *digtriad.com*	Ch. 2/CBS	2015	582,000	1949
Ohio	Cleveland	WKYC-TV: *wkyc.com*	Ch. 3/NBC	2017	1,114,000	1948
Oregon	Portland	KGW-TV(1)(3): *kgw.com*	Ch. 8/NBC	2015	809,000	1956
South Carolina	Columbia	WLTX-TV: *wltx.com*	Ch. 19/CBS	2015	291,000	1953
Tennessee	Knoxville	WBIR-TV: *wbir.com*	Ch. 10/NBC	2017	460,000	1956
Texas	Austin	KVUE-TV: *kvue.com*	Ch. 24/ABC	2014	488,000	1971
	Dallas/Ft. Worth	WFAA-TV: *wfaa.com*	Ch. 8/ABC	2014	1,694,000	1949
	Houston	KHOU-TV: *khou.com*	Ch. 11/CBS	2017	1,595,000	1953
	San Antonio	KENS-TV: *kens5.com*	Ch. 5/CBS	2017	629,000	1950
Virginia	Hampton/Norfolk	WVEC-TV: *wvec.com*	Ch. 13/ABC	2014	539,000	1953
Washington	Seattle/Tacoma	KING-TV: *king5.com*	Ch. 5/NBC	2015	1,370,000	1948
		KONG-TV: *king5.com*	Ch. 16/IND		618,000	1997
	Spokane	KREM-TV: *krem.com*	Ch. 2/CBS	2016	282,000	1954
		KSKN-TV: *spokanescw22.com*	Ch. 22/CW	2016	95,000	1983

(1) Stations serviced by Gannett under shared services and similar arrangements.
(2) Meredith Corporation has agreed to purchase KMOV-TV, KTVK-TV and KASW-TV.
(3) The company also owns KGWZ-LD, a low power television station in Portland, OR.
(4) The company also owns WBXN-CA, a Class A television station in New Orleans, LA.
(5) The company also owns KTFT-LD (NBC), a low power television station in Twin Falls, ID.
(6) Weekly audience is number of television households reached, according to the November 2013 Nielsen book.
(7) Audience numbers fall below minimum reporting standards.

The company also has two regional news channels, Texas Cable News (TXCN) in Dallas/Fort Worth, TX, and Northwest Cable News (NWCN) in Seattle/Tacoma, WA, and two local news channels, 24/7 NewsChannel in Boise, ID and NewsWatch on Channel 15 in New Orleans, LA. These operations provide news coverage and certain other programming in a comprehensive 24-hour a day format using the resources of the company's television stations in Texas, Washington, Oregon, Idaho, Louisiana and Arizona.

DAILY LOCAL MEDIA ORGANIZATIONS AND AFFILIATED DIGITAL PLATFORMS

State Territory	City	Local media organization/web site	Average 2013 Circulation - Print and Digital Replica and Non-Replica Morning	Afternoon	Sunday	Founded
Alabama	Montgomery	Montgomery Advertiser *www.montgomeryadvertiser.com*	26,952		33,035	1829
Arizona	Phoenix	The Arizona Republic *www.azcentral.com*	263,348		509,197	1890
Arkansas	Mountain Home	The Baxter Bulletin *www.baxterbulletin.com*	8,753			1901
California	Palm Springs	The Desert Sun *www.mydesert.com*	35,369		40,024	1927
	Salinas	The Salinas Californian *www.thecalifornian.com*	8,059			1871
	Visalia	Visalia Times-Delta/Tulare Advance-Register *www.visaliatimesdelta.com* *www.tulareadvanceregister.com*	16,428			1859
Colorado	Fort Collins	Fort Collins Coloradoan *www.coloradoan.com*	19,669		24,835	1873
Delaware	Wilmington	The News Journal *www.delawareonline.com*	76,945		107,209	1871
Florida	Brevard County	FLORIDA TODAY *www.floridatoday.com*	53,099		86,394	1966
	Fort Myers	The News-Press *www.news-press.com*	56,787		76,461	1884
	Pensacola	Pensacola News Journal *www.pnj.com*	33,862		48,495	1889
	Tallahassee	Tallahassee Democrat *www.tallahassee.com*	30,303		40,933	1905
Guam	Hagatna	Pacific Daily News *www.guampdn.com*	15,042		12,746	1944
Indiana	Indianapolis	The Indianapolis Star *www.indystar.com*	145,930		280,428	1903
	Lafayette	Journal and Courier *www.jconline.com*	24,775		33,240	1829
	Muncie	The Star Press *www.thestarpress.com*	21,849		28,282	1899
	Richmond	Palladium-Item *www.pal-item.com*	10,088		15,097	1831
Iowa	Des Moines	The Des Moines Register *www.desmoinesregister.com*	90,982		186,383	1849
	Iowa City	Iowa City Press-Citizen *www.press-citizen.com*	10,359			1860
Kentucky	Louisville	The Courier-Journal *www.courier-journal.com*	125,887		222,229	1868
Louisiana	Alexandria	Alexandria Daily Town Talk *www.thetowntalk.com*	16,605		22,242	1883
	Lafayette	The Daily Advertiser *www.theadvertiser.com*	24,430		32,653	1865
	Monroe	The News-Star www.thenewsstar.com	23,696		26,561	1890
	Opelousas	Daily World *www.dailyworld.com*	4,867		6,041	1939
	Shreveport	The Times *www.shreveporttimes.com*	34,946		51,955	1871
Maryland	Salisbury	The Daily Times *www.delmarvanow.com*	15,447		20,463	1900

DAILY LOCAL MEDIA ORGANIZATIONS AND AFFILIATED DIGITAL PLATFORMS

State Territory	City	Local media organization/web site	Average 2013 Circulation - Print and Digital Replica and Non-Replica			Founded
			Morning	Afternoon	Sunday	
Michigan	Battle Creek	Battle Creek Enquirer *www.battlecreekenquirer.com*	13,019		18,446	1900
	Detroit	Detroit Free Press *www.freep.com*	193,420		784,243	1832
	Lansing	Lansing State Journal *www.lansingstatejournal.com*	38,770		53,244	1855
	Livingston County	Daily Press & Argus *www.livingstondaily.com*	9,913		14,452	1843
	Port Huron	Times Herald *www.thetimesherald.com*	16,482		24,894	1900
Minnesota	St. Cloud	St. Cloud Times *www.sctimes.com*	20,925		27,210	1861
Mississippi	Hattiesburg	Hattiesburg American *www.hattiesburgamerican.com*		8,872	12,154	1897
	Jackson	The Clarion-Ledger *www.clarionledger.com*	50,950		60,307	1837
Missouri	Springfield	Springfield News-Leader *www.news-leader.com*	32,039		51,010	1893
Montana	Great Falls	Great Falls Tribune *www.greatfallstribune.com*	23,479		26,669	1885
Nevada	Reno	Reno Gazette-Journal *www.rgj.com*	38,046		60,869	1870
New Jersey	Asbury Park	Asbury Park Press *www.app.com*	90,859		133,276	1879
	Bridgewater	Courier News *www.mycentraljersey.com*	12,082		15,610	1884
	Cherry Hill	Courier-Post *www.courierpostonline.com*	41,217		53,575	1875
	East Brunswick	Home News Tribune *www.mycentraljersey.com*	23,720		28,633	1879
	Morristown	Daily Record *www.dailyrecord.com*	16,152		19,720	1900
	Vineland	The Daily Journal *www.thedailyjournal.com*	11,700			1864
New York	Binghamton	Press & Sun-Bulletin *www.pressconnects.com*	31,425		41,697	1904
	Elmira	Star-Gazette *www.stargazette.com*	14,102		21,727	1828
	Ithaca	The Ithaca Journal *www.theithacajournal.com*	10,113			1815
	Poughkeepsie	Poughkeepsie Journal *www.poughkeepsiejournal.com*	22,756		30,892	1785
	Rochester	Rochester Democrat and Chronicle *www.democratandchronicle.com*	101,113		140,239	1833
	Westchester County	The Journal News *www.lohud.com*	64,022		81,896	1829
North Carolina	Asheville	Asheville Citizen-Times *www.citizen-times.com*	29,820		43,845	1870

DAILY LOCAL MEDIA ORGANIZATIONS AND AFFILIATED DIGITAL PLATFORMS

State Territory	City	Local media organization/web site	Average 2013 Circulation - Print and Digital Replica and Non-Replica Morning	Afternoon	Sunday	Founded
Ohio	Bucyrus	Telegraph-Forum *www.bucyrustelegraphforum.com*	3,818			1923
	Chillicothe	Chillicothe Gazette *www.chillicothegazette.com*		8,076	9,895	1800
	Cincinnati	The Cincinnati Enquirer *www.cincinnati.com*	122,900		236,689	1841
	Coshocton	Coshocton Tribune *www.coshoctontribune.com*		3,800	4,748	1842
	Fremont	The News-Messenger *www.thenews-messenger.com*		5,629		1856
	Lancaster	Lancaster Eagle-Gazette *www.lancastereaglegazette.com*		8,022	9,865	1807
	Mansfield	News Journal *www.mansfieldnewsjournal.com*	17,572		25,187	1885
	Marion	The Marion Star *www.marionstar.com*	6,174		7,883	1880
	Newark	The Advocate *www.newarkadvocate.com*		11,821	14,437	1820
	Port Clinton	News Herald *www.portclintonnewsherald.com*		2,437		1864
	Zanesville	Times Recorder *www.zanesvilletimesrecorder.com*	11,314		13,325	1852
Oregon	Salem	Statesman Journal *www.statesmanjournal.com*	31,894		38,501	1851
South Carolina	Greenville	The Greenville News *www.greenvilleonline.com*	46,957		92,288	1874
South Dakota	Sioux Falls	Argus Leader *www.argusleader.com*	30,295		55,182	1881
Tennessee	Clarksville	The Leaf-Chronicle *www.theleafchronicle.com*	12,187		16,785	1808
	Jackson	The Jackson Sun *www.jacksonsun.com*	15,763		24,287	1848
	Murfreesboro	The Daily News Journal *www.dnj.com*	10,665		14,784	1848
	Nashville	The Tennessean *www.tennessean.com*	96,542		219,188	1812
Utah	St. George	The Spectrum *www.thespectrum.com*	14,665		17,029	1963
Vermont	Burlington	The Burlington Free Press *www.burlingtonfreepress.com*	25,255		30,602	1827
Virginia	McLean	USA TODAY* *www.usatoday.com*	2,862,229			1982
	Staunton	The Daily News Leader *www.newsleader.com*	12,916		16,093	1904
Wisconsin	Appleton	The Post-Crescent *www.postcrescent.com*	38,509		50,722	1853
	Fond du Lac	The Reporter *www.fdlreporter.com*	9,911		13,076	1870
	Green Bay	Green Bay Press-Gazette *www.greenbaypressgazette.com*	41,542		61,666	1915
	Manitowoc	Herald Times Reporter *www.htrnews.com*	9,603		11,394	1898
	Marshfield	Marshfield News-Herald *www.marshfieldnewsherald.com*		7,608		1927
	Oshkosh	Oshkosh Northwestern *www.thenorthwestern.com*	12,712		17,805	1868
	Sheboygan	The Sheboygan Press *www.sheboyganpress.com*	14,054		17,639	1907
	Stevens Point	Stevens Point Journal *www.stevenspointjournal.com*		7,500		1873
		Central Wisconsin Sunday			15,880	
	Wausau	Wausau Daily Herald *www.wausaudailyherald.com*		14,855	20,029	1903
	Wisconsin Rapids	The Daily Tribune *www.wisconsinrapidstribune.com*		7,657		1914

* USA TODAY morning figure is the average Print and Digital Replica and Non-Replica circulation according to the Alliance for Audited Media's September 2013 Publisher's Statement.

DAILY PAID-FOR LOCAL MEDIA ORGANIZATIONS AND AFFILIATED DIGITAL PLATFORMS/NEWSQUEST PLC

City	Local media organization/web site	Circulation* Monday-Saturday	Founded
Basildon	Echo** *www.echo-news.co.uk*	26,705	1969
Blackburn	Lancashire Telegraph *www.lancashiretelegraph.co.uk*	18,293	1886
Bolton	The Bolton News *www.theboltonnews.co.uk*	17,199	1867
Bournemouth	Daily Echo *www.bournemouthecho.co.uk*	22,007	1900
Bradford	Telegraph & Argus *www.thetelegraphandargus.co.uk*	21,641	1868
Brighton	The Argus *www.theargus.co.uk*	16,622	1880
Colchester	The Gazette** *www.gazette-news.co.uk*	12,889	1970
Darlington	The Northern Echo *www.thenorthernecho.co.uk*	35,196	1870
Glasgow	Evening Times *www.eveningtimes.co.uk*	39,234	1876
Glasgow	The Herald *www.heraldscotland.com*	41,030	1783
Newport	South Wales Argus *www.southwalesargus.co.uk*	19,748	1892
Oxford	Oxford Mail *www.oxfordmail.co.uk*	16,569	1928
Southampton	Southern Daily Echo *www.dailyecho.co.uk*	26,846	1888
Swindon	Swindon Advertiser *www.swindonadvertiser.co.uk*	15,506	1854
Weymouth	Dorset Echo *www.dorsetecho.co.uk*	15,195	1921
Worcester	Worcester News *www.worcesternews.co.uk*	11,922	1937
York	The Press *www.yorkpress.co.uk*	22,057	1882

* Circulation figures are according to ABC results for the period January - June 2013
** Publishes Monday-Friday

Non-daily publications: Essex, London, Midlands, North East, North West, South Coast, South East, South and East Wales, South West, Yorkshire

GANNETT DIGITAL

CareerBuilder: *www.careerbuilder.com*
Headquarters: Chicago, IL
Sales offices: Atlanta, GA; Boston, MA; Charlotte, NC; Chicago, IL; Cincinnati, OH; Dallas, TX; Denver, CO; Detroit, MI; Edison, NJ; Los Angeles; Minneapolis, MN; Moscow, ID; Nashville, TN; New York, NY; Orlando, FL; Overland Park, KS; Philadelphia, PA; San Bruno, CA; Scottsdale, AZ; Seattle, WA; Washington, DC
International offices: Brazil, Canada, China, France, Germany, Greece, India, Indonesia, Italy, Malaysia, Netherlands, Belgium, Norway, Singapore, Spain, Sweden, United Kingdom, Vietnam

PointRoll, Inc.: *www.pointroll.com*
Headquarters: King of Prussia, PA
Sales offices: Atlanta, GA; Boston, MA; Chicago, IL; Detroit, MI; Los Angeles, CA; New York, NY; San Francisco, CA;

Shoplocal: www.shoplocal.com
Headquarters: Chicago, IL
Sales office: Chicago, IL

Mobile and Tablet: *Gannett powers more than 500 local mobile and tablet products and also partners with mobile service providers to power news alerts and mobile marketing campaigns. Gannett has also developed and deployed leading applications for iPad, iPhone, Kindle, Android and Windows.*

USA TODAY/USATODAY.com
Headquarters and editorial offices: McLean, VA
Print sites: Albuquerque, NM; Atlanta, GA; Columbia, SC; Denver, CO; Des Moines, IA; Eugene, OR; Fort Lauderdale, FL; Houston, TX; Indianapolis, IN; Las Vegas, NV; Lawrence, KS; Los Angeles, CA; Louisville, KY; Milwaukee, WI; Minneapolis, MN; Mobile, AL; Nashville, TN; Newark, OH; Norwood, MA; Oklahoma City, OK; Orlando, FL; Phoenix, AZ; Plano, TX; Rochester, NY; Rockaway, NJ; St. Louis, MO; Salt Lake City, UT; San Jose, CA; Seattle, WA; Springfield, VA; Sterling Heights, MI; Tampa, FL; Warrendale, PA; Wilmington, DE; Winston-Salem, NC
Advertising offices: Atlanta, GA; Chicago, IL; Dallas, TX; Detroit, MI; Los Angeles, CA; McLean, VA; New York, NY; San Francisco, CA

USA TODAY Sports Media Group: *www.bigleadsports.com; www.kffl.com; www.thehuddle.com (subscription); www.hoopsworld.com; hoopshype.com; mmajunkie.com; bnqt.com; www.baseballhq.com (subscription); www.quickish.com; www.venturethere.com; www.schedulestar.com; www.usatodayhss.com; ftw.usatoday.com; q.usatoday.com*
Headquarters: Los Angeles
Advertising offices: Los Angeles, CA; McLean, VA; New York, NY

USA TODAY Travel Media Group
Headquarters: McLean, VA
Advertising offices: McLean, VA

USA WEEKEND: *www.usaweekend.com*
Headquarters and editorial offices: McLean, VA
Advertising offices: Chicago, IL; Los Angeles, CA; New York, NY; San Francisco, CA

Reviewed.com: www.reviewed.com
Headquarters: Cambridge, MA

G/O Digital: BLiNQ Media: *www.blinqmedia.com*; Deal Chicken: *www.dealchicken.com*; Clipper Digital: *www.clippermagazine.com; www.DoubleTakeOffers.com*; G/O Digital: *www.godigitalmarketing.com*; Mobestream Media (Key Ring): *www.keyringapp.com*
Headquarters: Chicago, IL
Sales offices: Atlanta, GA; Chicago, IL; Dallas, TX; McLean, VA; New York, NY; Phoenix, AZ

BLiNQ Media: *www.blinqmedia.com; bam.blinqmedia.com*
Headquarters: New York, NY
Advertising offices: Atlanta, GA; Chicago, IL; New York, NY

Mobestream Media: *www.keyringapp.com*
Headquarters: Dallas, TX

Clipper Magazine: *www.clippermagazine.com; DoubleTakeOffers.com*
Headquarters: Mountville, PA

Gannett Healthcare Group: *www.GannettHG.com; www.GannettEducation.com; www.ContinuingEducation.com; www.Nurse.com; www.TodayinPT.com; www.PearlsReview.com*
Headquarters: Hoffman Estates, IL
Regional offices: Dallas, TX; San Jose, CA
Publications: Nurse.com, Today in PT, Today in OT

Gannett Government Media Corp.
Headquarters: Springfield, VA
Publications: Army Times: *www.armytimes.com*, Navy Times: *www.navytimes.com*, Marine Corps Times: *www.marinecorpstimes.com*, Air Force Times: *www.airforcetimes.com*, Federal Times: *www.federaltimes.com*, Defense News: *www.defensenews.com*, C4ISR & Networks: *www.c4isrnet.com*, Military Times EDGE: *www.militarytimesedge.com*

Gannett Media Technologies International: *www.gmti.com*
Headquarters: Norfolk, VA
Regional offices: Cincinnati, OH; Phoenix, AZ

Non-daily publications: Weekly, semi-weekly, monthly or bimonthly publications in Alabama, Arizona, Arkansas, California, Colorado, Delaware, Florida, Guam, Indiana, Iowa, Kentucky, Louisiana, Maryland, Michigan, Minnesota, Mississippi, Missouri, Montana, Nevada, New Jersey, New York, North Carolina, Ohio, Oregon, South Carolina, South Dakota, Tennessee, Utah, Vermont, Virginia, Wisconsin

Gannett Publishing Services: *www.gannettpublishingservices.com*
Headquarters: McLean, VA
Sales office: Atlanta, GA

Gannett Satellite Information Network: McLean, VA

GANNETT ON THE NET: News and information about Gannett is available on its web site, www.gannett.com. In addition to news and other information about Gannett, the company provides access through this site to its annual report on Form 10-K, its quarterly reports on Form 10-Q, its current reports on Form 8-K and all amendments to those reports as soon as reasonably practicable after the company files or furnishes them electronically to the Securities and Exchange Commission (SEC). Certifications by Gannett's Chief Executive Officer and Chief Financial Officer are included as exhibits to the company's SEC reports (including to this Form 10-K).

Gannett also provides access on this web site to its Principles of Corporate Governance, the charters of its Audit, Transformation, Executive Compensation and Nominating and Public Responsibility Committees and other important governance documents and policies, including its Ethics and Inside Trading Policies. Copies of all of these corporate governance documents are available to any shareholder upon written request made to the company's Secretary at the headquarters address. In addition, the company will disclose on this web site changes to, or waivers of, its corporate Ethics Policy.

ITEM 1A. RISK FACTORS

In addition to the other information contained or incorporated by reference into this Form 10-K, prospective investors should consider carefully the following risk factors before investing in our securities. The risks described below may not be the only risks we face. Additional risks that we did not yet perceive or that we currently believe are immaterial may also adversely affect our business and the trading price of our securities.

Deterioration in economic conditions in the markets we serve in the U.S., U.K. and other international markets we serve may depress demand for our products and services
Our operating results depend on the relative strength of the economy in our principal television, publishing and digital markets as well as the strength or weakness of national and regional economic factors. Generally soft economic conditions and uneven recoveries in the U.S. and U.K. have had a significant adverse impact on the company's businesses, particularly publishing. If conditions remain challenging or worsen in the U.S. or U.K. economy, all key advertising revenue categories could be significantly impacted.

Competition from alternative forms of media may impair our ability to grow or maintain revenue levels in core and new businesses
Advertising produces the predominant share of our broadcasting, publishing and digital revenues, with affiliated web site, mobile and tablet revenues being an important component. With the continued development of alternative forms of media, particularly electronic media including those based on the Internet, our businesses may face increased competition. Alternative media sources may also affect our ability to generate circulation revenues and our television audience. In addition, new and emerging technologies such as subscription streaming media services and mobile video are increasing competition for household audiences and advertisers. Services such as Aereo and FilmOn X provide their subscribers with streaming content from television stations, over the Internet. Litigation is ongoing over the claims of certain broadcasters and networks that such services, which are offered without broadcasters' consent, violate copyright law. The Supreme Court has agreed to hear an appeal of the Second Circuit's decision affirming a district court decision to deny a preliminary injunction against Aereo.
This competition may make it difficult for us to grow or maintain our print advertising, circulation and broadcasting revenues, which we believe will challenge us to expand the contributions of our online and other digital businesses.

Continued volatility in the U.S. credit markets could significantly impact the company's ability to obtain new financing to fund its operations and strategic initiatives or to refinance its existing debt at reasonable rates as it matures
At the end of 2013, the company had approximately $3.7 billion in long-term debt and approximately $1.2 billion of additional borrowing capacity under its revolving credit facilities. This debt matures at various times during the years 2014-2027. While the company's cash flow is expected to be sufficient to pay amounts when due, if operating results deteriorate significantly, a portion of these maturities may need to be refinanced. Access to the capital markets for longer term financing is unpredictable, and volatile credit markets could make it harder for us to obtain debt financings generally.

Volatility in global financial markets directly affects the value of our pension plan assets and liabilities
The company's three largest retirement plans, which account for more than 95% of total pension plan assets, were underfunded as of Dec. 29, 2013 by $456 million on a U.S. GAAP basis. Various factors, including future investment returns, discount rates and potential pension legislative changes, impact the timing and amount of pension contributions the company may be required to make in the future.

Foreign exchange variability could adversely affect our consolidated operating results
Weakening of the British pound-to-U.S. dollar exchange rate could diminish Newsquest's earnings contribution to consolidated results. Newsquest results for 2013 were translated to U.S. dollars at the average rate of 1.56. CareerBuilder, with expanding overseas operations, also has foreign exchange risk but to a significantly lesser degree.

Changes in the regulatory environment could encumber or impede our efforts to improve operating results or the value of assets
Our broadcasting, publishing and digital operations are subject to government regulation. Changing regulations, particularly FCC Regulations which affect our television stations (including changes to our shared services and similar agreements), may result in increased costs, reduced valuations for certain broadcasting properties or other impacts, all of which may adversely impact our future profitability. For example, the FCC is expected to release an order determining that certain joint sales agreements between stations will be treated as attributable interests and seek comment about shared services agreements and local news agreements, including whether such arrangements should be attributable for purposes of the FCC's ownership rules. In addition, the FCC is seeking comment on rules governing a "repacking" of the broadcast spectrum which may require certain stations to move to different channels. All of our television stations are required to possess television broadcasting licenses from the FCC; when granted, these licenses are generally granted for a period of eight years. Under certain circumstances the FCC is not required to renew any license and could decline to renew either our current license applications that are pending or those submitted in the future.

Our strategic acquisitions, investments and partnerships could pose various risks, increase our leverage and may significantly impact our ability to expand our overall profitability

Acquisitions involve inherent risks, such as increasing leverage and debt service requirements and combining company cultures and facilities, which could have a material adverse effect on our results of operations or cash flow and could strain our human resources. We may not be able to successfully implement effective cost controls, achieve expected synergies or increase revenues as a result of any acquisition. Acquisitions may result in our assumption of unexpected liabilities and may result in the diversion of management's attention from the operation of our legacy business. In addition, disclosures we make regarding past operating results of acquired entities and our pro forma results are based on financial information provided to us by acquired entities, which has not been reviewed by our auditors or subject to our internal controls. Acquisitions may also result in us having greater exposure to the industry risks of the businesses underlying the acquisition. For example, our recent acquisition of Belo escalated our dependency on network affiliation agreements and beneficial retransmission agreements. Strategic investments and partnerships with other companies expose us to the risk that we may not be able to control the operations of our investee or partnership, which could decrease the amount of benefits we realize from a particular relationship. The company is also exposed to the risk that its partners in strategic investments and infrastructure may encounter financial difficulties which could lead to disruption of investee or partnership activities, or impairment of assets acquired, which would adversely affect future reported results of operations and shareholders' equity.

The value of our existing intangible assets may become impaired, depending upon future operating results

Goodwill and other intangible assets were approximately $5.27 billion as of Dec. 29, 2013, representing approximately 57% of our total assets. We periodically evaluate our goodwill and other intangible assets to determine whether all or a portion of their carrying values may no longer be recoverable, in which case a charge to earnings may be necessary, as occurred in 2013 and 2012 (see Notes 3 and 4 to the Consolidated Financial Statements). Any future evaluations requiring an asset impairment charge for goodwill or other intangible assets would adversely affect future reported results of operations and shareholders' equity, although such charges would not affect our cash flow.

Adverse results from litigation or governmental investigations can impact our business practices and operating results

From time to time, we are parties to litigation and regulatory, environmental and other proceedings with governmental authorities and administrative agencies. Adverse outcomes in lawsuits or investigations could result in significant monetary damages or injunctive relief that could adversely affect our operating results or financial condition as well as our ability to conduct our businesses as they are presently being conducted. See Note 12 of the Notes to Consolidated Financial Statements and Part I, Item 3. "Legal Proceedings" contained elsewhere in this report for a description of certain of our pending litigation and regulatory matters and other proceedings with governmental authorities.

The value of our assets or operations may be diminished if our information technology systems fail to perform adequately or if we are the subject of a data breach or cyber attack

Our information technology systems are critically important to operating our business efficiently and effectively. We rely on our information technology systems to manage our business data, communications, news and advertising content, digital products, order entry, fulfillment and other business processes. The failure of our information technology systems to perform as we anticipate could disrupt our business and could result in transaction errors, processing inefficiencies, late or missed publications, and loss of sales and customers, causing our business and results of operations to suffer.

Furthermore, attempts to compromise information technology systems occur regularly across many industries and sectors, and we may be vulnerable to security breaches beyond our control. We invest in security resources and technology to protect our data and business processes against risk of data security breaches and cyber attack, but the techniques used to attempt attacks are constantly changing. A breach or successful attack could have a negative impact on our operations or business reputation. We maintain cyber risk insurance, but this insurance may not be sufficient to cover all of our losses from any future breaches of our systems.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Broadcasting
The company's broadcasting facilities are adequately equipped with the necessary television broadcasting equipment. The company owns or leases transmitter facilities in 40 locations. All of the company's stations have converted to digital television operations in accordance with applicable FCC Regulations. The company's broadcasting facilities are adequate for present purposes. A listing of television stations can be found on page 14.

Publishing
Generally, the company owns many of the plants that house all aspects of the publication process. Certain U.S. Community Publishing operations have outsourced printing to non-Gannett publishers or commercial printers. In the case of USA TODAY, at Dec. 29, 2013, 22 non-Gannett printers were used to print it in U.S. markets where there were no company publishing sites with appropriate facilities. Non-Gannett printers in 9 foreign countries publish and distribute an international edition of USA TODAY under a royalty agreement. USA WEEKEND, Clipper Magazine and Gannett Healthcare Group are also printed under contracts with commercial printing companies. Many of the company's local media organizations have outside news bureaus and sales offices, which generally are leased. In several markets, two or more of the company's local media organizations share combined facilities; and in certain locations, facilities are shared with other non-Gannett publishing properties. At the end of 2013, 78% of the company's U.S. daily publications were either printed by non-Gannett printers or printed in combination with other Gannett publications. The company's publishing properties have rail siding facilities or access to main roads for newsprint delivery purposes and are conveniently located for distribution purposes.

During 2013, the company continued its efforts to consolidate certain of its U.S. publishing facilities to achieve ongoing savings and greater efficiencies. The company's facilities are adequate for present operations. A listing of publishing centers and key properties may be found on pages 15-17.

Newsquest owns certain of the plants where its publications are produced and leases other facilities. Newsquest headquarters is in Weybridge, Surrey. Additions to Newsquest's printing capacity and color capabilities have been made since Gannett acquired Newsquest in 1999. Newsquest has consolidated certain of its facilities to achieve savings and efficiencies. Certain Newsquest operations have out-sourced printing to non-Newsquest publishers. All of Newsquest's properties are adequate for present purposes. A listing of Newsquest publishing centers and key properties may be found on page 18.

Digital
Generally, the company's digital businesses lease their facilities. This includes facilities for executive offices, sales offices and data centers. The company's facilities are adequate for present operations. The company also believes that suitable additional or alternative space, including those under lease options, will be available at commercially reasonable terms for future expansion. A listing of key digital facilities can be found on pages 18-19.

Corporate facilities
The company owns the buildings in which its headquarters and USA TODAY are located in McLean, VA. The company also owns data and network operations centers in nearby Maryland and in Phoenix, AZ. Headquarters facilities are adequate for present operations. The company also leases space in its headquarters facilities to third-party tenants.

ITEM 3. LEGAL PROCEEDINGS

Information regarding legal proceedings may be found in Note 12 of the Notes to Consolidated Financial Statements.

Environmental
From time to time, some of the company's current and former subsidiaries have been included among potentially responsible parties in connection with sites that have been identified as possibly requiring environmental remediation. These environmental proceedings are highly complex, and require a variety of issues to be resolved, including the extent of contamination, the nature and extent of investigation and remedial action that may ultimately be required, and the number of parties that will be required to contribute to such investigation and remediation costs, before the company's liability for them, if any, will be known.

In March 2011, the Advertiser Company, a Gannett subsidiary which publishes The Montgomery Advertiser, was notified by the U.S. EPA that it has been identified as a potentially responsible party for the investigation and remediation of groundwater contamination in downtown Montgomery, AL. At this point in the investigation, incomplete information is available about the site, other potentially responsible parties and what further investigation and remediation may be required. Accordingly, future costs at the site, and The Advertiser Company's share of such costs, if any, cannot yet be determined. Some of The Advertiser Company's fees and costs in connection with this matter may be reimbursed under its liability insurance policies.

Management does not expect that these pending proceedings will have a material adverse effect upon the company's consolidated results of operations or financial condition.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Gannett Co., Inc. shares are traded on the New York Stock Exchange with the symbol GCI.

Information regarding outstanding shares, shareholders and dividends may be found on pages 1, 6, 40 and 41 of this Form 10-K. Information about debt securities sold in private transactions may be found on pages 38-40 of this Form 10-K.

Gannett Common stock prices

High-low range by fiscal quarters based on NYSE-composite closing prices.

Year	Quarter	Low	High
2009	First	$ 1.95	$ 9.30
	Second	$ 2.20	$ 5.48
	Third	$ 3.18	$ 10.14
	Fourth	$ 9.76	$ 15.63
2010	First	$ 13.53	$ 17.25
	Second	$ 13.73	$ 18.67
	Third	$ 11.98	$ 15.11
	Fourth	$ 11.76	$ 15.78
2011	First	$ 14.49	$ 17.19
	Second	$ 13.30	$ 15.64
	Third	$ 8.55	$ 14.60
	Fourth	$ 9.16	$ 13.57

Year	Quarter	Low	High
2012	First	$ 13.36	$ 15.61
	Second	$ 12.33	$ 15.74
	Third	$ 13.20	$ 18.75
	Fourth	$ 16.63	$ 18.97
2013	First	$ 18.01	$ 22.07
	Second	$ 19.85	$ 26.60
	Third	$ 24.06	$ 26.67
	Fourth	$ 24.39	$ 29.31
2014	First*	$ 26.36	$ 30.04

* Through Feb. 18, 2014

Purchases of Equity Securities

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Program	(d) Approximate Dollar Value of Shares that May Yet Be Repurchased Under the Program
9/30/13 – 11/3/13	398,000	$ 26.42	398,000	$ 252,084,536
11/4/13 – 12/1/13	945,000	$ 26.81	945,000	$ 226,751,369
12/2/13 – 12/29/13	75,000	$ 26.73	75,000	$ 224,746,379
Total 4th Quarter 2013	1,418,000	$ 26.69	1,418,000	$ 224,746,379

On June 11, 2013, the company's Board of Directors approved a new $300 million share repurchase program (replacing the 2012 $300 million program). While the Board of Directors reviews the program at least annually, there is no current expiration date for the new $300 million authorization. However, it is targeted to be completed over the two years following the announcement.

Comparison of shareholder return – 2009 to 2013

The following graph compares the performance of the company's common stock during the period Dec. 31, 2008, to Dec. 31, 2013, with the S&P 500 Index, and a peer group index selected by the company.

The company's peer group includes A.H. Belo Corp., Discovery Communications Inc., The E.W. Scripps Company, Graham Holdings Company, Journal Communications, Inc., The McClatchy Company, Media General, Inc., Meredith Corp., Monster Worldwide Inc., The New York Times Company, News Corp., and Yahoo Inc. (collectively, the "Peer Group"). Many of the Peer Group companies have a strong publishing/broadcasting orientation, but the Peer Group also includes companies in the digital media industry.

The S&P 500 Index includes 500 U.S. companies in the industrial, utilities and financial sectors and is weighted by market capitalization. The total returns of the Peer Group also are weighted by market capitalization.

The graph depicts representative results of investing $100 in the company's common stock, the S&P 500 Index and Peer Group index at closing on Dec. 31, 2008. It assumes that dividends were reinvested monthly with respect to the company's common stock, daily with respect to the S&P 500 Index and monthly with respect to each Peer Group company.


Comparison of Cumulative Five Year Total Return
$450
$400
$350
$300
$250
$200
$150
$100
$50
Dec 2008
Dec 2009
Dec 2010
Dec 2011
Dec 2012
Dec 2013
Gannett Co., Inc.
S&P 500 Index
Peer Group

	2008	2009	2010	2011	2012	2013
Gannett Co., Inc. .	$100	$192.25	$197.57	$178.54	$252.50	$ 427.96
S&P 500 Index. . .	$100	$126.46	$145.51	$148.59	$172.37	$ 228.19
Peer Group.	$100	$151.79	$164.25	$175.07	$239.98	$ 347.83

ITEM 6. SELECTED FINANCIAL DATA

Selected financial data for the years 2009 through 2013 is contained under the heading "Selected Financial Data" on page 74 and is derived from the company's audited financial statements for those years.

The information contained in the "Selected Financial Data" is not necessarily indicative of the results of operations to be expected for future years, and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in Item 7 and the consolidated financial statements and related notes thereto included in Item 8 of this Form 10-K.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Certain factors affecting forward-looking statements

Certain statements in this Annual Report on Form 10-K contain forward-looking information. The words "expect," "intend," "believe," "anticipate," "likely," "will" and similar expressions generally identify forward-looking statements. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results and events to differ materially from those anticipated in the forward-looking statements. The company is not responsible for updating or revising any forward-looking statements, whether the result of new information, future events or otherwise, except as required by law.

Potential risks and uncertainties which could adversely affect the company's results include, without limitation, the following factors: (a) increased consolidation among major retailers or other events which may adversely affect business operations of major customers and depress the level of local and national advertising; (b) a potential increase in competition for the company's Digital Segment businesses; (c) a decline in viewership of major networks and local news programming resulting from increased competition or other factors; (d) a continuance of the generally soft economic conditions in the U.S. and the U.K. or a further economic downturn leading to a continuing or accelerated decrease in circulation or local, national or classified advertising; (e) a further decline in general print readership and/or advertiser patterns as a result of competitive alternative media or other factors; (f) an increase in newsprint or syndication programming costs over the levels anticipated; (g) labor disputes which may cause revenue declines or increased labor costs; (h) acquisitions of new businesses or dispositions of existing businesses; (i) rapid technological changes and frequent new product introductions prevalent in electronic publishing; (j) an increase in interest rates; (k) a weakening in the British pound to U.S. dollar exchange rate; (l) volatility in financial and credit markets which could affect the value of retirement plan assets and the company's ability to raise funds through debt or equity issuances; (m) changes in the regulatory environment; (n) credit rating downgrades, which could affect the availability and cost of future financing; (o) adverse outcomes in proceedings with governmental authorities or administrative agencies; (p) cyber security breaches (q) general economic, political and business conditions; and (r) an other than temporary decline in operating results and enterprise value that could lead to further non-cash goodwill, other intangible asset, investment or property, plant and equipment impairment charges. The company continues to monitor the uneven economic recovery in the U.S., as well as new and developing competition and technological change, to evaluate whether any indicators of impairment exist, particularly for those reporting units where fair value is closer to carrying value.

Executive Summary

Gannett Co., Inc. is a leading international media and marketing solutions company operating primarily in the United States and the United Kingdom (U.K.). Approximately 90% of 2013 consolidated revenues are generated by its domestic operations and approximately 10% by its foreign operations, primarily in the U.K.

Gannett implements its strategy and manages its operations through three business segments: Broadcasting (television), Publishing, and Digital. Through its Broadcasting Segment, the company owns or services (through shared service agreements or similar arrangements) 43 television stations with affiliated digital platforms sites. These stations serve 30% of the U.S. population in markets with a total of nearly 35 million households.

The Publishing Segment includes the operations of 99 daily publications in the U.S., U.K. and Guam, more than 400 non-daily local publications in the United States and Guam and more than 200 such titles in the U.K. Its 82 U.S. daily publications, including USA TODAY, the nation's number one newspaper in combined print and digital circulation, with an average circulation of approximately 2.9 million, have a combined daily average circulation of 5.6 million, which is the nation's largest publishing group in terms of circulation. Together with the 17 daily paid-for publications its Newsquest division operates in the U.K., the total average daily print and digital circulation of its 99 domestic and U.K. daily publications was approximately 6.0 million for 2013. Daily newspapers also operate web sites, mobile and tablet products which are tightly integrated with publishing operations. The company's broadcasting and publishing operations also have strategic business relationships with online affiliates including CareerBuilder, Classified Ventures, Shoplocal.com and Topix.

The Publishing Segment also includes commercial printing, newswire, marketing and data services operations.

The largest businesses within the company's Digital Segment are CareerBuilder, PointRoll and Shoplocal. CareerBuilder is the global leader in human capital solutions, helping companies to target, attract and retain talent. Its online job site, CareerBuilder.com, is the largest in North America with the highest revenue. CareerBuilder is also rapidly expanding its international operations.

Fiscal year: The company's fiscal year ends on the last Sunday of the calendar year. The company's 2013 fiscal year ended on Dec. 29, 2013, and encompassed a 52-week period. The company's 2012 fiscal year encompassed a 53-week period and the 2011 fiscal year encompassed a 52-week period.

Operating results summary: Company-wide operating revenues were $5.16 billion in 2013, a decrease of 4% from $5.35 billion in 2012. This decline was primarily due to the relative absence of a record $150 million in political advertising and $37 million of advertising associated with the Summer Olympic Games generated during 2012. On a comparable 52 week basis, total company revenues excluding the incremental impact of political and Olympic advertising revenues, were up slightly.

Broadcasting revenues for 2013 were $835 million or 8% lower than 2012 levels, as a significant increase in retransmission revenues was offset by the absence of significant political spending which reached record levels in 2012. The comparison to 2012 was also impacted by the Olympic spending in 2012. On a comparable 52 week basis, broadcasting revenues, excluding the incremental impact of political and Olympic advertising, were 13% higher.

Publishing revenues were $3.58 billion for 2013 or 4% below 2012 levels, reflecting a 7% decline in advertising revenues, partially offset by a 1% increase in circulation revenues. The increase in circulation revenues represents the second consecutive year of higher circulation revenues and reflects the impact of the All Access Content Subscription Model as well as cover price increases at Newsquest and USA TODAY.

Digital Segment revenues totaled $748 million for 2013, an increase of 4%, reflecting stronger results at CareerBuilder driven by additional partner programs, the strength of human capital software solutions, the recent vertical acquisition of Oil & Gas Job Search and geographical expansion into Vietnam.

Digital revenues company-wide, including the Digital Segment and all digital revenues generated by other business segments, were approximately $1.47 billion in 2013, nearly 30% of total operating revenues and an increase of 16% compared to 2012. The increase was driven primarily by the impact of the All Access Content Subscription Model as well as higher revenue associated with digital advertising and marketing solutions across all segments, and CareerBuilder.

Total operating expenses decreased by 3% to $4.42 billion for 2013, due to lower circulation print volumes in Publishing and continued cost efficiency efforts company-wide.

Newsprint expense for publishing was 14% lower than in 2012 due to a decline in consumption and prices.

The company reported operating income for 2013 of $739 million compared to $790 million in 2012, a 6% decrease.

The company's net equity income in unconsolidated investees for 2013 was $44 million, an increase of $21 million over 2012. This increase reflects better results at Classified Ventures as well as reduced impairment charges in 2013.

Interest expense was $176 million in 2013, an increase of $26 million compared to 2012, largely due to new debt associated with the Belo transaction.

The company reported net income attributable to Gannett Co., Inc. of $389 million or $1.66 per diluted share for 2013 compared to $424 million or $1.79 per diluted share for 2012.

Net income attributable to noncontrolling interests was $57 million in 2013, an increase of 13% or $7 million over 2012, reflecting significantly improved operating results at CareerBuilder.

During 2013, the company paid out $183 million in dividends and repurchased 4.9 million shares at a cost of $117 million for an average price of $23.59 per share.

Outlook for 2014: For 2014, the company expects significant revenue growth in its Broadcasting Segment, Publishing Segment revenues to be flat to down in the low single-digit percentages, and growth in the Digital Segment consistent with 2013. The projected increase in Broadcasting Segment revenues is due primarily to the impact of the Belo acquisition, political and Olympic even year peaks, higher retransmission revenues and television digital revenue growth. Broadcasting Segment revenues are expected to increase in the range of 95% to 100%, reflecting 125% to 130% growth in retransmission revenues combined with incremental revenues from political, the Winter Olympics, and continued growth in digital advertising.

Publishing revenues will be positively impacted by the continued growth of digital marketing services, which may be diminished by secular declines in print advertising. Digital Segment revenues are expected to increase primarily due to continued growth at CareerBuilder consistent with past trends.

Total operating expenses are also expected to increase in comparison to 2013. Broadcasting Segment expenses are anticipated to nearly double, commensurate with growth in revenue, reflecting a full year of Belo operating expenses and increased reverse retransmission costs as a part of programming expenses. Publishing expenses will reflect increased spending on initiatives such as the integration of USA TODAY content into local publications and digital marketing services as well as increased costs for Broadcasting and Digital Segments associated with strong revenue growth. Newsprint expense is also expected to be lower as consumption continues to decrease.

Amortization expense is expected to be in the range of $50 million to $60 million in 2014, an increase over 2013 primarily due to the Belo acquisition.

The company expects its interest expense to be up in 2014, reflecting the full year impact of debt issued in the second half of 2013 primarily in connection with the Belo acquisition.

Basis of reporting

Following is a discussion of the key factors that have affected the company's accounting for or reporting on the business over the last three fiscal years. This commentary should be read in conjunction with the company's financial statements, selected financial data and the remainder of this Form 10-K.

Critical accounting policies and the use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes. Actual results could significantly differ from those estimates. The company believes that the following discussion addresses the company's most critical accounting policies, which are those that are important to the presentation of the company's financial condition and results of operations and require management's most difficult, subjective and complex judgments.

Business Combinations: The company allocates the fair value of purchase consideration to the tangible assets acquired, liabilities assumed and intangible assets acquired, based on their estimated fair values. The excess of the fair value of purchase consideration over the values of these identifiable assets and liabilities is recorded as goodwill. When determining the fair value of assets acquired and liabilities assumed, management makes significant estimates and assumptions, especially with respect to intangible assets.

Critical estimates in valuing certain identifiable assets include but are not limited to expected long-term market growth; station revenue shares within a market; future expected operating expenses; costs of capital; and appropriate discount rates. Management's estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates.

Goodwill: As of Dec. 29, 2013, goodwill represented approximately 41% of the company's total assets. Goodwill represents the excess of acquisition cost over the fair value of assets acquired, including identifiable intangible assets, net of liabilities assumed. Goodwill is tested for impairment on an annual basis (first day of fourth quarter) or between annual tests if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

Under recent guidance, prior to performing the annual two-step goodwill impairment test, the company is first permitted to perform a qualitative assessment to determine if the two-step quantitative test must be completed. The qualitative assessment considers events and circumstances such as macroeconomic conditions, industry and market conditions, cost factors and overall financial performance, as well as company and specific reporting unit specifications. If after performing this assessment, the company concludes it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then it is required to perform a two-step quantitative test. Otherwise, the two-step test is not required. In the first step of the quantitative test, the company is required to determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit. Fair value of the reporting unit is determined using various techniques, including multiple of earnings and discounted cash flow valuation. Determining the fair value of the reporting units is judgmental in nature and involves the use of significant estimates and assumptions. These estimates and assumptions include changes in revenue and operating margins used to project future cash flows, discount rates, valuation multiples of entities engaged in the same or similar lines of business and future economic and market conditions. If the carrying amount of the reporting unit exceeds the fair value of the reporting unit, the company performs the second step of the impairment test, as this is an indication that the reporting unit goodwill may be impaired. In the second step of the impairment test, the company determines the implied fair value of the reporting unit's goodwill. If the carrying value of a reporting unit's goodwill exceeds its implied fair value, then an impairment of goodwill has occurred and the company must recognize an impairment loss for the difference between the carrying amount and the implied fair value of goodwill.

The company used both the qualitative and quantitative assessments for its goodwill impairment testing during 2013.

In 2013, the company recognized impairment charges in its Publishing Segment of $8 million and its Digital Segment of $12 million. Both charges were to bring the recorded goodwill equal to implied fair value based on future projections for each reporting unit. The impairment charges coincide with updated financial projections for each of these reporting units.

The company has 5 major reporting units (defined as reporting units with goodwill in excess of $50 million) which accounted for 97% of its goodwill balance at Dec. 29, 2013. The following table shows the aggregate goodwill for these units summarized at the segment level:

In millions of dollars

Segment		Goodwill Balance
Broadcasting	$	2,544
Publishing	$	553
Digital	$	576

For the Broadcasting Segment, which is considered a single reporting unit, estimated fair value exceeded carrying value on the date of the impairment test by over 100%. Subsequent to the impairment testing date, the company completed its acquisition of Belo which is part of the Broadcasting Segment. The carrying value of Belo on the day of acquisition was equal to its fair value. At the end of 2013, in order for the Broadcasting reporting unit to fail step one of the goodwill impairment test, its estimated fair value would have to decline by over 40%.

In the case of the Publishing Segment there are three major reporting units that comprise the goodwill balance shown above. These consist of U.S. Community Publishing (including Gannett Publishing Services), Newsquest and USA TODAY group (which includes USA TODAY brand properties and USA WEEKEND). The company performed a qualitative assessment for the USA TODAY group and concluded that it was more likely than not that the fair value was greater than the carrying value. For U.S. Community Publishing and Newsquest, the aggregate estimated fair value of these reporting units exceeded the carrying value at the most recent test. In order for these reporting units to fail step one of the goodwill impairment test, the estimated value of the reporting units would have to decline by over 40%.

The Digital Segment balance represents CareerBuilder, where the company performed a qualitative assessment and concluded that it was more likely than not that the fair value was greater than the carrying value.

Fair value of the reporting units depends on several factors, including the future strength of the economy in the company's principal broadcast, publishing and digital markets. Generally soft and uneven recoveries in the U.S. and U.K. markets have had an adverse effect on most of the company's reporting units in recent years. As a result, the differences between fair value and carrying value have narrowed particularly for certain less significant reporting units in the Publishing Segment. New and developing competition as well as technological change could also adversely affect future fair value estimates. Any one or a combination of these factors could lead to declines in reporting unit fair values and result in goodwill impairment charges.

Indefinite Lived Intangibles: This asset grouping consists of FCC licenses for television stations and mastheads and trade names for publishing and digital businesses.

Indefinite lived assets are not subject to amortization and as a result they are tested for impairment annually (first day of the fourth quarter), or more frequently if events or changes in circumstances suggest that the asset might be impaired. The company is permitted to perform a qualitative assessment to determine if it is more likely than not that the fair value of the indefinite lived asset is less than its carrying amount. If that is the case, then the company would not have to perform the quantitative analysis. The qualitative assessment considers events and circumstances such as macroeconomic conditions, industry and market conditions, cost factors and overall financial performance of the indefinite lived asset.

Television FCC licenses are not subject to amortization and are tested for impairment annually (first day of fourth quarter), or more frequently if events or changes in circumstances indicate that the asset might be impaired. If the licenses are not tested qualitatively, then the quantitative impairment test consists of a comparison of the fair value of the license with its carrying amount. Fair value is estimated using an income approach referred to as the "Greenfield Approach." This method requires multiple assumptions relating to the future prospects of each individual television station including, but not limited to: (i) expected long-term market growth characteristics, (ii) station revenue shares within a market, (iii) future expected operating expenses, (iv) costs of capital and (v) appropriate discount rates. The company performed a qualitative analysis on both of its FCC licenses on the impairment testing date and concluded that it was more likely than not that the fair value was more than the carrying value for each license. In addition, the company does not believe that either of these FCC licenses is at risk of requiring an impairment charge for the foreseeable future.

Subsequent to the impairment testing date, the company completed its acquisition of Belo and as a result recorded FCC licenses for all stations acquired. As these FCC licenses were recorded at fair value on the date of acquisition, any future declines in the fair value of the FCC license would result in an impairment charge. Factors that could cause the fair value to decline would be a decrease in any of the assumptions described in the above Greenfield Approach.

Local mastheads (publishing periodical titles and web site domain names) and other trade names are not subject to amortization and as a result they are tested for impairment annually (first day of the fourth quarter), or more frequently if events or changes in circumstances suggest that the asset might be impaired. The quantitative impairment test consists of a comparison of the fair value of each masthead/domain name or trade name with its carrying amount. The company uses a "relief from royalty" approach which utilizes a discounted cash flow model to determine the fair value of each masthead/domain name or trade name. Management's judgments and estimates of future operating results in determining the reporting unit fair values are consistently applied to each underlying business in determining the fair value of each intangible asset. For two trade names and one masthead the fair value of each was less than the carrying value and impairment charges totaling $12 million were incurred during 2013. The majority of the impairment charge related to a trade name in the company's Publishing Segment that will not be a meaningful part of the business going forward. For certain mastheads and other trade names, a deterioration in operating results at the underlying business units could lead to future impairment charges.

Other Long-Lived Assets (Property, Plant and Equipment and Amortizable Intangible Assets): Property, plant and equipment are recorded at cost and are depreciated on a straight-line method over the estimated useful lives of such assets. Changes in circumstances, such as technological advances or changes to the company's business model or capital strategy, could result in actual useful lives differing from company estimates. In cases where the company determines that the useful life of buildings and equipment should be shortened, the company would depreciate the asset over its revised remaining useful life thereby increasing depreciation expense.

Accelerated depreciation was recorded in the years 2011-2013 for certain property, plant and equipment, reflecting specific decisions to consolidate production and other business services, primarily affecting the Publishing Segment.

The company reviews its property, plant and equipment assets for potential impairment at the asset group level (generally at the local business level) by comparing the carrying value of such assets with the expected undiscounted cash flows to be generated by those asset groups/local business units. Due to expected continued cash flow in excess of carrying value from its businesses, no property, plant or equipment assets were considered impaired.

The company's amortizable intangible assets consist mainly of customer relationships and retransmission agreements. These asset values are amortized systematically over their estimated useful lives. An impairment test of these assets would be triggered if the undiscounted cash flows from the related asset group (business unit) were to be less than the asset carrying value. Impairment charges totaled less than $1 million in 2013 for amortizable intangible assets.

For certain of these amortizable intangible assets, a significant deterioration in operating results at the underlying business unit could lead to future impairment charges.

Pension Accounting: The company and its subsidiaries have various retirement plans, under which substantially all of the benefits have been frozen in previous years. The company accounts for its pension plans in accordance with the applicable accounting guidance, which requires it to include the funded status of its pension plans in the balance sheets, and to recognize, as a component of other comprehensive income (loss), the gains or losses that arise during the period, but are not recognized in pension expense. Pension expense is reported on the consolidated statement of income as "Cost of sales and operating expenses," or "Selling, general and administrative expenses".

The determination of pension plan obligations and expense is dependent upon a number of assumptions regarding future events, the most important of which are the discount rate applied to pension plan obligations and the expected long-term rate of return on plan assets. The discount rate assumption is based on investment yields available at year-end on corporate bonds rated AA and above with a maturity to match the expected benefit payment stream. A decrease in discount rates would increase pension obligations, thus changing the funded status recorded on the company's consolidated balance sheet.

The company establishes the expected long-term rate of return by developing a forward-looking, long-term return assumption for each pension fund asset class, taking into account factors such as the expected real return for the specific asset class and inflation. A single, long-term rate of return is then calculated as the weighted average of the target asset allocation percentages and the long-term return assumption for each asset class. The company applies its expected long-term rate of return to the fair value of its pension assets in determining the dollar amount of its expected return. Changes in the expected long-term return on plan assets would increase or decrease pension plan expense. The effects of actual results differing from these assumptions are accumulated as unamortized gains and losses. A corridor approach is used in the amortization of these gains and losses, by amortizing the balance exceeding the greater of 10% of the beginning balances of the projected benefit obligation or the fair value of the plan assets. The amortization period is based on the average life expectancy of plan participants, which is currently estimated to be approximately 22 years for the company's principal retirement plan.

For 2013, the assumption used for the discount rate was 4.85% for obligations of the company's principal retirement plan. As an indication of the sensitivity of pension liabilities to the discount rate assumption, a 50 basis point reduction in the discount rate at the end of 2013 would have increased plan obligations by approximately $118 million. A 50 basis point change in the discount rate used to calculate 2013 expense would have changed total pension plan expense for 2013 by approximately $1.8 million. The company's long-term expected return on pension assets used was an assumption of 8.25%. As an indication of the sensitivity of pension expense to the long-term rate of return assumption, a 50 basis point decrease in the expected rate of return on pension assets would have increased estimated pension plan expense for 2013 by approximately $9.1 million.

Income Taxes: The company's annual tax rate is based on its income, statutory tax regulations and rates, and tax planning opportunities available to it in the various jurisdictions in which it operates. Significant judgment is required in determining the company's annual tax expense and in evaluating its tax positions.

Tax law requires items to be included in the company's tax returns at different times than when the items are reflected in the financial statements. As a result, the annual tax expense reflected in the consolidated statements of income is different than that reported in the tax returns. Some of these differences are permanent, such as expenses recorded for accounting purposes that are not deductible in the returns, and some differences are temporary and reverse over time, such as depreciation expense. Temporary differences create deferred tax assets and liabilities. Deferred tax liabilities generally represent tax expense recognized in the financial statements for which payment has been deferred, or expense for which a deduction has been taken already in the tax return but the expense has not yet been recognized in the financial statements. Deferred tax assets generally represent items that can be used as a tax deduction or credit in tax returns in future years for which a benefit has already been recorded in the financial statements. Valuation allowances are established when necessary to reduce deferred income tax assets to the amounts the company believes are more likely than not to be recovered. In evaluating the amount of any such valuation allowance, the company considers the reversal of existing temporary differences, the existence of taxable income in prior carry back years, available tax planning strategies and estimates of future taxable income for each of its taxable jurisdictions. The latter two factors involve the exercise of significant judgment. As of Dec. 29, 2013, deferred tax asset valuation allowances totaled $84 million, primarily related to foreign tax credits, foreign losses and state net operating losses available for carry forward to future years. Although realization is not assured, the company believes it is more likely than not that all other deferred tax assets for which no valuation allowances have been established will be realized. Review of historical and projected future taxable income is the principal basis upon which this assumption is made.

The company determines whether it is more likely than not that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit is recorded in the financial statements. A tax position is measured as the portion of the tax benefit that is greater than 50% likely to be realized upon settlement with a taxing authority (that has full knowledge of all relevant information). The company may be required to change its provision for income taxes when the ultimate deductibility of certain items is challenged or agreed to by taxing authorities, when estimates used in determining valuation allowances on deferred tax assets significantly change, or when receipt of new information indicates the need for adjustment in valuation allowances. Additionally, future events, such as changes in tax laws, tax regulations, or interpretations of such laws or regulations, could have an impact on the provision for income tax and the effective tax rate. Any such changes could significantly affect the amounts reported in the consolidated financial statements in the year these changes occur.

The effect of a one percentage point change in the effective tax rate for 2013 would have resulted in a change of $5 million in the provision for income taxes and net income attributable to Gannett Co., Inc.

RESULTS OF OPERATIONS

Consolidated summary

A consolidated summary of the company's results is presented below.

In millions of dollars, except per share amounts

	2013	Change	2012	Change	2011
Operating revenues	$5,161	(4%)	$5,353	2%	$5,240
Operating expenses	$4,422	(3%)	$4,563	3%	$4,409
Operating income	$ 739	(6%)	$ 790	(5%)	$ 831
Non-operating expense, net.	$ 180	51%	$ 119	(33%)	$ 178
Net income					
Per share – basic	$ 1.70	(7%)	$ 1.83	(5%)	$ 1.92
Per share – diluted	$ 1.66	(7%)	$ 1.79	(5%)	$ 1.89

A discussion of operating results of the company's Broadcasting, Publishing, and Digital Segments, along with other factors affecting net income attributable to Gannett, is as follows:

Broadcasting Segment

Gannett Broadcasting's 2013 was a year of strategic changes. On Dec. 23, 2013, Gannett acquired Belo Corp., which, like Gannett, values quality, award-winning journalism, operational excellence and strong brand leadership. At the end of 2013, the company's broadcasting operations included 43 television stations either owned or serviced through shared service agreements or other similar agreements. Stations in the company's broadcasting division cover 30% of the U.S. population in markets with nearly 35 million households.

On Sept. 25, 2013 the company contributed the assets of Captivate to a new company that is jointly owned by Gannett and Generation Partners. As a result, the company ceased consolidating the results of Captivate as of that date.

Broadcasting revenues accounted for approximately 16% of the company's reported operating revenues in 2013. Broadcasting revenues accounted for approximately 17% of the company's reported operating revenues in 2012 and 14% in 2011.

Over the last three years, broadcasting revenues, expenses and operating income were as follows:

In millions of dollars

	2013	Change	2012	Change	2011
Revenues	$ 835	(8%)	$ 906	25%	$ 722
Expenses	473	2%	462	10%	420
Operating income	$ 362	(18%)	$ 444	47%	$ 302

Reported broadcasting revenues decreased $71 million to $835 million or 8% for 2013. The 2013 year-over-year comparison is impacted by the absence of a record level of political spending and ad revenues associated with the 2012 Summer Olympics as well as an extra week in 2012's results. On a comparable 52 week basis, broadcasting revenues, excluding the incremental impact of political and Summer Olympics revenue, were up 13%.

Core ad revenues, while impacted by the displacement of record political revenues, were up 3% in 2013, reflecting strong growth in the media, medical, and services categories. Retransmission revenues increased 52% in 2013 and digital television revenues increased 21% compared to 2012.

Broadcasting costs increased 2% to $473 million in 2013. The increase reflects higher digital sales and marketing costs in 2013 associated with online revenue growth and workforce restructuring costs associated with the Belo transaction.

As a result of all of these factors, Broadcasting Segment operating income decreased 18% to $362 million in 2013.

Broadcasting results 2012-2011: Broadcasting revenues increased $184 million or 25% for 2012. Year-over-year revenue comparisons were favorably impacted by a record level $183 million in ad revenues associated with the summer Olympics and political/election-related advertising in 2012. Political revenues totaled $150 million in 2012 while summer Olympics generated $37 million in revenue, of which $4 million was also political. Core ad revenues while impacted by the displacement effect of record political revenues, were up 5% in 2012, reflecting strong growth in automotive, banking and medical categories. Retransmission and digital television revenue were also significantly higher in 2012 from 2011, up 21% and 11%, respectively.

Broadcasting costs increased 10% to $462 million in 2012. The increase reflects higher sales and marketing costs in 2012 associated with higher revenues.

Operating income increased 47% to $444 million in 2012, benefiting from the impact of the Summer Olympics and a record level of political revenues.

Broadcasting revenues in millions, as reported.


11
$722
12
$906
13
$835

Publishing Segment

In addition to its domestic local publications and affiliated digital platforms, the company's publishing operations include Gannett Publishing Services, USA TODAY group (which includes USA TODAY brand properties and USA WEEKEND), Newsquest, which produces daily and non-daily publications in the U.K., Clipper Magazine, Gannett Healthcare Group, Gannett Government Media and other advertising and marketing services businesses. The Publishing Segment in 2013 contributed 69% of the company's revenues.

Publishing operating results were as follows:

Publishing operating results, in millions of dollars

	2013	Change	2012[a]	Change	2011[a]
Revenues	$ 3,578	(4%)	$ 3,728	(3%)	$ 3,831
Expenses	3,264	(3%)	3,360	—%	3,354
Operating income	$ 314	(15%)	$ 369	(23%)	$ 478

(a) Numbers do not sum due to rounding.

Foreign currency translation impacts: The average exchange rate used to translate U.K. publishing results was 1.56 for 2013, 1.58 for 2012 and 1.60 for 2011. Translation fluctuations impact U.K. publishing revenue, expense and operating income results.

Publishing operating revenues: Publishing operating revenues are derived principally from advertising and circulation sales, which accounted for 61% and 32%, respectively, of total publishing revenues in 2013. Ad revenues include those derived from advertising placed with print products as well as publishing related Internet web sites, mobile and tablet applications. These include revenue in the classified, retail and national ad categories. Other publishing revenues are mainly from commercial printing.

The table below presents the principal components of publishing revenues for the last three years.

Publishing operating revenues, in millions of dollars

	2013	Change	2012	Change	2011
Advertising	$ 2,199	(7%)	$ 2,356	(6%)	$ 2,511
Circulation	1,129	1%	1,117	5%	1,064
Commercial printing and other	250	(2%)	255	—%	256
Total	$ 3,578	(4%)	$ 3,728	(3%)	$ 3,831

The table below presents the principal components of publishing advertising revenues for the last three years. These amounts include ad revenue from printed publications as well as online ad revenue from web sites, mobile and tablets affiliated with the publications.

Advertising revenues, in millions of dollars

	2013	Change	2012	Change	2011
Retail	$ 1,157	(6%)	$ 1,230	(6%)	$ 1,303
National	365	(8%)	396	(11%)	446
Classified	677	(7%)	730	(4%)	762
Total ad revenue	$ 2,199	(7%)	$ 2,356	(6%)	$ 2,511

Publishing revenue comparisons 2013-2012:

Advertising Revenue: Advertising revenues for 2013 decreased $157 million or 7%. The decrease reflects lower advertising demand due to secular pressures, a slow pace of the economic recovery, and the extra week in 2012.

The table below presents the percentage change in 2013 compared to 2012 for each of the major ad revenue categories, by quarter.

Advertising Revenue Comparisons by Quarter

	Q1	Q2	Q3	Q4[a]
Retail	(3%)	(6%)	(4%)	(5%)
National	(5%)	(1%)	(10%)	(10%)
Classified	(6%)	(7%)	(6%)	(6%)
Total advertising	(5%)	(5%)	(6%)	(6%)

(a) The extra week in the fourth quarter of 2012 is excluded for comparability.

Ad revenues were lower in both the U.S. and the U.K during 2013. In the U.K., in local currency, ad revenues comparisons lagged comparisons in the U.S.. Newsquest ad revenues were down 8% compared with a 6% decline for U.S. publishing.

The table below presents the percentage change for the retail, national, and classified categories for 2013 compared to 2012.

Advertising Revenue Year Over Year Comparisons

	U.S. Publishing	Newsquest (in pounds)	Total Publishing (constant currency)
Retail	(6%)	(4%)	(6%)
National	(7%)	(16%)	(8%)
Classified	(7%)	(8%)	(7%)
Total	(6%)	(8%)	(7%)

Retail ad revenues were down $73 million or 6% in 2013. In the U.S. revenues were down in all major categories. Retail ad revenues were down 4% in the U.K. on a constant currency basis.

National ad revenues were down $31 million or 8% in 2013, primarily due to lower ad sales for U.S. Community Publishing, Newsquest, and as well as for USA TODAY and its associated businesses.

The table below presents the percentage change in classified categories for 2013 compared to 2012.

Classified Revenue Year Over Year Comparisons

	U.S. Publishing	Newsquest (in pounds)	Total Publishing (constant currency)
Automotive	(2%)	(10%)	(3%)
Employment	(10%)	(4%)	(8%)
Real Estate	(5%)	(9%)	(6%)
Legal	(12%)	—%	(12%)
Other	(8%)	(10%)	(8%)
Total	(7%)	(8%)	(7%)

Classified ad revenues declined $53 million or 7% in 2013 with a decline of 7% in the U.S. and 8% in the U.K. Domestically, automotive advertising was down 2% for the year while employment declined 10%. Real estate continued to reflect the housing issues nationwide and was down 5% for the year. Most classified advertising results in the U.K. lagged results in the U.S. as automotive, employment and real estate declined in local currency 10%, 4% and 9%, respectively.

Publishing advertising revenues in millions.


11
12
13
$2511
$2356
$2199

Circulation Revenue: Publishing circulation revenues increased by $12 million or 1% over 2012, reflecting the second consecutive company-wide circulation annual revenue increase. Circulation revenues were up as a result of the implementation of the All Access Content Subscription Model in 2012. Circulation revenues increased 3% in 2013 at the company's local domestic publishing units. Circulation revenue in the U.K. was up 3% compared to last year in local currency reflecting increases in cover prices.

Revenue comparisons reflect generally lower circulation volumes more than offset by price increases. Daily average print and digital, replica and non-replica circulation, excluding USA TODAY, declined 8%, while Sunday net paid circulation declined 5%.

Circulation revenues were lower at USA TODAY, reflecting lower average print daily circulation volume, partially offset by price increases.

For local publishing operations in the U.S. and U.K., morning circulation accounted for approximately 95% of total daily volume, while evening circulation accounted for 5%.

Publishing circulation revenues in millions.


11
12
13
$1064
$1117
$1129

Local publishing circulation volume is summarized in the table below.

Total average circulation volume, print and digital, replica and non-replica in thousands

	2013	Change	2012	Change	2011
Local Publications					
Morning	2,967	(8%)	3,240	(8%)	3,512
Evening	161	(9%)	177	(8%)	193
Total daily	3,128	(8%)	3,417	(8%)	3,705
Sunday	4,729	(5%)	5,003	(3%)	5,150

Other Revenue: Commercial printing and other publishing revenues were down 2% in 2013 and totaled $250 million. Declines in other publishing revenues were partially offset by an increase in commercial print revenues. Commercial printing revenues in the U.S. and U.K. combined, accounted for approximately 60% of total other revenues.

Publishing Segment digital revenues were up for the year in the U.S. as well as at Newsquest in the U.K. Revenues benefited from the company's continued focus on digital marketing services and the All Access Content Subscription Model. Domestic U.S. digital revenues were up 34%, while digital revenues at Newsquest increased 13% in local currency.

Publishing revenue comparisons 2012-2011:

Advertising Revenue: Advertising revenues for 2012 declined $155 million or 6% reflecting the impact of the soft economy on advertising demand.

Ad revenues were lower in both the U.S. and the U.K. In the U.K., in local currency, ad revenues were comparable to that of the U.S. Due to a slightly lower average exchange rate for 2012, in U.S. dollars, Newsquest ad revenues were down 7% compared with 6% decline for U.S. publishing.

Retail ad revenues were down $73 million or 6% in 2012. In the U.S., revenues were down in most principal categories, with the more significant declines occurring in the financial and telecommunications categories, partially offset by an increase in retail online advertising. Retail ad revenues were down 4% in the U.K. on a constant currency basis.

National ad revenues were down $51 million or 11% in 2012, primarily due to lower ad sales for USA TODAY and its associated businesses, as well as for U.S. Community Publishing.

Classified ad revenues decreased $32 million or 4% in 2012 with a decline of 3% in the U.S. and 8% in the U.K. Domestically, automotive advertising was up 2% for the year while employment declined 3%. Real estate reflected the housing issues across the country and was down 11% for the year. Classified advertising in the U.K. was worse than in the U.S. as automotive, employment and real estate declined in local currency 13%, 4% and 9%, respectively.

Digital revenues in the Publishing Segment were up for 2012 in the U.S. as well as at Newsquest in the U.K. U.S. Community Publishing digital revenues were up 6%, reflecting increases in the automotive and retail categories. Digital ad revenues at USA TODAY and its associated brands were up by 38% for the year, while digital revenues at Newsquest increased 10% in local currency.

Circulation Revenue: Publishing circulation revenues increased $53 million in 2012 or 5% over 2011, reflecting the first company-wide circulation revenue increase since 2006. Circulation revenues were up as a result of the implementation of the All Access Content Subscription Model throughout 2012 and the favorable impact of the extra week in 2012. Late in the fourth quarter of 2012, the company completed the final phase of the All Access roll out across 78 U.S. community publishing markets. Circulation revenues increased 8% in 2012 at the company's local domestic publishing units. Circulation revenue in the U.K. was flat compared to 2011 in local currency.

Revenue comparisons reflect generally lower circulation volumes more than offset by price increases. Daily average paid and verified circulation, excluding USA TODAY, declined 8%, while Sunday average paid and verified circulation declined 3%.

Circulation revenues were lower at USA TODAY, reflecting lower average daily circulation volume. USA TODAY's average daily circulation for 2012 declined 2%.

For local publishing operations in the U.S. and U.K., morning circulation accounted for approximately 95% of total daily volume, while evening circulation accounted for 5%.

Other Revenue: Commercial printing and other publishing revenues totaled $255 million in 2012 and were flat compared to 2011 due primarily to a decrease in commercial printing revenues that were more than offset by the impact of the extra week in 2012. Commercial printing revenues in the U.S. and U.K. accounted for approximately 58% of total other revenues.

Publishing expense comparisons 2013-2012: Publishing operating expense decreased to $3.26 billion in 2013 as continued cost efficiency efforts were partially offset by strategic initiative spending of $36 million. A majority of the strategic spending in 2013 was in conjunction with digital relaunches and the investments made in the company's digital marketing services business.

Publishing payroll costs were down 3% compared to 2012 reflecting the impact of workforce restructuring across certain divisions.

Newsprint expense was down 14% in 2013 due to a decline in consumption and prices.

Publishing expense comparisons 2012-2011: Publishing operating expense increased slightly to $3.36 billion in 2012, primarily due to the impact of continued cost control and efficiency efforts, offset by strategic initiative spending of $68 million, higher pension expense and the impact of the extra week in 2012. A majority of the strategic spending in 2012 was in conjunction with the roll out of the All Access Content Subscription Model, digital relaunches and the investments made in the company's digital marketing services business.

Publishing payroll costs were relatively unchanged, reflecting the impact of headcount reductions across certain divisions offset by the additional week in 2012.

Newsprint expense was down 6%, reflecting lower consumption, down 7%, offset by a 1% increase in usage prices.

Publishing operating results 2013-2012: Publishing operating income decreased to $314 million in 2013 from $369 million in 2012. The principal factors affecting reported operating results comparisons for the full year were the following:

- Lower operating results in the U.S. and U.K. as ad revenue categories were affected by the impact of the soft economy on advertising demand, partially offset by an increase in circulation revenue at the company's U.S. Community Publishing and U.K. operations;
- Strategic initiative spending in 2013 of $36 million;
- Special charges for facility consolidation and asset impairments as well as workforce restructuring totaled $89 million in 2013 and $74 million in 2012;
- Significant increase in digital revenue;
- Negative impact of the extra week in 2012; and
- A decrease in newsprint expense.

Publishing operating results 2012-2011: Publishing operating income decreased to $369 million in 2012 from $478 million in 2011. The principal factors affecting reported operating results comparisons for the full year were the following:

- Lower operating results at most U.S. and U.K. properties as ad revenue categories were affected by the impact of the soft economy on advertising demand;
- A decrease in newsprint expense due to a decline in usage;
- Higher charges in 2012 from workforce restructuring efforts and consolidations;
- Positive impact of a significant increase in digital revenue; and
- Positive impact of the extra week in 2012.

Digital Segment

The largest businesses within the company's Digital Segment are CareerBuilder, PointRoll and Shoplocal.

Digital revenues, expenses and operating income were as follows:

In millions of dollars

	2013	Change	2012	Change	2011
Revenues	$ 748	4%	$ 719	5%	$ 686
Expenses	620	(8%)	677	21%	561
Operating income	$ 128	***	$ 42	(67%)	$ 125

Digital revenues increased $29 million or 4% over 2012, primarily reflecting a strong increase in revenues at CareerBuilder.

Digital expenses in 2013 decreased 8% to $620 million, primarily due to a $78 million decrease in impairment charges in 2013 partly offset by an increase in expenses at CareerBuilder associated with its revenue growth.

As a result of these factors, Digital Segment operating income increased to $128 million in 2013.

CareerBuilder operations are predominately based in North America, although expansion efforts continue in parts of Europe, Asia and South America. CareerBuilder is the nation's largest online recruitment and career advancement source for employers, employees, recruiters and job seekers. Its North American network revenue is driven mainly from its own sales force but it also derives revenues from its owner affiliated businesses, including the company's local media organizations, which sell various CareerBuilder employment products including upsells of print employment ads. North American network revenue increased 3%, compared to last year, with substantially all the increase attributable to revenues CareerBuilder derived from its own sales efforts. Revenues derived from its owner-affiliated newspapers were down 10% in 2013, while revenues from its own sales efforts were up 5% in 2013. Since CareerBuilder is consolidated, for Gannett's financial reporting purposes, CareerBuilder revenues exclude amounts recorded at Gannett-owned local media organizations.

Digital results 2012-2011: Digital revenues increased $32 million or 5% over 2011, reflecting primarily a significant increase in revenues at CareerBuilder.

Digital expenses in 2012 increased 21% to $677 million, primarily due to an increase in expenses at CareerBuilder associated with its revenue growth. Expenses were also higher due to $90 million impairment charges recognized in 2012. As a result of all these factors, Digital Segment operating income decreased 67% to $42 million in 2012.

Consolidated operating expenses

Over the last three years, the company's consolidated operating expenses were as follows:

Consolidated operating expenses, in millions of dollars

	2013[a]	Change	2012	Change	2011
Cost of sales	$2,882	(2%)	$2,944	(1%)	$2,961
Selling, general and admin. expenses	1,292	(1%)	1,303	7%	1,223
Depreciation	153	(5%)	161	(3%)	166
Amortization of intangible assets	36	9%	33	5%	32
Facility consolidation and asset impairment charges	58	(52)%	122	***	27
Total	$4,422	(3%)	$4,563	3%	$4,409

(a) Numbers do not sum due to rounding.

Total reported operating expense decreased 3% to $4.42 billion in 2013, due to continued cost efficiency efforts company-wide, lower facility consolidation and asset impairment charges as well as lower newsprint expense. These were partially offset by $58 million in workforce restructuring charges and $41 million of strategic initiative investments made throughout the year.

Depreciation expense was 5% lower in 2013, reflecting certain assets reaching the end of their depreciable life.

The non-cash facility consolidation and asset impairment charges for all years are more fully discussed beginning on page 34 and in Notes 3 and 4 to the Consolidated Financial Statements.

Payroll, benefits and newsprint costs (along with certain other production material costs), the largest elements of the company's normal operating expenses, are presented below, expressed as a percentage of total pre-tax operating expenses.

	2013	2012	2011
Payroll and employee benefits	47.6%	45.9%	46.8%
Newsprint and other production material	10.1%	11.2%	12.1%

Operating expense comparisons 2012-2011: Total reported operating expense increased 3% to $4.56 billion in 2012. Payroll increased by 2% in 2012 as a result of recent acquisitions and the impact of the extra week in 2012, partially offset by reduced headcount in certain divisions. Strong cost controls were in place throughout the company, however expenses increased 10% in the Broadcasting Segment and 20% in the Digital Segment associated with significant increases in their revenue. Cost savings were also offset by an increase in facility consolidation and asset impairment charges, higher pension expense, the extra week in 2012 and $74 million of strategic initiative investments made throughout the year.

Depreciation expense was 3% lower in 2012, reflecting reduced depreciation of certain assets reaching the end of their depreciable life.

Non-operating income and expense

Equity earnings: This income statement category reflects results from unconsolidated minority interest investments, including the company's equity share of operating results from its publishing partnerships, including the Tucson joint operating agency, the California Newspapers Partnership and the Texas-New Mexico Newspapers Partnership, as well as from investments in certain other digital/new technology businesses.

The company's net equity income in unconsolidated investees for 2013 was $44 million, an increase of $21 million over 2012. This increase reflects better results at Classified Ventures, the California Newspapers Partnership, as well as reduced impairment charges recognized in 2013.

The company's net equity income in unconsolidated investees for 2012 was $22 million, an increase of $14 million over 2011. This increase reflects better results at Classified Ventures as well as reduced impairment charges recognized in 2012.

Interest expense: 2013 interest expense increased by 17% to $176 million compared to 2012 due to a higher average debt level of $2.01 billion. The higher average debt level is related to the issuance of $1.85 billion in senior notes during the second half of 2013 primarily related to the Belo acquisition which closed on Dec. 23, 2013.

Interest expense in 2012 was lower compared to 2011, as lower average debt levels were offset by higher average rates and the extra week in 2012.

The company increased its long-term debt by $2.27 billion or 159% in 2013. At the end of 2013, the company's leverage ratio was 3.24x, within the financial covenants under its revolving credit agreements.

A further discussion of the company's borrowing and related interest cost is presented in the "Liquidity and capital resources" section of this report beginning on page 38 and in Note 7 to the Consolidated Financial Statements.

Other non-operating items: The company reported a net loss of $48 million for other non-operating items in 2013. The majority relates to costs associated with the Belo transaction and a non-cash charge associated with the change in control and sale of interests related to Captivate. These costs were partly offset by interest income earned in 2013.

Other non-operating items totaled a net gain of $9 million in 2012 with the majority related to a gain on distribution from a cost method investment and interest income earned during 2012.

The company reported a net loss of $13 million in 2011 as the company recorded $15 million of non-cash charges for the write-down of certain minority investments.

Provision for income taxes

The company reported pre-tax income attributable to Gannett of $502 million for 2013. The provision for income taxes reflects certain state audit settlements and a special net tax benefit from the release of certain tax reserves due to a multi-year federal audit settlement in 2013. The effective tax rate on pre-tax income is 22.6%.

The company reported pre-tax income attributable to Gannett of $620 million for 2012. The provision for income taxes reflects an impairment of non-deductible goodwill, certain state audit settlements and a special net tax benefit from the release of certain tax reserves due to a federal audit settlement in 2012. The effective tax rate on pre-tax income is 31.5%.

The lower effective tax rate for 2013 compared to 2012 is due to special items contributing a net tax benefit that related primarily to a multi-year federal audit settlement recognized in 2013 as well as a non-deductible goodwill impairment charge incurred in 2012.

The company reported pre-tax income attributable to Gannett of $612 million for 2011. The provision for income taxes reflects a special net tax benefit from the release of certain tax reserves due to audit settlements and a permanent stock basis deduction associated with the disposal of certain business assets in 2011. An impairment charge for these assets had been recorded in previous years, however no related tax benefit had been recognized as the formal disposal of the assets did not occur until 2011. The effective tax rate on pre-tax income was 25.0%.

The lower effective tax rate for 2011 compared to 2012 is due to the stock basis deduction associated with previous impairment charges and the release of foreign tax reserves upon audit settlements recognized in 2011 as well as a non-deductible goodwill impairment charge incurred in 2012.

Further information concerning income tax matters is contained in Note 10 of the Consolidated Financial Statements.

Net income attributable to Gannett Co., Inc.

Net income attributable to Gannett Co., Inc. and related per share amounts are presented in the table below.

In millions of dollars, except per share amounts

	2013	Change	2012	Change	2011
Net income	$ 389	(8%)	$ 424	(8%)	$ 459
Per basic share	$ 1.70	(7%)	$ 1.83	(5%)	$ 1.92
Per diluted share	$ 1.66	(7%)	$ 1.79	(5%)	$ 1.89

Net income attributable to Gannett Co., Inc. consists of net income reduced by net income attributable to noncontrolling interests, primarily from CareerBuilder. Net income attributable to noncontrolling interests was $57 million, $51 million and $41 million in 2013, 2012 and 2011, respectively.

Operating results non-GAAP information

Presentation of non-GAAP information: The company uses non-GAAP financial performance and liquidity measures to supplement the financial information presented on a GAAP basis. These non-GAAP financial measures should not be considered in isolation from or as a substitute for the related GAAP measures, and should be read in conjunction with financial information presented on a GAAP basis.

The company discusses in this report non-GAAP financial performance measures that exclude from its reported GAAP results the impact of special items consisting of:

- Workforce restructuring charges;
- Transformation costs;
- Non-cash asset impairment charges;
- A non-cash charge related to a change in control and sale of interests in a business;
- Non-cash charges related to certain investments accounted for under the equity method;
- A currency-related loss recognized in other non-operating items; and
- Certain credits to its income tax provision.

The company believes that such expenses, charges and credits are not indicative of normal, ongoing operations and their inclusion in results makes for more difficult comparisons between years and with peer group companies. Workforce restructuring and facility consolidation expenses primarily relate to incremental expenses the company has incurred to consolidate or outsource production processes and centralize other functions. These expenses include payroll and related benefit costs. Transformation costs include incremental expenses incurred by the company to execute on its transformation and growth plan, including those related to the company's recently completed Belo acquisition and incremental expenses associated with optimizing the company's real estate portfolio. Non-cash asset impairment charges were recorded to reduce the book value of certain intangible assets and investments accounted for under the equity and cost methods to fair value, as the businesses underlying these assets had experienced significant and sustained unfavorable operating results. Other non-operating charges include a non-cash charge related to the change in control and sale of interests in the company's Captivate business and a currency loss in the first quarter of 2013 related to the weakening of the British pound associated with the downgrade of the U.K. sovereign credit rating. Results for 2013 also include credits to the income tax provision related to reserve releases as a result of federal exam resolution and lapse of a statute of limitation. Results for 2012 included a credit related primarily to tax settlements covering multiple years.

Management uses non-GAAP financial performance measures for purposes of evaluating business unit and consolidated company performance. The company therefore believes that each of the non-GAAP measures presented provides useful information to investors by allowing them to view the company's businesses through the eyes of management and the Board of Directors, facilitating comparison of results across historical periods, and providing a focus on the underlying ongoing operating performance of its businesses. In addition, many of the company's peer group companies present similar non-GAAP measures to better facilitate industry comparisons.

Discussion of special charges and credits affecting reported results: For the years 2013, 2012, and 2011 the company recorded workforce restructuring related costs totaling $58 million ($37 million after-tax or $.16 per share), $49 million ($29 million after-tax or $.12 per share), and $74 million ($46 million after-tax or $.19 per share), respectively. These charges were taken in connection with workforce reductions related to facility consolidation and outsourcing efforts and as part of a general program to fundamentally change the company's cost structure.

Company-wide transformation plans led the company to recognize charges in 2011-2013 associated with revising the useful lives of certain assets over a shortened period, as well as shutdown costs and charges to reduce the carrying value of assets held for sale to fair value less costs to sell. Additionally, costs from the company's recent acquisition of Belo are included as part of transformation costs. Total charges for these matters were $61 million ($45 million after-tax or $.19 per share), $32 million ($20 million after-tax or $.08 per share), and $27 million ($18 million after-tax or $.07 per share) in 2013, 2012, and 2011, respectively.

The company performed impairment tests on certain assets including goodwill, other intangible assets, other long-lived assets and investments accounted for under the equity and cost methods, that resulted in the recognition of impairment charges in 2011-2013. During 2013, the company recorded operating and non-operating non-cash asset impairment charges of $34 million ($20 million after-tax or $.09 per share). In 2012, non-cash asset impairment charges to operating and non-operating expense totaled $97 million ($91 million after-tax or $.38 per share). In 2011, non-cash asset impairment and investment charges to non-operating expense totaled $30 million ($18 million after-tax or $.08 per share). These non-cash impairment charges are detailed in Notes 3 and 4 to the Consolidated Financial Statements.

During 2011, the company recorded a $15 million ($9 million after-tax or $.04 per share) incremental charge for the disability-related retirement of the company's former chairman and chief executive officer.

Other non-operating item charges in 2013 totaled $19 million ($10 million after-tax or $.04 per share) and are primarily related to a loss recognized on the Captivate transaction and a currency related loss related to the weakening of the British pound.

The company recorded a tax benefit of $28 million or $.12 per share related to resolution of several federal tax claims in the first quarter of 2013. In 2012, the company recorded $13 million or $.06 per share related primarily to tax settlements covering multiple years. In addition, the company recorded net special benefits of $31 million ($.13 per share) during 2011 related to tax audit settlements covering multiple years and a permanent stock basis deduction related to the disposal of certain business assets.

Consolidated results

The following is a discussion of the company's as adjusted non-GAAP financial results. All as adjusted (non-GAAP basis) measures are labeled as such or "adjusted".

Adjustments to remove special items from GAAP operating expense follow:

In millions of dollars

	2013	Change	2012[a]	Change	2011
Operating expense (GAAP basis)	$4,422	(3%)	$4,563	3%	$4,409
Remove special items:					
Workforce restructuring	(58)	19%	(49)	(34)%	(74)
Transformation costs	(25)	(21)%	(32)	18%	(27)
Asset impairment charges	(33)	(63)%	(90)	***	—
Former Chairman and CEO incremental retirement charges	—	***	—	***	(15)
As adjusted (non-GAAP basis)	$4,306	(2%)	$4,393	2%	$4,293

(a) Numbers do not sum due to rounding.

Adjusted operating expenses decreased 2% in 2013 over 2012 to $4.31 billion, due to continued efficiency efforts company-wide and the extra week in 2012, partially offset by an increase in Digital Segment expenses related to the increase in revenue.

Adjusted operating expenses increased 2% in 2012 over 2011 to $4.39 billion, due to an increase in Broadcasting and Digital Segment expenses related to higher revenues, the extra week in 2012 and strategic initiative investments made throughout the year. These increases were partially offset by continued cost efficiency efforts company-wide.

Adjustments to remove special items from GAAP operating income follow:

In millions of dollars

	2013	Change	2012[a]	Change	2011
Operating income (GAAP basis)	$ 739	(6%)	$ 790	(5%)	$ 831
Remove special items:					
Workforce restructuring	58	19%	49	(34)%	74
Transformation costs	25	(21)%	32	18%	27
Asset impairment charges	33	(63)%	90	***	—
Former Chairman and CEO incremental retirement charges	—	***	—	***	15
As adjusted (non-GAAP basis)	$ 855	(11%)	$ 960	1%	$ 947

(a) Numbers do not sum due to rounding.

Adjusted operating income decreased 11% in 2013 over 2012 to $855 million. Broadcasting revenues and operating results were lower reflecting the absence of significant political and Olympic revenues generated in 2012. Publishing revenues reflected lower advertising demand partially offset by a 1% increase in circulation revenue due. Digital revenues increased, reflecting solid revenue growth at CareerBuilder. Digital revenues company-wide including the Digital Segment and all digital revenues generated by other business segments were approximately $1.47 billion in 2013, nearly 30% of operating revenues and an increase of 16% compared to 2012.

Adjusted operating income increased 1% in 2012 over 2011 to $960 million reflecting the first year-over-year increase in company-wide revenue since 2006. Broadcasting revenues and operating results were the best results ever for the Broadcasting Segment, driven by a record level of political and Summer Olympic revenue achieved in 2012. Publishing revenues reflected lower advertising demand partially offset by a 5% increase in circulation revenue due to the roll out of the All Access Content Subscription Model throughout 2012. Circulation revenue grew significantly during the year as the content subscription model was rolled out in waves to 78 domestic markets throughout the year. Digital revenues increased significantly, reflecting stronger revenue growth at CareerBuilder.

Adjustments to remove special items from GAAP non-operating expense which consist of equity income or loss, interest expense and other non-operating items follow:

In millions of dollars

	2013[a]	Change	2012	Change	2011
Total non-operating (expense) income (GAAP basis)	$ (180)	51%	$ (119)	(33%)	$ (178)
Remove special items:					
Transformation costs	36	***	—	***	—
Asset impairment and investment charges	1	(90%)	7	(77%)	30
Other non-operating items	19	***	—	***	—
As adjusted (non-GAAP basis)	$ (125)	11%	$ (112)	(24%)	$ (148)

(a) Numbers do not sum due to rounding.

Adjusted non-operating expense increased 11% in 2013 over 2012 to $125 million reflecting higher interest expense due to higher average debt levels principally related to the issuance of senior notes related to the Belo transaction.

Adjusted non-operating expense declined 24% in 2012 over 2011 to $112 million reflecting lower interest expense due to a significantly lower average debt levels, partially offset by higher average interest rates and the extra week in 2012.

A summary of the impact of special items on the company's effective tax rate follows:

In millions of dollars

	2013	2012	2011
Provision for income taxes as reported (GAAP basis)	$ 113	$ 195	$ 153
Remove special items:			
Workforce restructuring	21	19	28
Transformation costs	16	13	10
Asset impairment and investment charges	14	6	12
Former Chairman and CEO incremental retirement charges	—	—	6
Other non-operating items	8	—	—
Special tax benefits	28	13	31
As adjusted (non-GAAP basis)	$ 200	$ 246	$ 240
As adjusted effective tax rate (non-GAAP basis)	29.7%	30.9%	31.6%

The adjusted effective tax rate in 2013 was 29.7% compared to 30.9% in 2012. The lower rate for 2013 reflects higher reserve releases due to audit settlements and the lapse of certain statutes of limitations.

Adjustments to remove special items from GAAP net income attributable to Gannett Co., Inc. and diluted earnings per share follow:

In millions of dollars, except per share amounts

	2013	Change	2012[a]	Change	2011[a]
Net income attributable to Gannett Co., Inc. (GAAP basis)	$ 389	(8%)	$ 424	(8%)	$ 459
Remove special items (net of tax):					
Workforce restructuring	37	26%	29	(35)%	46
Transformation costs	45	***	20	12%	18
Asset impairment and investment charges	20	(78)%	91	***	18
Former Chairman and CEO incremental retirement charges	—	***	—	***	9
Other non-operating items	10	***	—	***	—
Special tax benefits	(28)	***	(13)	(57)%	(31)
As adjusted (non-GAAP basis)	$ 473	(14%)	$ 551	6%	$ 518
Diluted earnings per share (GAAP basis)	$ 1.66	(7%)	$ 1.79	(5%)	$ 1.89
Remove special items (net of tax):					
Workforce restructuring	0.16	33%	0.12	(37)%	0.19
Transformation costs	0.19	***	0.08	14%	0.07
Asset impairment and investment charges	0.09	(76)%	0.38	***	0.08
Former Chairman and CEO incremental retirement charges	—	***	—	***	0.04
Other non-operating items	0.04	***	—	***	—
Special tax benefits	(0.12)	***	(0.06)	(54)%	(0.13)
As adjusted (non-GAAP basis)	$ 2.02	(13%)	$ 2.33	9%	$ 2.13

(a) Numbers do not sum due to rounding.

Adjusted net income attributable to Gannett Co., Inc. decreased 14% in 2013 (13% on a diluted per share basis) as a result of lower as adjusted (non-GAAP basis) operating income in the Broadcasting and Publishing Segments partially offset by higher operating income in the Digital Segment.

Adjusted net income attributable to Gannett Co., Inc. increased 6% in 2012 over 2011 (9% on a diluted per share basis) as a result of higher Broadcasting and Digital Segment revenue, partially offset by an increase in their expenses.

Segment results

The following is a discussion of the company's as adjusted non-GAAP financial results. All as adjusted (non-GAAP basis) measures are labeled as such or "adjusted".

A summary of the impact of workforce restructuring charges and transformation costs on the company's Broadcasting Segment is presented below:

In millions of dollars

	2013	Change	2012	Change	2011[a]
Broadcasting Segment operating expenses (GAAP basis)............	$ 473	2%	$ 462	10%	$ 420
Remove special items:					
Workforce restructuring..	(14)	***	—	***	(1)
Transformation costs	(1)	***	—	***	—
As adjusted (non-GAAP basis)........	$ 458	(1%)	$ 462	10%	$ 420
Broadcasting Segment operating income (GAAP basis)............	$ 362	(18%)	$ 444	47%	$ 302
Remove special items:					
Workforce restructuring..	14	***	—	***	1
Transformation costs	1	—	—	***	—
As adjusted (non-GAAP basis)........	$ 377	(15%)	$ 444	47%	$ 303

(a) Numbers do not sum due to rounding.

Adjusted Broadcasting Segment operating expenses decreased 1% in 2013 compared to 2012 due to lower expenses associated with the record level of political spending achieved in 2012 and the Summer Olympics. Adjusted Broadcasting Segment operating income decreased 15% to $377 million in 2013, reflecting the absence of record political spending and Summer Olympic revenue achieved in 2012.

Adjusted Broadcasting Segment operating expenses increased 10% in 2012, due to higher sales and marketing costs in 2012 associated with higher revenues and the extra week in 2012. Adjusted Broadcasting Segment operating income increased 47% in 2012 to $444 million, as a result of significantly higher political and Olympic advertising revenues, as well as higher core, retransmission and digital television revenues, and lower expenses.

A summary of the impact of workforce restructuring charges, transformation costs and asset impairment charges on the company's Publishing Segment is presented below:

In millions of dollars

	2013[a]	Change	2012[a]	Change	2011[a]
Publishing Segment operating expenses (GAAP basis)	$3,264	(3%)	$3,360	—	$3,354
Remove special items:					
Workforce restructuring..	(43)	2%	(42)	(42)%	(73)
Transformation costs	(24)	(25%)	(32)	18%	(27)
Asset impairment charges	(21)	***	—	***	—
As adjusted (non-GAAP basis)..................	$3,175	(3%)	$3,285	1%	$3,253
Publishing Segment operating income (GAAP basis)	$ 314	(15%)	$ 369	(23%)	$ 478
Remove special items:					
Workforce restructuring..	43	2%	42	(42)%	73
Transformation costs	24	(25%)	32	18%	27
Asset impairment charges	21	***	—	***	—
As adjusted (non-GAAP basis)........	$ 402	(9%)	$ 443	(23%)	$ 578

(a) Numbers do not sum due to rounding.

Adjusted Publishing Segment operating expenses decreased 3% in 2013 compared to 2012 as continued cost efficiency efforts were partially offset by strategic initiative spending of $36 million.

Adjusted Publishing Segment operating income declined 9% in 2013 compared to 2012 due to lower ad revenue in the U.S. and U.K., $36 million of strategic initiative spending, the negative impact of the extra week in 2012, partially offset by a 1% increase in circulation revenue, and a decrease in newsprint expense.

Adjusted Publishing Segment operating expenses increased 1% in 2012 over 2011 as continued cost control and efficiency efforts were offset by strategic initiative spending, higher pension expense and the impact of the extra week in 2012.

Adjusted Publishing Segment operating income declined 23% in 2012 over 2011 to $443 million, reflecting the impact of the soft economy on advertising demand and higher strategic initiative spending, pension expense, partially offset by an increase in circulation revenue, a decrease in newsprint expense, and the positive impact of the extra week in 2012.

A summary of the impact of workforce restructuring charges and asset impairment charges on the company's Digital Segment is presented below:

In millions of dollars

	2013[a]	Change	2012	Change	2011
Digital Segment operating expenses (GAAP basis)...	$ 620	(8%)	$ 677	21%	$ 561
Remove special items:					
Workforce restructuring.	—	***	—	***	—
Asset impairment charges............	(12)	(87%)	(90)	***	—
As adjusted (non-GAAP basis)................	$ 609	4%	$ 587	5%	$ 561
Digital Segment operating income (GAAP basis)....	$ 128	***	$ 42	(67%)	$ 125
Remove special items:					
Workforce restructuring.	—	***	—	***	—
Asset impairment charges............	12	(87%)	90	***	—
As adjusted (non-GAAP basis).......	$ 140	6%	$ 132	5%	$ 125

(a) Numbers do not sum due to rounding.

Year-over-year adjusted operating expense comparisons for 2013 and 2012 reflect increases in expenses at CareerBuilder associated with its revenue growth. The CareerBuilder revenue growth also drove the year-over-year improvements in adjusted Digital Segment operating income.

A summary of the impact of special charges on the company's Corporate Segment is presented below:

In millions of dollars

	2013[a]	Change	2012	Change	2011[a]
Corporate Segment operating expenses (GAAP basis)...........	$ 65	—	$ 64	13%	$ 74
Remove special items:					
Workforce restructuring..	—	***	(6)	***	—
Former Chairman and CEO incremental retirement charges	—	***	—	***	(15)
As adjusted (non-GAAP basis)........	$ 64	11%	$ 58	(2%)	$ 60

(a) Numbers do not sum due to rounding.

FINANCIAL POSITION

Liquidity and capital resources

The company's cash flow from operating activities was $511 million in 2013, versus $757 million in 2012, primarily reflecting the absence of incremental cash flow from the 2012 Summer Olympics and substantially higher political advertising in 2012. Net cash tax payments were $60 million higher in 2013 due in part to the timing of deductions.

Net cash used for investing activities totaled $1.39 billion. This reflects capital spending of $110 million, $1.45 billion for acquisitions, primarily the acquisition of Belo Corp., and $3 million for equity investments, which were partially offset by proceeds from the sale of certain assets of $114 million and proceeds from investments of $63 million.

Cash provided by financing activities totaled $1.17 billion in 2013. Proceeds from long term debt and term loans were $2.02 billion. These proceeds were used to partially finance the acquisition of Belo, repay the outstanding credit revolver borrowings and for other general corporate purposes. Following the acquisition of Belo, the company paid $288 million to redeem unsecured notes issued by Belo and assumed by Gannett in the acquisition. The company also repurchased approximately 4.9 million shares of the company's stock for $117 million, paid dividends totaling $183 million and made dividend payments and distributions to noncontrolling membership shareholders of $43 million.

Certain key measurements of the elements of working capital for the last three years are presented in the following chart:

Working capital measurements

	2013	2012	2011
Current ratio......................	1.9-to-1	1.1-to-1	1.2-to-1
Accounts receivable turnover.........	6.8	7.8	7.4
Newsprint inventory turnover	5.5	6.1	5.7

The company's operations have historically generated strong positive cash flow which, along with the company's program of maintaining bank revolving credit availability, has provided adequate liquidity to meet the company's requirements, including those for acquisitions.

Long-term debt

The long-term debt of the company is summarized below:

In thousands of dollars

	Dec. 29, 2013	Dec. 30, 2012
Unsecured floating rate term loan due quarterly through August 2018...........	$ 154,800	$ —
VIE unsecured floating rate term loans due quarterly through December 2018	39,270	—
Unsecured notes bearing fixed rate interest at 8.75% due November 2014	250,000	250,000
Unsecured notes bearing fixed rate interest at 10% due June 2015.................	66,568	66,568
Unsecured notes bearing fixed rate interest at 6.375% due September 2015	250,000	250,000
Unsecured notes bearing fixed rate interest at 10% due April 2016................	193,429	193,429
Unsecured notes bearing fixed rate interest at 9.375% due November 2017 (a)........	250,000	250,000
Borrowings under revolving credit agreement expiring August 2018.........	—	205,000
Unsecured notes bearing fixed rate interest at 7.125% due September 2018	250,000	250,000
Unsecured notes bearing fixed rate interest at 5.125% due October 2019	600,000	—
Unsecured notes bearing fixed rate interest at 5.125% due July 2020	600,000	—
Unsecured notes bearing fixed rate interest at 6.375% due October 2023	650,000	—
Unsecured notes bearing fixed rate interest at 7.75% due June 2027................	200,000	—
Unsecured notes bearing fixed rate interest at 7.25% due September 2027	240,000	—
Total principal long-term debt...........	3,744,067	1,464,997
Other (fair market value adjustments and discounts)...........................	(31,167)	(32,897)
Total long-term debt..................	3,712,900	1,432,100
Less current portion of long-term debt maturities of VIE loans................	5,890	—
Long-term debt, net of current portion.....	$ 3,707,010	$ 1,432,100

(a) On Feb. 5, 2014 the company sent notice of its intent to redeem the 9.375% notes on March 14, 2014. The notes will be redeemed for 104.688% of the outstanding principal amount, pursuant to the original terms.

Total average debt outstanding in 2013 and 2012 was $2.0 billion and $1.7 billion, respectively. The weighted average interest rate on all debt was 7.7% for both 2013 and 2012.

On Dec. 29, 2013, the company had unused borrowing capacity of $1.2 billion under its revolving credit agreement that expires in August 2018.

In connection with the company's acquisition of Belo on Dec. 23, 2013 (the Belo Acquisition), the company assumed $715 million in principal amount of long-term debt issued by Belo to include $275 million in aggregate principal amount of its 8.00% senior unsecured notes due 2016 (the 2016 Notes), $200 million in aggregate principal amount of its 7.75% senior unsecured notes due June 2027 and $240 million in aggregate principal amount of its 7.25% senior unsecured notes due September 2027 (the 2027 Notes). The 2016 Notes were subsequently redeemed in December 2013. Contemporaneous with the Belo Acquisition, the Amended and Restated Competitive Advance and Revolving Credit Facility Agreement between Belo and JPMorgan Chase Bank, N.A., Sun Trust Bank, Royal Bank of Canada, and other lenders, which was scheduled to mature on Aug. 15, 2016, was terminated.

In connection with the Belo Acquisition, the company acquired four television stations and simultaneously sold designated assets, equipment, programming and distribution rights and the Federal Communications Commission (FCC) licenses to unrelated third parties. The acquisition of these assets was 100% financed by a group of financial institutions and this debt is guaranteed by the company's wholly-owned material domestic subsidiaries. These four television stations were considered variable interest entities (VIEs, see Note 1) and the company concluded that it was the primary beneficiary and as such, has consolidated these entities and the accompanying debt is reflected in the company's consolidated balance sheet as of Dec. 29, 2013. These loans are due March 2014 through December 2018. The borrower may borrow at an applicable margin above the Eurodollar base rate (LIBOR loan) or the higher of the Prime Rate, the Federal Funds Effective Rate plus 0.50%, or the one month LIBOR rate plus 1.00% (ABR loan). The applicable margin is determined based on the company's leverage ratio but differs between LIBOR loans and ABR loans. The interest rate as of Dec. 29, 2013 was 4.25%. Separate from the above transaction, but also part of the Belo transaction, the company acquired three television stations and simultaneously sold designated assets, equipment, programming and distribution rights and the FCC licenses of these stations to an unrelated third party. The acquisition of these assets was 100% financed and this debt is guaranteed by the company's wholly-owned material domestic subsidiaries. These three television stations were considered VIEs, however the company is not the primary beneficiary and therefore did not consolidate these entities. The principal amount of the debt is $66.9 million and it is due March 2014 through December 2018. These unconsolidated VIEs are subject to forward sales agreements and this debt is expected to be repaid upon the sale of these stations in 2014, at which time the guarantees will be released. The company believes the likelihood of the guarantees being called is remote.

In July 2013, the company completed the private placement of $600 million in aggregate principal amount of its 5.125% senior unsecured notes due 2020 (the 2020 Notes). The 2020 Notes were priced at 98.566% of face value, resulting in a yield to maturity of 5.375%. Subject to certain exceptions, the 2020 Notes may not be redeemed by the company prior to July 15, 2016. The 2020 Notes were issued in a private offering that is exempt from the registration requirements of the Securities Act of 1933. The 2020 Notes are guaranteed on a senior basis by the subsidiaries of the company that guarantee its revolving credit facility, term loan and its notes maturing in 2014 and thereafter, except for the 2027 Notes. The company used the net proceeds to repay the outstanding indebtedness under its revolving credit facilities and to extinguish the 2016 Notes. Remaining proceeds are being used for general corporate purposes.

In October 2013, the company completed the private placement of $600 million in aggregate principal amount of its 5.125% senior unsecured notes due 2019 (the 2019 Notes) and $650 million in aggregate principal amount of its 6.375% senior unsecured notes due 2023 (the 2023 Notes, and collectively with the 2019 Notes, the Merger Financing Notes). The 2019 Notes were priced at 98.724% of face value, resulting in a yield to maturity of 5.375%. Subject to certain exceptions, the 2019 Notes may not be redeemed by the company prior to Oct. 15, 2016. The 2023 Notes were priced at 99.086% of face value, resulting in a yield to maturity of 6.500%. Subject to certain exceptions, the 2023 Notes may not be redeemed by the company prior to Oct. 15, 2018. The Merger Financing Notes were issued in a private offering that is exempt from the registration requirements of the Securities Act of 1933. The Merger Financing Notes are guaranteed on a senior basis by the subsidiaries of the company that guarantee its revolving credit facility, term loan and its notes maturing in 2014 and thereafter, except for the 2027 Notes. The proceeds from the sale of the Merger Financing Notes plus available cash were used to finance the Belo acquisition.

In August 2013, the company entered into an agreement to replace, amend and restate its existing revolving credit facilities with a credit facility expiring on Aug. 5, 2018, which was further amended on Sept. 24, 2013 (the Amended and Restated Credit Agreement). Total commitments under the Amended and Restated Credit Agreement are $1.2 billion. Subject to total leverage ratio limits, the Amended and Restated Credit Agreement eliminates the company's restriction on incurring additional indebtedness. The maximum total leverage ratio permitted by the Amended and Restated Credit Agreement after the Belo Acquisition is 4.0x for the first 18 months following the closing date of the Amended and Restated Credit Agreement (Aug. 5, 2013), reducing to 3.75x from the 18th to the 30th month anniversary of the closing date, and then reducing to 3.50x thereafter. Commitment fees on the revolving credit agreement are equal to 0.375% - 0.50% of the undrawn commitments, depending upon the company's leverage ratio, and are computed on the average daily undrawn balance under the revolving credit agreement and paid each quarter. Under the Amended and Restated Credit Agreement, the company may borrow at an applicable margin above the Eurodollar base rate (LIBOR loan) or the higher of the Prime Rate, the Federal Funds Effective Rate plus 0.50%, or the one month LIBOR rate plus 1.00% (ABR loan). The applicable margin is determined based on the company's leverage ratio but differs between LIBOR loans and ABR loans. For LIBOR based borrowing, the margin varies from 1.75% to 2.5%. For ABR based borrowing, the margin will vary from 0.75% to 1.50%. Based on the company's leverage ratio as of Dec. 29, 2013, the company's applicable margins were 2.50% and 1.50%, respectively. The company also borrowed $154.8 million under a new five-year term loan. The interest rate on the term loan is equal to the rate for a LIBOR loan under the Amended and Restated Credit Agreement. Both the revolving credit loan and the term loan are guaranteed by a majority of the company's wholly-owned material domestic subsidiaries.

The company has an effective universal shelf registration statement under which an unspecified amount of securities may be issued, subject to a $7.0 billion limit established by the Board of Directors. Proceeds from the sale of such securities may be used for general corporate purposes, including capital expenditures, working capital, securities repurchase programs, repayment of debt and financing of acquisitions. The company may also invest borrowed funds that are not required for other purposes in short-term marketable securities.

The following schedule of annual maturities of the principal amount of total debt assumes the company uses available capacity under its revolving credit agreement to refinance unsecured floating rate term loans and notes due in 2014. Based on this refinancing assumption, all of the obligations other than VIE unsecured floating rate term loans due in 2014 are reflected as maturities for 2015 and beyond.

In thousands of dollars	
2014 (1)	$ 5,890
2015	356,022
2016	232,883
2017	289,454
2018	569,818
Thereafter	2,290,000
Total	$3,744,067

(1) Maturities of principal amount of debt due in 2014 (primarily the 8.75% fixed rate notes due in November 2014) are assumed to be repaid with funds from the revolving credit agreement.

The company's debt maturities may be repaid with cash flow from operating activities, by accessing capital markets or a combination of both.

Contractual obligations and commitments

The following table summarizes the expected cash outflows resulting from financial contracts and commitments as of the end of 2013.

Contractual obligations	**Payments due by period**				
In millions of dollars	**Total**	**2014**	**2015-16**	**2017-18**	**Thereafter**
Long-term debt (1)	$5,266	$227	$ 989	$ 1,208	$ 2,842
Operating leases (2)	281	53	85	59	84
Purchase obligations (3)	193	115	66	10	2
Programming contracts (4)	229	79	128	21	1
Other noncurrent liabilities (5)	399	135	64	61	139
Total	$6,368	$609	$ 1,332	$ 1,359	$ 3,068

(1) See Note 7 to the Consolidated Financial Statements. The amounts included above include periodic interest payments. Interest payments are based on interest rates in effect at year-end.

(2) See Note 12 to the Consolidated Financial Statements.

(3) Includes purchase obligations related to printing contracts, capital projects, interactive marketing agreements, wire services and other legally binding commitments. Amounts which the company is liable for under purchase orders outstanding at Dec. 29, 2013, are reflected in the consolidated balance sheets as accounts payable and accrued liabilities and are excluded from the table above.

(4) Programming contracts include television station commitments to purchase programming to be produced in future years. In addition, this also includes amounts fixed or currently accrued under network affiliation agreements.

(5) Other long-term liabilities consist of both unfunded and under-funded postretirement benefit plans. Unfunded plans include the Gannett Supplemental Executive Retirement Plan and the Gannett Retiree Welfare Plan. Employer contributions, which equal the expected benefit payments, are reflected in the table above over the next ten year period. The company's under-funded plans include the Gannett Retirement Plan, the G.B. Dealey Retirement Plan and the Newsquest Pension Scheme. Expected employer contributions for these plans are included for the following fiscal year. Contributions beyond the next fiscal year are not included due to uncertainties regarding significant assumptions involved in estimating these contributions, such as interest rate levels as well as the amount and timing of invested asset returns.

Due to uncertainty with respect to the timing of future cash flows associated with unrecognized tax benefits at Dec. 29, 2013, the company is unable to make reasonably reliable estimates of the period of cash settlement. Therefore, $57 million of unrecognized tax benefits have been excluded from the contractual obligations table above. See Note 10 to the Consolidated Financial Statements for a further discussion of income taxes.

For 2014, the company expects to contribute $69 million to the Gannett Retirement Plan, $16 million to the G. B. Dealey Retirement Pension Plan and $16 million to the U.K. retirement plan. Due to uncertainties regarding significant assumptions involved in estimating future contributions, such as interest rate levels and the amount and timing of asset returns, the company is unable to reasonably estimate its future contributions beyond 2014, and therefore no plan contributions thereafter are reflected in the above table.

In December 1990, the company adopted a Transitional Compensation Plan (the TCP). The TCP provides termination benefits to key executives whose employment is terminated under certain circumstances within two years following a change in control of the company. Benefits under the TCP include a severance payment of up to three years' compensation and continued life and medical insurance coverage. The company amended the TCP in April 2010 to provide that new participants will not be entitled to the benefit of the TCP's excise tax gross-up or modified single trigger provisions.

Capital stock

In June 2013, the company announced that its Board of Directors approved a new program to repurchase up to $300 million in Gannett common stock (replacing the former $300 million program). As of Dec. 29, 2013, the value of shares that may be repurchased under the existing program is $225 million.

Stock repurchases	**Repurchases made in fiscal year**		
In millions	**2013**	**2012**	**2011**
Number of shares purchased	4.9	10.3	4.9
Dollar amount purchased	$ 117	$ 154	$ 53

The shares may be repurchased at management's discretion, either in the open market or in privately negotiated block transactions. Management's decision to repurchase shares will depend on price and other corporate developments. Purchases may occur from time to time and no maximum purchase price has been set. There is no expiration date for the $300 million stock repurchase program. However, it is targeted to be completed over the two years following the announcement. Certain of the shares previously acquired by the company have been reissued in settlement of employee stock awards.

An employee 401(k) Savings Plan was established in 1990, which includes a company matching contribution in the form of Gannett stock. To fund the company's matching contribution, an Employee Stock Ownership Plan (ESOP) was formed which acquired 2,500,000 shares of Gannett stock from the company for $50 million. The stock purchase was financed with a loan from the company. In June 2003, the debt was fully repaid and all of the shares had been fully allocated to participants. The company elected not to add additional shares to the ESOP and began funding contributions in cash. Through 2008, the ESOP used the cash match to purchase on the open market an equivalent number of shares of company stock on behalf of participants. In early 2009, the company began funding the 401(k) Savings Plan company matching contributions through the issuance of treasury shares. Beginning in 2010, the company funded the 401(k) Savings Plan match through the issuance of a 50/50 combination of treasury shares and shares purchased on the open market with cash. In late 2011, the company began funding the 401(k) Saving Plan match by purchasing all shares on the open market with cash.

The company's common stock outstanding at Dec. 29, 2013, totaled 227,568,888 shares, compared with 230,042,098 shares at Dec. 30, 2012.

Dividends

Dividends declared on common stock amounted to $183 million in 2013, compared with $186 million in 2012.

Dividends declared per share.


10
$.16
11
$.24
12
$.80
13
$.80

Cash dividends		Payment date	Per share
2013	4th Quarter	Jan. 2, 2014	$ 0.20
	3rd Quarter	Oct. 1, 2013	$ 0.20
	2nd Quarter	Jul. 1, 2013	$ 0.20
	1st Quarter	Apr. 1, 2013	$ 0.20
2012	4th Quarter	Jan. 2, 2013	$ 0.20
	3rd Quarter	Oct. 1, 2012	$ 0.20
	2nd Quarter	Jul. 2, 2012	$ 0.20
	1st Quarter	Apr. 2, 2012	$ 0.20

On Feb. 25, 2014, the Board of Directors declared a dividend of $.20 per share, payable on April 1, 2014, to shareholders of record as of the close of business March 7, 2014.

Accumulated other comprehensive income (loss)

The company's foreign currency translation adjustment, included in accumulated other comprehensive income (loss) and reported as part of shareholders' equity, totaled $427 million at the end of 2013 and $418 million at the end of 2012. The increase reflected a strengthening of the British pound against the U.S. dollar. Newsquest's assets and liabilities at Dec. 29, 2013 were translated from British pounds to U.S. dollars at an exchange rate of 1.65 versus 1.62 at the end of 2012. Newsquest's financial results were translated at an average rate of 1.56 for 2013, 1.58 for 2012 and 1.60 for 2011.

The company has recognized the funded status of its pension and retiree medical benefit plans in the statement of financial position. At Dec. 29, 2013 and Dec. 30, 2012, accumulated other comprehensive loss includes a reduction of equity of $921 million and $1.12 billion, respectively, for losses that will be amortized to pension and other postretirement costs in future years.

Effects of inflation and changing prices and other matters

The company's results of operations and financial condition have not been significantly affected by inflation. Further, the effects of inflation and changing prices on the company's property, plant and equipment and related depreciation expense have been reduced as a result of an ongoing capital expenditure program and the availability of replacement assets with improved technology and efficiency.

The company is exposed to foreign exchange rate risk primarily due to its ownership of Newsquest, which uses the British pound as its functional currency, which is then translated into U.S. dollars. The company's foreign currency translation adjustment, related principally to Newsquest and reported as part of shareholders' equity, totaled $427 million at Dec. 29, 2013. Newsquest's assets and liabilities were translated from British pounds to U.S. dollars at the Dec. 29, 2013, exchange rate of 1.65. Refer to Item 7A for additional detail.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The company believes that its market risk from financial instruments, such as accounts receivable, accounts payable and debt, is not material. The company is exposed to foreign exchange rate risk on a limited basis primarily due to its operations in the United Kingdom, for which the British pound is the functional currency. Translation gains or losses affecting the Consolidated Statements of Income have not been significant in the past. If the price of the British pound against the U.S. dollar had been 10% more or less than the actual price, operating income would have increased or decreased approximately 1% in 2013.

Because the company has $194 million in floating interest rate obligations outstanding at Dec. 29, 2013, the company is subject to changes in the amount of interest expense it might incur. A 1/2% increase or decrease in the average interest rate for these obligations would result in an increase or decrease in annual interest expense of approximately $1 million.

Refer to Note 7 to the Consolidated Financial Statements for information regarding the fair value of the company's long-term debt.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Page

FINANCIAL STATEMENTS

OTHER INFORMATION

SUPPLEMENTARY DATA

FINANCIAL STATEMENT SCHEDULE

* All other schedules prescribed under Regulation S-X are omitted because they are not applicable or not required.

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm

Board of Directors and Shareholders of Gannett Co., Inc.:

We have audited the accompanying consolidated balance sheets of Gannett Co., Inc. as of December 29, 2013 and December 30, 2012, and the related consolidated statements of income, comprehensive income, cash flows, and equity for each of the three fiscal years in the period ended December 29, 2013. Our audits also included the financial statement schedule listed in the accompanying index in Item 8. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Gannett Co., Inc. at December 29, 2013 and December 30, 2012, and the consolidated results of its operations and its cash flows for each of the three fiscal years in the period ended December 29, 2013, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Gannett Co., Inc.'s internal control over financial reporting as of December 29, 2013, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) and our report dated February 26, 2014, included in Item 9A, expressed an unqualified opinion thereon.

Ernst + Young LLP

McLean, Virginia
February 26, 2014

GANNETT CO., INC.
CONSOLIDATED BALANCE SHEETS

In thousands of dollars

Assets	**Dec. 29, 2013**	**Dec. 30, 2012**
Current assets		
Cash and cash equivalents	$ 469,203	$ 175,030
Trade receivables, less allowance for doubtful receivables of $15,275 and $22,006, respectively	834,052	678,845
Other receivables	28,592	20,162
Inventories	49,950	56,389
Deferred income taxes	21,245	15,840
Assets held for sale	395,851	17,508
Prepaid expenses and other current assets	124,592	108,946
Total current assets	**1,923,485**	**1,072,720**
Property, plant and equipment		
Land	237,554	148,518
Buildings and improvements	1,239,719	1,265,290
Machinery, equipment and fixtures	2,506,121	2,548,957
Construction in progress	24,485	10,184
Total	**4,007,879**	**3,972,949**
Less accumulated depreciation	(2,338,247)	(2,454,271)
Net property, plant and equipment	**1,669,632**	**1,518,678**
Intangible and other assets		
Goodwill	3,790,472	2,846,869
Indefinite-lived and amortizable intangible assets, less accumulated amortization of $201,178 and $221,231, respectively	1,477,231	499,913
Deferred income taxes	—	158,275
Investments and other assets	379,886	283,431
Total intangible and other assets	**5,647,589**	**3,788,488**
Total assets[a]	**$ 9,240,706**	**$ 6,379,886**

GANNETT CO., INC.
CONSOLIDATED BALANCE SHEETS

In thousands of dollars

Liabilities and equity	**Dec. 29, 2013**	**Dec. 30, 2012**
Current liabilities		
Accounts payable		
Trade	$ 176,055	$ 187,705
Other	39,245	24,128
Accrued liabilities		
Compensation	214,434	171,319
Interest	58,575	22,210
Other	226,153	208,811
Dividends payable	45,645	45,963
Income taxes	17,791	44,985
Deferred income	223,404	229,395
Current portion of long-term debt	5,890	—
Total current liabilities	**1,007,192**	**934,516**
Income taxes	49,748	83,260
Deferred income taxes	587,904	—
Long-term debt	3,707,010	1,432,100
Postretirement medical and life insurance liabilities	129,078	149,937
Pension liabilities	632,195	1,007,325
Other noncurrent liabilities	218,168	222,182
Total noncurrent liabilities	**5,324,103**	**2,894,804**
Total liabilities[(a)]	**6,331,295**	**3,829,320**
Redeemable noncontrolling interest	**14,618**	**10,654**
Commitments and contingent liabilities (see Note 12)		
Equity		
Gannett Co., Inc. shareholders' equity		
Preferred stock, par value $1: Authorized, 2,000,000 shares: Issued, none	—	—
Common stock, par value $1: Authorized, 800,000,000 shares: Issued, 324,418,632 shares	324,419	324,419
Additional paid-in capital	552,368	567,515
Retained earnings	7,720,903	7,514,858
Accumulated other comprehensive loss	(494,055)	(701,141)
	8,103,635	7,705,651
Less Treasury stock, 96,849,744 shares and 94,376,534 shares, respectively, at cost	(5,410,537)	(5,355,037)
Total Gannett Co., Inc. shareholders' equity	**2,693,098**	**2,350,614**
Noncontrolling interests	201,695	189,298
Total equity	**2,894,793**	**2,539,912**
Total liabilities, redeemable noncontrolling interest and equity	**$ 9,240,706**	**$ 6,379,886**

The accompanying notes are an integral part of these consolidated financial statements.

[(a)] Consolidated assets as of Dec. 29, 2013 include total assets of $44.7 million of variable interest entities (VIEs) that can only be used to settle the obligations of the VIEs. Consolidated liabilities as of Dec. 29, 2013 include $2.7 million of total liabilities of the VIEs for which the VIEs' creditors have no recourse to the company. See Note 1 to the Consolidated Financial Statements.

GANNETT CO., INC.
CONSOLIDATED STATEMENTS OF INCOME

In thousands of dollars, except per share amounts

Fiscal year ended		**Dec. 29, 2013**		**Dec. 30, 2012**		**Dec. 25, 2011**
Net operating revenues						
Broadcasting	$	835,113	$	906,104	$	722,410
Publishing advertising		2,198,719		2,355,922		2,511,025
Publishing circulation		1,129,060		1,117,042		1,063,890
All other Publishing		250,025		255,180		256,193
Digital		748,445		718,949		686,471
Total		**5,161,362**		**5,353,197**		**5,239,989**
Operating expenses						
Cost of sales and operating expenses, exclusive of depreciation		2,882,449		2,943,847		2,961,097
Selling, general and administrative expenses, exclusive of depreciation		1,291,858		1,303,427		1,223,485
Depreciation		153,203		160,746		165,739
Amortization of intangible assets		36,369		33,293		31,634
Facility consolidation and asset impairment charges (see Notes 3 and 4)		58,240		122,129		27,243
Total		**4,422,119**		**4,563,442**		**4,409,198**
Operating income		**739,243**		**789,755**		**830,791**
Non-operating (expense) income						
Equity income in unconsolidated investees, net (see Notes 3 and 6)		43,824		22,387		8,197
Interest expense		(176,064)		(150,469)		(173,140)
Other non-operating items		(47,890)		8,734		(12,921)
Total		**(180,130)**		**(119,348)**		**(177,864)**
Income before income taxes		**559,113**		**670,407**		**652,927**
Provision for income taxes		113,200		195,400		152,800
Net income		**445,913**		**475,007**		**500,127**
Net income attributable to noncontrolling interests		(57,233)		(50,727)		(41,379)
Net income attributable to Gannett Co., Inc.	**$**	**388,680**	**$**	**424,280**	**$**	**458,748**
Net income per share—basic	**$**	**1.70**	**$**	**1.83**	**$**	**1.92**
Net income per share—diluted	**$**	**1.66**	**$**	**1.79**	**$**	**1.89**

The accompanying notes are an integral part of these consolidated financial statements.

GANNETT CO., INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

In thousands of dollars

Fiscal year ended	**Dec. 29, 2013**	**Dec. 30, 2012**	**Dec. 25, 2011**
Net income	$ 445,913	$ 475,007	$ 500,127
Redeemable noncontrolling interest (income not available to shareholders)	(1,997)	(254)	(973)
Other comprehensive income (loss), before tax:			
Foreign currency translation adjustments	9,055	18,107	5,342
Pension and other postretirement benefit items:			
Actuarial gain (loss):			
Actuarial gain (loss) arising during the period	286,778	(230,799)	(403,495)
Amortization of actuarial loss	64,381	55,372	43,345
Prior service cost:			
Change in prior service (costs) credit	319	—	(1,297)
Amortization of prior service credit	(1,599)	(11,501)	(11,930)
Settlement charge	3,077	7,946	—
Other	(10,158)	(11,375)	(295)
Pension and other postretirement benefit items	342,798	(190,357)	(373,672)
Other	2,363	1,791	(5,469)
Other comprehensive income (loss) before tax	354,216	(170,459)	(373,799)
Income tax effect related to components of other comprehensive income (loss)	(145,478)	66,948	140,182
Other comprehensive income (loss), net of tax	208,738	(103,511)	(233,617)
Comprehensive income	**652,654**	**371,242**	**265,537**
Comprehensive income attributable to noncontrolling interests, net of tax	56,888	52,264	37,294
Comprehensive income attributable to Gannett Co., Inc.	**$ 595,766**	**$ 318,978**	**$ 228,243**

The accompanying notes are an integral part of these consolidated financial statements.

GANNETT CO., INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands of dollars

Fiscal year ended	Dec. 29, 2013	Dec. 30, 2012	Dec. 25, 2011
Cash flows from operating activities			
Net income	$ 445,913	$ 475,007	$ 500,127
Adjustments to reconcile net income to operating cash flows:			
Depreciation	153,203	160,746	165,739
Amortization of intangible assets	36,369	33,293	31,634
Facility consolidation and asset impairment charges (see Notes 3 and 4)	61,014	122,129	41,772
Stock-based compensation — equity awards	33,437	26,608	28,003
Provision for deferred income taxes	53,900	122,700	97,500
Pension expense, net of pension contributions	(82,878)	(95,377)	(42,330)
Equity income in unconsolidated investees, net (see Notes 3 and 6)	(43,824)	(22,387)	(8,197)
Other, net, including gains on asset sales	(4,673)	(36,056)	(1,639)
Decrease (increase) in trade receivables	(17,884)	35,799	33,464
Decrease in other receivables	9,329	6,200	12,273
Decrease (increase) in inventories	4,489	(7,167)	22,932
Decrease in accounts payable	(29,310)	(3,284)	(12,614)
Increase (decrease) in interest and taxes payable	(53,101)	853	(57,173)
Increase (decrease) in deferred income	(12,233)	(5,294)	4,595
Change in other assets and liabilities, net	(42,263)	(57,030)	(1,950)
Net cash flow from operating activities	**511,488**	**756,740**	**814,136**
Cash flows from investing activities			
Purchase of property, plant and equipment	(110,407)	(91,874)	(72,451)
Payments for acquisitions, net of cash acquired	(1,451,006)	(67,244)	(23,020)
Payments for investments	(3,380)	(2,501)	(19,406)
Proceeds from investments	63,408	35,629	52,982
Proceeds from sale of certain assets	113,895	39,009	36,976
Net cash used for investing activities	**(1,387,490)**	**(86,981)**	**(24,919)**
Cash flows from financing activities			
Proceeds from (payments of) borrowings under revolving credit facilities	(205,000)	(30,000)	14,000
Proceeds from issuance of long-term debt	1,827,799	—	—
Proceeds from (payments of) unsecured floating rate term loans	194,070	—	(180,000)
Payments of unsecured fixed rate notes	(287,719)	(306,571)	(433,432)
Payments of debt issuance and financing costs	(41,960)	—	—
Dividends paid	(183,233)	(158,822)	(47,946)
Cost of common shares repurchased	(116,639)	(153,948)	(53,037)
Proceeds from issuance of common stock upon exercise of stock options	31,435	33,748	3,609
Repurchase of and distributions to noncontrolling membership interests	(42,608)	(47,100)	(108,691)
Deferred payments for acquisitions	(6,132)	(1,027)	—
Net cash provided by (used for) financing activities	**1,170,013**	**(663,720)**	**(805,497)**
Effect of currency exchange rate change	**162**	**2,065**	**192**
Increase (decrease) in cash and cash equivalents	294,173	8,104	(16,088)
Balance of cash and cash equivalents at beginning of year	175,030	166,926	183,014
Balance of cash and cash equivalents at end of year	**$ 469,203**	**$ 175,030**	**$ 166,926**

The accompanying notes are an integral part of these consolidated financial statements.

GANNETT CO., INC.
CONSOLIDATED STATEMENTS OF EQUITY

In thousands of dollars

	Gannett Co., Inc. Shareholders' Equity						
Fiscal years ended Dec. 25, 2011, Dec. 30, 2012, and Dec. 29, 2013	**Common stock $1 par value**	**Additional paid-in capital**	**Retained earnings**	**Accumulated other comprehensive income (loss)**	**Treasury stock**	**Noncontrolling Interests**	**Total**
Balance: Dec. 26, 2010	**$ 324,419**	**$ 630,316**	**$ 6,874,641**	**$ (365,334)**	**$ (5,300,288)**	**$ 170,319**	**$ 2,334,073**
Net income, 2011			458,748			41,379	500,127
Redeemable noncontrolling interest						(973)	(973)
Other comprehensive loss, net of tax				(230,505)		(3,112)	(233,617)
Balance: Total comprehensive income							265,537
Dividends declared, 2011: $0.24 per share			(57,189)				(57,189)
Distributions to noncontrolling membership shareholders						(23,542)	(23,542)
Treasury stock acquired					(53,037)		(53,037)
Stock options exercised		(7,294)			9,646		2,352
Stock-based compensation		28,003					28,003
401(k) match		(24,714)			41,341		16,627
Tax benefit derived from stock awards settled		1,257					1,257
Other activity		(9,841)			7,722	63	(2,056)
Balance: Dec. 25, 2011	**$ 324,419**	**$ 617,727**	**$ 7,276,200**	**$ (595,839)**	**$ (5,294,616)**	**$ 184,134**	**$ 2,512,025**
Net income, 2012			424,280			50,727	475,007
Redeemable noncontrolling interest						(254)	(254)
Other comprehensive income (loss), net of tax				(105,302)		1,791	(103,511)
Total comprehensive income							371,242
Dividends declared, 2012: $0.80 per share			(185,622)				(185,622)
Distributions to noncontrolling membership shareholders						(47,100)	(47,100)
Treasury stock acquired					(153,948)		(153,948)
Stock options exercised		(42,282)			66,787		24,505
Restricted stock awards settled		(32,860)			25,890		(6,970)
Stock-based compensation		26,608					26,608
Tax benefit derived from stock awards settled		9,243					9,243
Other activity		(10,921)			850		(10,071)
Balance: Dec. 30, 2012	**$ 324,419**	**$ 567,515**	**$ 7,514,858**	**$ (701,141)**	**$ (5,355,037)**	**$ 189,298**	**$ 2,539,912**
Net income, 2013			388,680			57,233	445,913
Redeemable noncontrolling interest						(1,997)	(1,997)
Other comprehensive income, net of tax				207,086		1,652	208,738
Total comprehensive income							652,654
Dividends declared, 2013: $0.80 per share			(182,635)				(182,635)
Distributions to noncontrolling membership shareholders						(42,390)	(42,390)
Treasury stock acquired					(116,639)		(116,639)
Stock options exercised		(18,518)			40,189		21,671
Restricted stock awards settled		(31,707)			21,227		(10,480)
Stock-based compensation		33,437					33,437
Tax benefit derived from stock awards settled		9,764					9,764
Other activity		(8,123)			(277)	(2,101)	(10,501)
Balance: Dec. 29, 2013	**$ 324,419**	**$ 552,368**	**$ 7,720,903**	**$ (494,055)**	**$ (5,410,537)**	**$ 201,695**	**$ 2,894,793**

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1

Summary of significant accounting policies

Fiscal year: The company's fiscal year ends on the last Sunday of the calendar year. The company's 2013 fiscal year ended on Dec. 29, 2013, and encompassed a 52-week period. The company's 2012 and 2011 fiscal years encompassed 53-week and 52-week periods, respectively.

Consolidation: The consolidated financial statements include the accounts of the company and its wholly and majority-owned subsidiaries after elimination of all intercompany transactions and profits. Investments in entities for which the company does not have control, but has the ability to exercise significant influence over operating and financial policies, are accounted for under the equity method. Accordingly, the company's share of net earnings and losses from these ventures is included in "Equity income in unconsolidated investees, net" in the Consolidated Statements of Income.

Variable Interest Entities (VIE): A variable interest entity is an entity that lacks equity investors or whose equity investors do not have a controlling interest in the entity through their equity investments. The company consolidates VIEs when it is the primary beneficiary. In determining whether the company is the primary beneficiary of a VIE for financial reporting purposes, the company considers whether it has the power to direct the activities of the VIE that most significantly impact the economic performance of the VIE and whether the company has the obligation to absorb losses or the right to receive returns that would be significant to the VIE.

On Dec. 23, 2013, Gannett completed the previously announced merger transaction contemplated in the Agreement and Plan of Merger, dated June 12, 2013 (the Merger Agreement), among Belo Corp. (Belo), Gannett, and Delta Acquisition Corp., a wholly-owned subsidiary of Gannett (Merger Sub). Pursuant to the Merger Agreement, Merger Sub merged with and into Belo (the Merger), with Belo surviving the Merger as a wholly-owned subsidiary of Gannett.

The total cash consideration for the Merger was approximately $1.47 billion, in addition to the assumption of $715 million in principal amount of outstanding Belo debt.

As part of the transactions contemplated by the Merger Agreement, Gannett and Belo restructured certain of Belo's media holdings. Simultaneously with the closing of the transactions contemplated by the Merger Agreement, Gannett closed on Asset Purchase Agreements (collectively, the Restructuring Agreements) with Sander Holdings, LLC and certain of its subsidiaries and Tucker Operating Co. LLC (the Restructuring Assignees).

Pursuant to the Restructuring Agreements, the Belo subsidiaries that owned and operated Belo's seven stations located in the Louisville, KY; Phoenix, AZ; Portland, OR; St. Louis, MO; and Tucson, AZ television markets entered into their respective Restructuring Agreement and thereupon assigned, transferred, and conveyed to the Restructuring Assignees designated assets, including the applicable Federal Communications Commission (FCC) licenses, and certain operating equipment and programming and distribution agreements relating to the respective stations. As previously announced, the closing of the Restructuring Agreements for station KMOV-TV in St. Louis, MO, was subject to the terms of a proposed consent decree with the U.S. Department of Justice, which requires a divestiture of that station. Gannett also entered into, effective after closing of the Merger and the conveyance under the Restructuring Agreements, shared services or other support agreements with the Restructuring Assignees. In addition, the Restructuring Assignees granted Gannett (or its assignee) the right to acquire such stations in the future, subject to applicable law. In order to facilitate the efficient pricing of acquisition financing needs of the Restructuring Assignees, Gannett guaranteed debt incurred by the Restructuring Assignees in connection with the closings under the Restructuring Agreements.

Consolidated VIEs: The company has concluded that the owner entities of the seven stations constitute VIEs and the various agreements that the company has entered into related to these entities represented variable interests in the VIEs. Accordingly, the company has evaluated the arrangements with respect to the power to direct the activities of the VIE and whether it has significant benefits, as required under ASC Topic 810, "Consolidation" (ASC Topic 810). Four stations in the Louisville, KY; Portland, OR; and Tucson, AZ, television markets are consolidated by the company based on these evaluations.

As of the dates indicated, the carrying amounts and classification of the assets and liabilities of the consolidated VIEs mentioned above which have been included in the company's consolidated balance sheets as of Dec. 29, 2013 were as follows:

In thousands of dollars

	Dec. 29, 2013
Current assets	$ 4,677
Plant, property and equipment, net	8,061
Intangible and other assets	32,008
Total assets	44,746
Current liabilities	7,827
Noncurrent liabilities	34,173
Total liabilities	$ 42,000

Non-consolidated VIEs: With respect to two stations located in Phoenix, AZ, and one in St. Louis, MO, the company has entered into forward sale agreements to cause the sale of the assets of these stations to a third party. The station in St. Louis is expected to be sold by the end of March 2014. The sale of the two stations in Phoenix is expected to take place later in 2014. These three stations are not consolidated due to the company's involvement being limited to certain administrative, maintenance and monitoring services.

Segment presentation: The Digital Segment includes results from CareerBuilder, PointRoll and Shoplocal. The Digital Segment and the digital revenues lines do not include online/digital revenues generated by digital platforms that are associated with the company's publishing and broadcasting operating properties. Such amounts are reflected within those segments and are included as part of publishing revenues and broadcasting revenues in the Consolidated Statements of Income.

Noncontrolling interests presentation: Noncontrolling interests are presented as a component of equity on the Consolidated Balance Sheet. This balance primarily relates to the noncontrolling owners of CareerBuilder, LLC (CareerBuilder) for which Gannett's ownership percentage is at 52.9%. Net income in the Consolidated Statements of Income reflects 100% of CareerBuilder results as the company holds the controlling interest. Net income is subsequently adjusted to remove the noncontrolling interest to arrive at Net income attributable to Gannett Co., Inc. On Aug. 31, 2012, CareerBuilder acquired 74% of Economic Modeling Specialists Intl. (EMSI), a software firm that specializes in employment data and labor market analytics. Shareholders for the remaining 26% of ownership hold put rights that permit them to put their equity interest to CareerBuilder. Since redemption of the noncontrolling interest is outside of the company's control, their equity interest is presented on the consolidated balance sheet in the caption "Redeemable noncontrolling interest".

Operating agencies: The company's publishing subsidiary in Detroit participates in a joint operating agency. The joint operating agency performs the production, sales and distribution functions for the subsidiary and another publishing company under a joint operating agreement. Operating results for the Detroit joint operating agency are fully consolidated along with a charge for the noncontrolling partner's share of profits.

Cash and cash equivalents: Cash and cash equivalents consist of cash and investments with maturities of three months or less.

Trade receivables and allowances for doubtful accounts: Trade receivables are recorded at invoiced amounts and generally do not bear interest. The allowance for doubtful accounts reflects the company's estimate of credit exposure, determined principally on the basis of its collection experience, aging of its receivables and significant individual account credit risk.

Inventories: Inventories, consisting principally of newsprint, printing ink and plate material for the company's publishing operations, are valued primarily at the lower of cost (first-in, first-out) or market.

Assets held for sale: In accordance with the guidance on the disposal of long-lived assets under ASC Topic 360, "Property, Plant and Equipment" (ASC Topic 360), the company reported assets held for sale primarily in its Broadcasting Segment at Dec. 29, 2013 of $395.9 million.

Valuation of long-lived assets: In accordance with the requirements included within ASC Topic 350, "Intangibles—Goodwill and Other" (ASC Topic 350) and ASC Topic 360, the company evaluates the carrying value of long-lived assets (mostly property, plant and equipment and definite-lived intangible assets) to be held and used whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The carrying value of a long-lived asset group is considered impaired when the projected undiscounted future cash flows are less than its carrying value. The company measures impairment based on the amount by which the carrying value exceeds the fair value. Fair value is determined primarily using the projected future cash flows, discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed of are determined in a similar manner, except that fair values are reduced for the cost to dispose.

Property and depreciation: Property, plant and equipment is recorded at cost, and depreciation is provided generally on a straight-line basis over the estimated useful lives of the assets. The principal estimated useful lives are: buildings and improvements, 10 to 40 years; and machinery, equipment and fixtures, 3 to 30 years. Changes in the estimated useful life of an asset, which could happen as a result of facility consolidations, can affect depreciation expense and net income. Major renewals and improvements and interest incurred during the construction period of major additions are capitalized. Expenditures for maintenance, repairs and minor renewals are charged to expense as incurred.

Goodwill and other intangible assets: Goodwill represents the excess of acquisition cost over the fair value of assets acquired, including identifiable intangible assets, net of liabilities assumed. In accordance with the impairment testing provisions included in ASC Topic 350, goodwill is tested for impairment on an annual basis or between annual tests if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

Under recent guidance, prior to performing the annual two-step goodwill impairment test, the company is first permitted to perform a qualitative assessment to determine if the two-step quantitative test must be completed. The qualitative assessment considers events and circumstances such as macroeconomic conditions, industry and market conditions, cost factors and overall financial performance, as well as company and specific reporting unit specifications. If after performing this assessment, the company concludes it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then it is required to perform a two-step quantitative test. Otherwise, the two-step test is not required. In the first step of the quantitative test, the company is required to determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit. Fair value of the reporting unit is determined using various techniques, including multiple of earnings and discounted cash flow valuation techniques. If the carrying amount of the reporting unit exceeds the fair value of the reporting unit, the company performs the second step of the impairment test, as this is an indication that the reporting unit goodwill may be impaired. In the second step of the impairment test, the company determines the implied fair value of the reporting unit's goodwill. If the carrying value of a reporting unit's goodwill exceeds its implied fair value, then an impairment of goodwill has occurred and the company must recognize an impairment loss for the difference between the carrying amount and the implied fair value of goodwill.

In determining the reporting units, the company considers the way it manages its businesses and the nature of those businesses. The company has established its reporting units for publishing at or one level below the segment level. These reporting units therefore consist principally of U.S. Community Publishing, the USA TODAY group, the U.K. group, and certain individual stand-alone publishing businesses. For Digital, the reporting units are the stand-alone digital businesses. For Broadcasting, goodwill is accounted for at the segment level.

The company performs an impairment test annually, or more often if circumstances dictate, of its indefinite-lived intangible assets. Intangible assets that have finite useful lives are amortized over those useful lives and are evaluated for impairment in accordance with ASC Topic 350 as described above.

Investments and other assets: Investments where the company does have significant influence are recorded under the equity method of accounting. The company recognized impairment charges each year from 2011-2013 related to such investments. See Note 3 for additional information.

Investments in non-public businesses in which the company does not have control or does not exert significant influence are carried at cost and losses resulting from periodic evaluations of the carrying value of these investments are included as a non-operating expense. At Dec. 29, 2013 and Dec. 30, 2012, such investments totaled approximately $2.7 million and $1.9 million, respectively. See Note 3 for additional information.

The company's television stations are parties to program broadcasting contracts. These contracts are recorded at the gross amount of the related liability when the programs are available for telecasting. The related assets are recorded at the lower of cost or estimated net realizable value. Program assets are classified as current (as a prepaid expense) or noncurrent (as an other asset) in the Consolidated Balance Sheets, based upon the expected use of the programs in succeeding years. The amount charged to expense appropriately matches the cost of the programs with the revenues associated with them. The liability for these contracts is classified as current or noncurrent in accordance with the payment terms of the contracts. The payment period generally coincides with the period of telecast for the programs, but may be shorter.

Revenue recognition: The company's revenues include amounts charged to customers for space purchased in the company's newspapers, digital ads placed on its digital platforms, advertising and marketing service fees, commercial printing and advertising broadcast on the company's television stations. Publishing revenues also include circulation revenues for newspapers, both print and digital, purchased by readers or distributors, reduced by the amount of any discounts taken. Broadcasting revenues include revenues from the retransmission of the company's television signals on satellite and cable networks. Retransmission fees are recognized over the contract period based on a negotiated fee per subscriber. Advertising revenues are recognized, net of agency commissions, in the period when advertising is printed or placed on digital platforms or broadcast. Revenues for marketing services are generally recognized as ads or services are delivered. Commercial printing revenues are recognized when the product is delivered to the customer. Circulation revenues are recognized when purchased newspapers are distributed or made available on the company's digital platforms. Revenue from sales agreements that contain multiple deliverable elements is allocated to each element based on the relative best estimate of selling price. Elements are treated as separate units of accounting if there is standalone value upon delivery. Amounts received from customers in advance of revenue recognition are deferred as liabilities.

Retirement plans: Pension and other postretirement benefit costs under the company's retirement plans are actuarially determined. The company recognizes the cost of postretirement benefits including pension, medical and life insurance benefits on an accrual basis over the working lives of employees expected to receive such benefits.

Stock-based employee compensation: The company's stock option awards generally have graded vesting terms and the company recognizes compensation expense for these options on a straight-line basis over the requisite service period for the entire award (generally four years).

The company also grants restricted stock or restricted stock units as well as performance shares to employees as a form of compensation. The expense for such awards is based on the grant date fair value of the award and is recognized on a straight-line basis over the requisite service period, which is generally the four-year incentive period for restricted stock and the three-year incentive period for performance shares. Expense for performance share awards for participants meeting certain retirement eligible criteria as defined in the plan are recognized using the accelerated attribution method. See Note 11 for further discussion.

Income taxes: The company accounts for certain income and expense items differently for financial reporting purposes than for income tax reporting purposes. Deferred income taxes are provided in recognition of these temporary differences. See Note 10 for further discussion.

Per share amounts: The company reports earnings per share on two bases, basic and diluted. All basic income per share amounts are based on the weighted average number of common shares outstanding during the year. The calculation of diluted earnings per share also considers the assumed dilution from the exercise of stock options and from performance share and restricted stock units.

Foreign currency translation: The income statements of foreign operations have been translated to U.S. dollars using the average currency exchange rates in effect during the relevant period. The balance sheets have been translated using the currency exchange rate as of the end of the accounting period. The impact of currency exchange rate changes on the translation of the balance sheets are included in other comprehensive income (loss) in the Consolidated Statement of Comprehensive Income and are classified as accumulated other comprehensive income (loss) in the Consolidated Balance Sheet and Statement of Equity.

Loss contingencies: The company is subject to various legal proceedings, claims and regulatory matters, the outcomes of which are subject to significant uncertainty. The company determines whether to disclose or accrue for loss contingencies based on an assessment of whether the risk of loss is remote, reasonably possible or probable, and whether it can be reasonably estimated. The company accrues for loss contingencies when such amounts are probable and reasonably estimable. If a contingent liability is only reasonably possible, the company will disclose the potential range of the loss, if material and estimable.

New accounting pronouncements: In February 2013, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2013-02, Comprehensive Income - Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (AOCI). ASU 2013-02 requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. The new guidance requires an entity to present either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts, a cross-reference to other disclosures is required to provide additional detail about those amounts. The company adopted the provision of ASU 2013-02 in the first quarter of 2013 and the new disclosures are included in Note 11 – Shareholder's Equity.

NOTE 2

Acquisitions, investments and dispositions

2013: On Dec. 23, 2013, Gannett completed the acquisition of Belo. The total cash consideration was $1.47 billion in addition to the assumption of $715 million in principal amount of outstanding Belo debt.

The source of the aggregate purchase price paid by Gannett in the Merger consisted of the net proceeds from the sale of Gannett's $600 million aggregate principal amount of 5.125% Senior Notes due 2019 and $650 million aggregate principal amount of 6.375% Senior Notes due 2023, and approximately $214 million of cash on hand.

The purchase price was allocated to the tangible assets and identified intangible assets acquired based on their estimated fair values. The excess purchase price over those fair values was recorded as goodwill. At the acquisition date, the purchase price assigned to the acquired assets and assumed liabilities is summarized as follows:

In thousands of dollars	
Cash and cash equivalents	$ 38,107
Receivables and other current assets	161,498
Assets held for sale	429,186
Plant, property and equipment, net	254,489
Indefinite-lived FCC licenses	835,900
Definite-lived intangible assets:	
Retransmission agreements	99,161
Network affiliation agreements	37,030
Other	48,782
Investments and other noncurrent assets	53,478
Goodwill	943,841
Total assets acquired	2,901,472
Current liabilities	86,128
Deferred income taxes	525,550
Other noncurrent liabilities	76,500
Long-term debt	741,708
Total liabilities assumed	1,429,886
Net assets acquired	$ 1,471,586

The retransmission agreements and network affiliate agreements intangible assets will be amortized over a weighted average life of eight years and nine years, respectively. Acquired property and equipment will be depreciated on a straight-line basis over the respective estimated remaining useful lives. Goodwill is calculated as the excess of the consideration transferred over the fair value of the identifiable net assets acquired and represents the future economic benefits expected to arise from other intangible assets acquired that do not qualify for separate recognition, including assembled workforce and non-contractual relationships, as well as expected future synergies. The company expects that the purchase price allocated to goodwill and other indefinite-lived intangibles will not be deductible for tax purposes as no new tax basis in these intangibles was created due to the acquisition being a stock acquisition. The initial purchase price allocation is preliminarily based upon all information available to the company at the present time and is subject to change, and such changes could be material. The company continues to review the underlying assumptions and valuation techniques utilized to calculate the fair value of primarily the Indefinite-lived and Definite-lived intangibles, Plant, property and equipment, Investments and Deferred income taxes.

Under the acquisition method of accounting, the results of the acquired operations for the 17 consolidated television stations are included in the financial statements of the company beginning Dec. 23, 2013. Net broadcasting revenues and operating income of these stations included in the company's consolidated statements of operations were immaterial for the year ended Dec. 29, 2013.

Pro forma information. The following table sets forth unaudited pro forma results of operations, assuming that the Belo acquisition, along with transactions necessary to finance the acquisitions, occurred at the beginning of 2012:

	Unaudited	
In thousands of dollars	2013	2012
Total revenues	$5,738,051	$5,948,945
Net income attributable to Gannett Co., Inc.	$ 415,774	$ 427,917

This pro forma financial information is based on historical results of operations, adjusted for the allocation of the purchase price and other acquisition accounting adjustments, and is not necessarily indicative of what the company's results would have been had the company operated the businesses since the beginning of the annual period presented. The pro forma adjustments reflect depreciation expense and amortization of intangibles related to the fair value adjustments of the assets acquired, additional interest expense related to the financing of the transactions, alignment of accounting policies and the related tax effects of the adjustments. The pro forma information excludes the revenues and net income of the three non-consolidated VIEs.

The company incurred and expensed a total of $33.0 million of acquisition costs for the year ended Dec. 29, 2013. Such costs were reflected in Other non-operating items in the consolidated statements of income. These costs were removed in the pro forma amounts above as they are specifically related to the acquisition.

In March 2013, CareerBuilder acquired Vietnam Online Network (KiemViec.com & HR Vietnam), Vietnam's second largest career site by revenue, and first by number of registered users, specializing in recruitment services and human resource solutions for employers.

In April 2013, CareerBuilder acquired Oil and Gas Job Search (OilandGasJobSearch.com). Headquartered in England, Oil and Gas Job Search is the oil and gas industry's leading online job site outside North America with job postings worldwide.

Total cash paid in 2013 for business acquisitions and investments, net of cash acquired was $1.45 billion and $3.4 million respectively.

2012: In January 2012, the company acquired the assets of Fantasy Sports Ventures/Big Lead Sports, a leading sports digital site. This business is an important addition to the USA TODAY Sports Media Group, positioning it as one of the top five sports sites on the web.

In April 2012, CareerBuilder acquired two new businesses: Ceviu and Top Language Jobs. Ceviu is the leading information technology job board in Brazil. Top Language Jobs is Europe's number one language specialist recruitment job portal. It operates the largest global network of job boards dedicated to multilingual job seekers looking for work internationally.

In August 2012, Gannett completed the acquisition of BLiNQ Media, LLC, a leading global innovator of social engagement advertising solutions for agencies and brands. BLiNQ helps companies advertise and engage with consumers on Facebook and other social networks.

In September 2012, Gannett acquired Mobestream Media, developer of the Key Ring consumer rewards mobile platform (Key Ring) available on all major smartphones. Consumers download the free Key Ring application to scan and store existing loyalty cards, join new rewards programs and get mobile coupons and other promotional offers delivered to their smartphones.

Also in September 2012, CareerBuilder acquired a controlling interest in EMSI. EMSI is an economic software firm that specializes in employment data and labor market analysis. EMSI collects and interprets large amounts of labor data, which is used in work force development and talent strategy.

In October 2012, Gannett acquired Rovion. Rovion's primary product, Ad Composer, includes a self-service technology platform that enables the full development and deployment of rich media and mobile HTML5 ads by clients who do not have coding expertise.

Total cash paid in 2012 for business acquisitions and investments, net of cash acquired was $67.2 million and $2.5 million respectively.

2011: In January 2011, the company acquired Reviewed.com, a group of product-review web sites that provide comprehensive reviews for technology products such as digital cameras, camcorders and high-definition televisions. Its operations have been expanded to cover other household items and consumer services.

In May 2011, CareerBuilder acquired JobsCentral, a leading jobs board in Singapore that also has a fast-growing presence in Malaysia.

In June 2011, the company acquired Nutrition Dimension, which provides continuing education, certification and review programs and other educational content for nutrition, fitness and training professionals.

In August 2011, the company acquired US PRESSWIRE, a global leader in the creation and distribution of premium digital sports images to media companies worldwide. US PRESSWIRE operates within the USA TODAY Sports Media Group and provides daily sports photo coverage for all of the company's publishing and broadcasting properties.

In September 2011, CareerBuilder acquired JobScout24, which solidified CareerBuilder's position as one of the top three online recruitment sites in Germany.

In November 2011, the company acquired the mixed martial arts web site, MMAjunkie.com, one of the leading online news destinations for the sport and a content provider for several print, online and television outlets.

Also in November 2011, the company purchased a minority stake in Wanderful Media, LLC (Wanderful). Wanderful provides a common online shopping platform which allows advertisers to reach consumers in order to assist them in making informed purchasing decisions.

Total cash paid in 2011 for business acquisitions and investments, net of cash acquired was $23.0 million and $19.4 million, respectively.

NOTE 3

Facility consolidation and asset impairment charges

For the years 2011-2013, the company recognized charges related to facility consolidation efforts. The company also recorded non-cash impairment charges to reduce the book value of goodwill, other intangible assets and long-lived assets. Impairment charges for certain minority-owned investments accounted for under the equity or cost methods were also recorded. In addition, the company recorded charges to write off certain publishing assets that were donated during 2013.

A summary of these charges by year is presented below:

In thousands, except per share amounts

2013	Pre-Tax Amount [a]	After-Tax Amount[a]	Per Share Amount[a]
Facility consolidation and asset impairment charges:			
Goodwill:			
Publishing	$ 8,430	$ 4,930	$ 0.02
Digital	11,614	6,914	0.03
Total goodwill	20,044	11,844	0.05
Other intangible assets - Publishing	12,952	7,852	0.03
Property, plant and equipment - Publishing	14,756	8,856	0.04
Other:			
Broadcasting	1,033	533	—
Publishing	9,454	5,754	0.02
Total other	10,487	6,287	0.03
Total facility consolidation and asset impairment charges against operations	58,240	34,840	0.15
Non-operating charges:			
Equity method investments	731	431	—
Other - Publishing	2,774	1,774	0.01
Total charges	$ 61,745	$ 37,045	$ 0.16

(a) Total amounts may not sum due to rounding.

In thousands, except per share amounts

2012	Pre-Tax Amount	After-Tax Amount	Per Share Amount[a]
Facility consolidation and asset impairment charges:			
Goodwill - Digital	$ 90,053	$ 86,553	$ 0.37
Property, plant and equipment - Publishing	29,520	17,920	0.08
Other - Publishing	2,556	1,656	0.01
Total facility consolidation and asset impairment charges against operations	122,129	106,129	0.45
Non-operating charges:			
Equity method investments	7,036	4,336	0.02
Total charges	$ 129,165	$110,465	$ 0.47

(a) Total amounts may not sum due to rounding.

In thousands, except per share amounts

2011	Pre-Tax Amount	After-Tax Amount	Per Share Amount
Facility consolidation and asset impairment charges:			
Property, plant and equipment:			
Publishing	$ 17,085	$ 10,282	$ 0.04
Total property, plant and equipment	17,085	10,282	0.04
Other:			
Publishing	10,158	7,261	0.03
Total other	10,158	7,261	0.03
Total facility consolidation and asset impairment charges against operations	27,243	17,543	0.07
Non-operating charges:			
Equity method investments	15,739	9,539	0.04
Other investments	14,529	8,729	0.04
Total charges	$ 57,511	$ 35,811	$ 0.15

In connection with the required annual impairment test of goodwill and indefinite-lived intangibles, potential impairments were indicated in 2012 and 2013 for certain reporting units in the company's Publishing and Digital Segments. The fair value of the reporting units was determined based on a multiple of earnings technique and/or a discounted cash flow technique. The company then undertook the next step in the impairment testing process by determining the fair value of assets and liabilities within these reporting units. The implied value was less than the carrying value and therefore the impairment charges were taken.

The impairment charges in 2013 for other intangible assets, principally trade names and a masthead, were required because revenue results from the underlying business had softened from what was expected. Fair value was determined using a relief-from-royalty method. Carrying values were reduced to fair value for these assets.

Facility consolidation plans led the company to recognize charges associated with revising the useful lives of certain assets over a shortened periods as well as shutdown costs. Charges were recognized in the years 2011-2013. Certain assets classified as held-for-sale in accordance with ASC Topic 360 resulted in charges being recognized in 2012 and 2013 as the carrying values were reduced to equal the fair value less cost to dispose. These fair values were based on estimates of prices for similar assets.

During 2011-2013, carrying values of certain investments in which the company owns noncontrolling interests were written down to fair value because the businesses underlying the investments had experienced significant and sustained operating losses, leading the company to conclude that they were other than temporarily impaired.

In addition, the company recorded non-operating charges to write off certain publishing assets that were donated during 2013.

NOTE 4

Goodwill and other intangible assets

ASC Topic 350 requires that goodwill and indefinite-lived intangible assets be tested for impairment at least annually. Recognized intangible assets that have finite useful lives are amortized over their useful lives and are subject to tests for impairment in accordance with the requirements included within ASC Topic 350.

The company performed impairment tests on its goodwill and intangible assets during 2013 and as a result recognized non-cash impairment charges totaling $33.0 million. The charges include goodwill and other intangibles for the Publishing Segment of $8.4 million and $13.0 million, respectively, and $11.6 million of goodwill for the Digital Segment. The impairment charges coincide with changes in strategy and the development of updated financial projections reflective of these events.

The company performed impairment tests on its goodwill and intangible assets during 2012 and as a result recognized non-cash impairment charges totaling $90.1 million on its goodwill in the Digital Segment. The impairment charges coincide with the reduction in advertising from a large customer during the fourth quarter of 2012 as well as a change in strategy and the development of updated financial projections reflective of these events. Goodwill impairment tests completed in 2011 indicated no impairment.

The following table displays goodwill, indefinite-lived intangible assets, and amortizable intangible assets at Dec. 29, 2013, and Dec. 30, 2012.

In thousands of dollars

	Gross	Accumulated Amortization	Net
Dec. 29, 2013			
Goodwill	$ 3,790,472	$ —	$ 3,790,472
Indefinite-lived intangibles:			
Television station FCC licenses	1,091,204	—	1,091,204
Mastheads and trade names	82,570	—	82,570
Amortizable intangible assets:			
Customer relationships	290,845	177,515	113,330
Other	213,790	23,663	190,127
Total	$ 5,468,881	$ 201,178	$ 5,267,703
Dec. 30, 2012			
Goodwill	$ 2,846,869	$ —	$ 2,846,869
Indefinite-lived intangibles:			
Television station FCC licenses	255,304	—	255,304
Mastheads and trade names	95,308	—	95,308
Amortizable intangible assets:			
Customer relationships	313,567	197,300	116,267
Other	56,965	23,931	33,034
Total	$ 3,568,013	$ 221,231	$ 3,346,782

Amortization expense was $36.4 million in 2013 and $33.3 million in 2012. The increase primarily reflects the impact of additional acquisitions made in 2013. Customer relationships, which include subscriber lists and advertiser relationships, are amortized on a straight-line basis over periods ranging from less than 1 to 25 years. Other intangibles primarily include retransmission agreements, network affiliations, internally developed technology, patents and amortizable trade names and were assigned lives of between three and 21 years and are amortized on a straight-line basis.

The following table shows the projected annual amortization expense related to amortizable intangibles assuming no acquisitions or dispositions:

In thousands of dollars		
2014	$	57,473
2015	$	48,147
2016	$	40,389
2017	$	35,546
2018	$	33,593

The following table shows the changes in the carrying amount of goodwill during 2013 and 2012.

In thousands of dollars

	Broadcasting	Publishing	Digital	Total
Goodwill				
Gross balance at Dec. 25, 2011	$ 1,618,522	$ 7,643,255	$ 680,489	$ 9,942,266
Accumulated impairment losses	—	(7,050,778)	(26,603)	(7,077,381)
Net balance at Dec. 25, 2011	$ 1,618,522	$ 592,477	$ 653,886	$ 2,864,885
Acquisitions & adjustments	—	22,747	39,241	61,988
Impairment	—	—	(90,053)	(90,053)
Foreign currency exchange rate changes	80	6,918	3,051	10,049
Balance at Dec. 30, 2012	$ 1,618,602	$ 622,142	$ 606,125	$ 2,846,869
Gross balance at Dec. 30, 2012	1,618,602	7,754,959	722,781	10,096,342
Accumulated impairment losses	—	(7,132,817)	(116,656)	(7,249,473)
Net balance at Dec. 30, 2012	$ 1,618,602	$ 622,142	$ 606,125	$ 2,846,869
Acquisitions & adjustments	943,841	2,266	28,115	974,222
Impairment	—	(8,430)	(11,614)	(20,044)
Dispositions	(19,000)	—	—	(19,000)
Foreign currency exchange rate changes	(110)	3,903	4,632	8,425
Balance at Dec. 29, 2013	$ 2,543,333	$ 619,881	$ 627,258	$ 3,790,472
Gross balance at Dec. 29, 2013	2,543,333	7,807,416	755,528	11,106,277
Accumulated impairment losses	—	(7,187,535)	(128,270)	(7,315,805)
Net balance at Dec. 29, 2013	$ 2,543,333	$ 619,881	$ 627,258	$ 3,790,472

NOTE 5

Supplemental cash flows information

Cash paid in 2013, 2012 and 2011 for income taxes and for interest (net of amounts capitalized) was as follows:

In thousands of dollars

	2013	2012	2011
Income taxes, net of refunds	$ 124,378	$ 64,838	$ 128,874
Interest	$ 126,180	$ 138,906	$ 161,960

NOTE 6

Investments

The company's investments include several that are accounted for under the equity method. Principal among these are the following:

	% Owned Dec. 29, 2013
Wanderful Media, LLC	12.73%
Ponderay Newsprint Company	13.50%
Captivate Holdings, LLC	18.00%
California Newspapers Partnership	19.49%
4Info	24.53%
Livestream	26.03%
Classified Ventures (1)	26.90%
Pearl, LLC	32.10%
HotelMe, LLC	32.14%
Homefinder.com	33.33%
Topix	33.71%
Garnet Media	34.00%
Texas-New Mexico Newspapers Partnership	40.64%
Tucson Newspaper Partnership	50.00%

(1) The acquisition of Belo increased the ownership percentage in Classified Ventures from 23.6% to 26.9%.

The aggregate carrying value of equity investments at Dec. 29, 2013, was $164.9 million. Certain differences exist between the company's investment carrying value and the underlying equity of the investee companies principally due to fair value measurement at the date of investment acquisition and due to impairment charges recorded by the company for certain of the investments.

The company's net equity income in unconsolidated investees included impairment charges related primarily to certain digital business investments for 2013, 2012 and 2011 of $0.7 million, $7.0 million and $15.7 million, respectively.

The company also recorded revenue related to Classified Ventures and Homefinder.com products for online advertisements placed on its publishing affiliated digital platforms. Such amounts totaled approximately $98.3 million for 2013, $90.2 million for 2012 and $82.7 million for 2011. These revenues are recorded within Publishing Segment advertising revenue.

NOTE 7

Long-term debt

The long-term debt of the company is summarized below:

In thousands of dollars

	Dec. 29, 2013	Dec. 30, 2012
Unsecured floating rate term loan due quarterly through August 2018	$ 154,800	$ —
VIE unsecured floating rate term loans due quarterly through December 2018	39,270	—
Unsecured notes bearing fixed rate interest at 8.75% due November 2014	250,000	250,000
Unsecured notes bearing fixed rate interest at 10% due June 2015	66,568	66,568
Unsecured notes bearing fixed rate interest at 6.375% due September 2015	250,000	250,000
Unsecured notes bearing fixed rate interest at 10% due April 2016	193,429	193,429
Unsecured notes bearing fixed rate interest at 9.375% due November 2017 (a)	250,000	250,000
Borrowings under revolving credit agreement expiring August 2018	—	205,000
Unsecured notes bearing fixed rate interest at 7.125% due September 2018	250,000	250,000
Unsecured notes bearing fixed rate interest at 5.125% due October 2019	600,000	—
Unsecured notes bearing fixed rate interest at 5.125% due July 2020	600,000	—
Unsecured notes bearing fixed rate interest at 6.375% due October 2023	650,000	—
Unsecured notes bearing fixed rate interest at 7.75% due June 2027	200,000	—
Unsecured notes bearing fixed rate interest at 7.25% due September 2027	240,000	—
Total principal long-term debt	3,744,067	1,464,997
Other (fair market value adjustments and discounts)	(31,167)	(32,897)
Total long-term debt	3,712,900	1,432,100
Less current portion of long-term debt maturities of VIE loans	5,890	—
Long-term debt, net of current portion	$ 3,707,010	$ 1,432,100

(a) On Feb. 5, 2014 the company sent notice of its intent to redeem the 9.375% notes on March 14, 2014. The notes will be redeemed for 104.688% of the outstanding principal amount, pursuant to the original terms.

Total average debt outstanding in 2013 and 2012 was $2.0 billion and $1.7 billion, respectively. The weighted average interest rate on all debt was 7.7% for both 2013 and 2012.

On Dec. 29, 2013, the company had unused borrowing capacity of $1.2 billion under its revolving credit agreement that expires in August 2018.

In connection with the company's acquisition of Belo on Dec. 23, 2013 (the Belo Acquisition), the company assumed $715 million in principal amount of long-term debt issued by Belo to include $275 million in aggregate principal amount of its 8.00% senior unsecured notes due 2016 (the 2016 Notes), $200 million in aggregate principal amount of its 7.75% senior unsecured notes due June 2027 and $240 million in aggregate principal amount of its 7.25% senior unsecured notes due September 2027 (the 2027 Notes). The 2016 Notes were subsequently redeemed in December 2013. Contemporaneous with the Belo Acquisition, the Amended and Restated Competitive Advance and Revolving Credit Facility Agreement between Belo and JPMorgan Chase Bank, N.A., Sun Trust Bank, Royal Bank of Canada, and other lenders, which was scheduled to mature on Aug. 15, 2016, was terminated.

In connection with the Belo Acquisition, the company acquired four television stations and simultaneously sold designated assets, equipment, programming and distribution rights and the Federal Communications Commission (FCC) licenses to unrelated third parties. The acquisition of these assets was 100% financed by a group of financial institutions and this debt is guaranteed by the company's wholly-owned material domestic subsidiaries. These four television stations were considered variable interest entities (VIEs, see Note 1) and the company concluded that it was the primary beneficiary and as such, has consolidated these entities and the accompanying debt is reflected in the company's consolidated balance sheet as of Dec. 29, 2013. These loans are due March 2014 through December 2018. The borrower may borrow at an applicable margin above the Eurodollar base rate (LIBOR loan) or the higher of the Prime Rate, the Federal Funds Effective Rate plus 0.50%, or the one month LIBOR rate plus 1.00% (ABR loan). The applicable margin is determined based on the company's leverage ratio but differs between LIBOR loans and ABR loans. The interest rate as of Dec. 29, 2013 was 4.25%. Separate from the above transaction, but also part of the Belo transaction, the company acquired three television stations and simultaneously sold designated assets, equipment, programming and distribution rights and the FCC licenses of these stations to an unrelated third party. The acquisition of these assets was 100% financed and this debt is guaranteed by the company's wholly-owned material domestic subsidiaries. These three television stations were considered VIEs, however the company is not the primary beneficiary and therefore did not consolidate these entities. The principal amount of the debt is $66.9 million and it is due March 2014 through December 2018. These unconsolidated VIEs are subject to forward sales agreements and this debt is expected to be repaid upon the sale of these stations in 2014, at which time the guarantees will be released. The company believes the likelihood of the guarantees being called is remote.

In July 2013, the company completed the private placement of $600 million in aggregate principal amount of its 5.125% senior unsecured notes due 2020 (the 2020 Notes). The 2020 Notes were priced at 98.566% of face value, resulting in a yield to maturity of 5.375%. Subject to certain exceptions, the 2020 Notes may not be redeemed by the company prior to July 15, 2016. The 2020 Notes were issued in a private offering that is exempt from the registration requirements of the Securities Act of 1933. The 2020 Notes are guaranteed on a senior basis by the subsidiaries of the company that guarantee its revolving credit facility, term loan and its notes maturing in 2014 and thereafter, except for the 2027 Notes. The company used the net proceeds to repay the outstanding indebtedness under its revolving credit facilities and to extinguish the 2016 Notes. Remaining proceeds are being used for general corporate purposes.

In October 2013, the company completed the private placement of $600 million in aggregate principal amount of its 5.125% senior unsecured notes due 2019 (the 2019 Notes) and $650 million in aggregate principal amount of its 6.375% senior unsecured notes due 2023 (the 2023 Notes, and collectively with the 2019 Notes, the Merger Financing Notes). The 2019 Notes were priced at 98.724% of face value, resulting in a yield to maturity of 5.375%. Subject to certain exceptions, the 2019 Notes may not be redeemed by the company prior to Oct. 15, 2016. The 2023 Notes were priced at 99.086% of face value, resulting in a yield to maturity of 6.500%. Subject to certain exceptions, the 2023 Notes may not be redeemed by the company prior to Oct. 15, 2018. The Merger Financing Notes were issued in a private offering that is exempt from the registration requirements of the Securities Act of 1933. The Merger Financing Notes are guaranteed on a senior basis by the subsidiaries of the company that guarantee its revolving credit facility, term loan and its notes maturing in 2014 and thereafter, except for the 2027 Notes. The proceeds from the sale of the Merger Financing Notes plus available cash were used to finance the Belo acquisition.

In August 2013, the company entered into an agreement to replace, amend and restate its existing revolving credit facilities with a credit facility expiring on Aug. 5, 2018, which was further amended on Sept. 24, 2013 (the Amended and Restated Credit Agreement). Total commitments under the Amended and Restated Credit Agreement are $1.2 billion. Subject to total leverage ratio limits, the Amended and Restated Credit Agreement eliminates the company's restriction on incurring additional indebtedness. The maximum total leverage ratio permitted by the Amended and Restated Credit Agreement after the Belo Acquisition is 4.0x for the first 18 months following the closing date of the Amended and Restated Credit Agreement (Aug. 5, 2013), reducing to 3.75x from the 18th to the 30th month anniversary of the closing date, and then reducing to 3.50x thereafter. Commitment fees on the revolving credit agreement are equal to 0.375% - 0.50% of the undrawn commitments, depending upon the company's leverage ratio, and are computed on the average daily undrawn balance under the revolving credit agreement and paid each quarter. Under the Amended and Restated Credit Agreement, the company may borrow at an applicable margin above the Eurodollar base rate (LIBOR loan) or the higher of the Prime Rate, the Federal Funds Effective Rate plus 0.50%, or the one month LIBOR rate plus 1.00% (ABR loan). The applicable margin is determined based on the company's leverage ratio but differs between LIBOR loans and ABR loans. For LIBOR based borrowing, the margin varies from 1.75% to 2.5%. For ABR based borrowing, the margin will vary from 0.75% to 1.50%. Based on the company's leverage ratio as of Dec. 29, 2013, the company's applicable margins were 2.50% and 1.50%, respectively. The company also borrowed $154.8 million under a new five-year term loan. The interest rate on the term loan is equal to the rate for a LIBOR loan under the Amended and Restated Credit Agreement. Both the revolving credit loan and the term loan are guaranteed by a majority of the company's wholly-owned material domestic subsidiaries.

The company has an effective universal shelf registration statement under which an unspecified amount of securities may be issued, subject to a $7.0 billion limit established by the Board of Directors. Proceeds from the sale of such securities may be used for general corporate purposes, including capital expenditures, working capital, securities repurchase programs, repayment of debt and financing of acquisitions. The company may also invest borrowed funds that are not required for other purposes in short-term marketable securities.

The following schedule of annual maturities of the principal amount of total debt assumes the company uses available capacity under its revolving credit agreement to refinance unsecured floating rate term loans and notes due in 2014. Based on this refinancing assumption, all of the obligations other than VIE unsecured floating rate term loans due in 2014 are reflected as maturities for 2015 and beyond.

In thousands of dollars	
2014 (1)	$ 5,890
2015	356,022
2016	232,883
2017	289,454
2018	569,818
Thereafter	2,290,000
Total	$ 3,744,067

(1) Maturities of principal amount of debt due in 2014 (primarily the 8.75% fixed rate notes due in November 2014) are assumed to be repaid with funds from the revolving credit agreement.

The company's debt maturities may be repaid with cash flow from operating activities by accessing capital markets or a combination of both.

NOTE 8

Retirement plans

The company and its subsidiaries have various retirement plans, including plans established under collective bargaining agreements. The company's principal retirement plan is the Gannett Retirement Plan (GRP). The disclosure tables below also include the assets and obligations of the Gannett Supplemental Retirement Plan (SERP), the Newsquest Pension Scheme in the U.K., the Newspaper Guild of Detroit Pension Plan, and The G.B. Dealey Retirement Pension Plan (Belo Plan). The company uses a Dec. 31 measurement date for its retirement plans.

Substantially all participants in the GRP, Belo Plan and SERP had their benefits frozen prior to 2009. Participants of the Newsquest plan had their benefits frozen effective March 31, 2011.

The company's pension costs, which include costs for its qualified and non-qualified plans, are presented in the following table:

In thousands of dollars	2013	2012	2011
Service cost—benefits earned during the period	$ 7,538	$ 7,545	$ 7,833
Interest cost on benefit obligation	141,030	155,376	171,339
Expected return on plan assets	(198,216)	(189,863)	(211,659)
Amortization of prior service costs	7,566	7,689	7,580
Amortization of actuarial loss	63,212	53,429	37,901
Pension expense for company-sponsored retirement plans	21,130	34,176	12,994
Settlement and special termination benefit charge	3,077	7,946	1,068
Total pension cost	$ 24,207	$ 42,122	$ 14,062

The following table provides a reconciliation of pension benefit obligations (on a projected benefit obligation measurement basis), plan assets and funded status of company-sponsored retirement plans, along with the related amounts that are recognized in the Consolidated Balance Sheets.

In thousands of dollars

	Dec. 29, 2013	Dec. 30, 2012
Change in benefit obligations		
Benefit obligations at beginning of year	$ 3,573,085	$ 3,351,494
Service cost	7,538	7,545
Interest cost	141,030	155,376
Plan amendments	177	—
Plan participants' contributions	4	7
Actuarial (gain) loss	(104,131)	300,525
Foreign currency translation	21,758	27,526
Gross benefits paid	(230,979)	(245,899)
Acquisitions	274,510	—
Settlements	(10,743)	(23,489)
Benefit obligations at end of year	$ 3,672,249	$ 3,573,085
Change in plan assets		
Fair value of plan assets at beginning of year	$ 2,552,316	$ 2,408,768
Actual return on plan assets	364,652	254,225
Plan participants' contributions	4	7
Employer contributions	107,086	137,499
Gross benefits paid	(230,979)	(245,899)
Acquisitions	229,774	—
Settlements	(10,743)	(23,489)
Foreign currency translation	16,357	21,205
Fair value of plan assets at end of year	$ 3,028,467	$ 2,552,316
Funded status at end of year	$ (643,782)	$ (1,020,769)
Amounts recognized in Consolidated Balance Sheets		
Noncurrent assets	$ 3,684	$ —
Accrued benefit cost—current	$ (15,271)	$ (13,444)
Accrued benefit cost—noncurrent	$ (632,195)	$ (1,007,325)

The funded status (on a projected benefit obligation basis) of the company's principal retirement plans at Dec. 29, 2013, is as follows:

In thousands of dollars

	Fair Value of Plan Assets	Benefit Obligation	Funded Status
GRP	$ 2,009,228	$ 2,194,517	$ (185,289)
SERP [a]	—	190,791	(190,791)
Newsquest	699,478	925,280	(225,802)
Belo	229,774	274,510	(44,736)
All other	89,987	87,151	2,836
Total	$ 3,028,467	$ 3,672,249	$ (643,782)

[a] the SERP is an unfunded, unsecured liability

The accumulated benefit obligation for all defined benefit pension plans was $3.65 billion and $3.55 billion at Dec. 29, 2013 and Dec. 30, 2012, respectively.

The following table presents information for those company retirement plans for which accumulated benefits exceed assets:

In thousands of dollars

	Dec. 29, 2013	Dec. 30, 2012
Accumulated benefit obligation	$ 3,568,021	$ 3,546,819
Fair value of plan assets	$ 2,938,480	$ 2,552,316

The following table presents information for those company retirement plans for which projected benefit obligations exceed assets:

In thousands of dollars

	Dec. 29, 2013	Dec. 30, 2012
Projected benefit obligation	$ 3,585,947	$ 3,573,085
Fair value of plan assets	$ 2,938,480	$ 2,552,316

The following table summarizes the amounts recorded in accumulated other comprehensive income (loss) that have not yet been recognized as a component of pension expense as of the dates presented (pre-tax):

In thousands of dollars

	Dec. 29, 2013	Dec. 30, 2012
Net actuarial losses	$ (1,390,975)	$ (1,717,674)
Prior service cost	(53,949)	(61,338)
Amounts in accumulated other comprehensive income (loss)	$ (1,444,924)	$ (1,779,012)

The actuarial loss and prior service cost amounts expected to be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost in 2014 are $44.1 million and $7.6 million, respectively.

Other changes in plan assets and benefit obligations recognized in other comprehensive loss consist of the following:

In thousands of dollars		2013
Current year actuarial gain	$	270,568
Change in prior service cost		(177)
Amortization of actuarial loss		63,212
Amortization of prior service costs		7,566
Recognition of settlement		3,077
Currency loss		(10,158)
Total	$	334,088

Pension costs: The following assumptions were used to determine net pension costs:

	2013	2012	2011
Discount rate	4.08%	4.83%	5.49%
Expected return on plan assets	7.94%	7.95%	8.46%
Rate of compensation increase	2.97%	2.96%	2.95%

The expected return on plan assets assumption was determined based on plan asset allocations, a review of historic capital market performance, historical plan asset performance and a forecast of expected future plan asset returns.

Benefit obligations and funded status: The following assumptions were used to determine the year-end benefit obligations:

	Dec. 29, 2013	Dec. 30, 2012
Discount rate	4.75%	4.08%
Rate of compensation increase	2.97%	2.97%

During 2013, the company made contributions of $50.0 million to the GRP. The company contributed $35.2 million to the U.K. retirement plan in 2013. In 2014, the company expects to contribute $69.0 million to the GRP, $15.9 million to the U.K retirement plan and $15.5 million to the Belo Plan.

Plan assets: The fair value of plan assets was approximately $3.0 billion and $2.6 billion at the end of 2013 and 2012, respectively. The expected long-term rate of return on these assets was 7.94% for 2013, 7.95% for 2012, and 8.46% for 2011. The asset allocation for the GRP at the end of 2013 and 2012, and target allocations for 2014, by asset category, are presented in the table below:

	Target Allocation	Allocation of Plan Assets	
	2014	2013	2012
Equity securities	65%	64%	51%
Debt securities	20	22	35
Other	15	14	14
Total	100%	100%	100%

The primary objective of company-sponsored retirement plans is to provide eligible employees with scheduled pension benefits; the "prudent man" guideline is followed with regard to the investment management of retirement plan assets. Consistent with prudent standards for preservation of capital and maintenance of liquidity, the goal is to earn the highest possible total rate of return while minimizing risk. The principal means of reducing volatility and exercising prudent investment judgment is diversification by asset class and by investment manager; consequently, portfolios are constructed to attain prudent diversification in the total portfolio, each asset class, and within each individual investment manager's portfolio. Investment diversification is consistent with the intent to minimize the risk of large losses. All objectives are based upon an investment horizon spanning five years so that interim market fluctuations can be viewed with the appropriate perspective. The target asset allocation represents the long-term perspective. Retirement plan assets will be rebalanced periodically to align them with the target asset allocations. Risk characteristics are measured and compared with an appropriate benchmark quarterly; periodic reviews are made of the investment objectives and the investment managers. The company's actual investment return on its Gannett Retirement Plan assets was 16.4% for 2013, 12.6% for 2012 and 0.4% for 2011.

Retirement plan assets include approximately 1.2 million shares of the company's common stock valued at approximately $36.7 million and $22.4 million at the end of 2013 and 2012, respectively. The plan received dividends of approximately $1.0 million on these shares in 2013.

Cash flows: The company estimates it will make the following benefit payments (from either retirement plan assets or directly from company funds), which reflect expected future service, as appropriate:

In thousands of dollars		
2014	$	225,471
2015	$	226,259
2016	$	228,646
2017	$	234,066
2018	$	232,890
2019-2023	$	1,168,924

Multi-employer plans that provide pension benefits: The company contributes to a number of multi-employer defined benefit pension plans under the terms of collective-bargaining agreements (CBA) that cover its union-represented employees. The risks of participating in these multi-employer plans are different from single-employer plans in the following aspects:

- The company plays no part in the management of plan investments or any other aspect of plan administration.
- Assets contributed to the multi-employer plan by one employer may be used to provide benefits to employees of other participating employers.
- If a participating employer stops contributing to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers.
- If the company chooses to stop participating in some of its multi-employer plans, the company may be required to pay those plans an amount based on the unfunded status of the plan, referred to as withdrawal liability.

The company's participation in these plans for the annual period ended Dec. 29, 2013, is outlined in the table below. The "EIN/ Pension Plan Number" column provides the Employee Identification Number (EIN) and the three-digit plan number. Unless otherwise noted, the two most recent Pension Protection Act (PPA) zone statuses available are for the plan's year-end at Dec. 31, 2013 and Dec. 31, 2012, respectively. The zone status is based on information that the company received from the plan and is certified by the plan's actuary. Among other factors, plans in the red zone are generally less than 65% funded; plans in the orange zone are both a) less than 80% funded and b) have an accumulated/expected funding deficiency in any of the next six plan years, net of any amortization extensions; plans in the yellow zone meet either one of the criteria mentioned in the orange zone; and plans in the green zone are at least 80% funded. The "FIP/RP Status Pending/Implemented" column indicates plans for which a financial improvement plan (FIP) or a rehabilitation plan (RP) is either pending or has been implemented. The last column lists the expiration date(s) of the collective-bargaining agreement(s) to which the plans are subject.

The company makes all required contributions to these plans as determined under the respective CBAs. For each of the plans listed below, Gannett's contribution represented less than 5% of total contributions to the plan.

The company incurred expenses for multi-employer withdrawal liabilities of $0.3 million, $3.8 million and $30.0 million in 2013, 2012, and 2011, respectively. Other noncurrent liabilities on the Consolidated Balance Sheet as of Dec. 29, 2013 and Dec. 30, 2012 include $34.1 million and $37.9 million, respectively, for such withdrawal liabilities. The actual withdrawal liabilities will not be known until at least 2014 and no material payments will be required until such determinations are made. Expenses and liabilities recorded by the company for the plans in 2011 were substantially higher than in other years. The costs and liabilities recorded in 2011 primarily relate to withdrawal liabilities triggered upon the company's decision in December 2011 to cease production activities at its Cincinnati publishing operations and transition them to a non-Gannett publisher in Columbus, OH.

Multi-employer Pension Plans

Pension Plan Name	EIN Number/ Plan Number	Zone Status Dec. 31, 2013	Zone Status Dec. 31, 2012	FIP/RP Status Pending/ Implemented	Contributions (in thousands) 2013	2012	2011	Surcharge Imposed	Expiration Dates of CBAs
AFTRA Retirement Plan (a)	13-6414972/001	Green as of Nov. 30, 2012	Green as of Nov. 30, 2011	NA	$ 988	$ 965	$ 896	NA	5/31/2015 9/11/2015
CWA/ITU Negotiated Pension Plan	13-6212879/001	Red	Red	Implemented	242	572	146	No	8/17/2013 2/1/2014 10/15/2014 11/8/2014 12/31/2015
GCIU—Employer Retirement Benefit Plan (a)	91-6024903/001	Red	Red	Implemented	216	380	280	No	1/31/2015
The Newspaper Guild International Pension Plan (a)	52-1082662/001	Red	Red	Implemented	279	415	385	No	11/13/2015
IAM National Pension Plan (a)	51-6031295/002	Green	Green	NA	736	341	308	NA	4/30/2016
Teamsters Pension Trust Fund of Philadelphia and Vicinity (a)	23-1511735/001	Yellow	Yellow	Implemented	1,355	876	1,054	NA	3/13/2013
Central Pension Fund of the International Union of Operating Engineers and Participating Employers (a)	36-6052390/001	Green as of Jan. 31, 2013	Green as of Jan. 31, 2012	NA	160	158	163	NA	4/30/2016
Central States Southeast and Southwest Areas Pension Fund	36-6044243/001	Red as of Dec. 31, 2012	Red as of Dec. 31, 2011	Implemented	40	260	372	No	6/30/2013
Total					$4,016	$3,967	$3,604		

(a) This plan has elected to utilize special amortization provisions provided under the Preservation of Access to Care for Medicare Beneficiaries and Pension Relief Act of 2010.

NOTE 9

Postretirement benefits other than pensions

The company provides health care and life insurance benefits to certain retired employees who meet age and service requirements. Most of the company's retirees contribute to the cost of these benefits and retiree contributions are increased as actual benefit costs increase. The cost of providing retiree health care and life insurance benefits is actuarially determined. The company's policy is to fund benefits as claims and premiums are paid. The company eliminated postretirement medical and life insurance benefits for most U.S. employees under 50 years of age effective Jan. 1, 2006. The company uses a Dec. 31 measurement date for these plans.

Postretirement benefit cost for health care and life insurance included the following components:

In thousands of dollars

	2013	2012	2011
Service cost – benefits earned during the period	$ 529	$ 545	$ 611
Interest cost on net benefit obligation	5,656	7,744	9,205
Amortization of prior service credit	(9,165)	(19,190)	(19,510)
Amortization of actuarial loss	1,169	1,943	5,444
Net periodic postretirement benefit credit	$ (1,811)	$ (8,958)	$ (4,250)

The table below provides a reconciliation of benefit obligations and funded status of the company's postretirement benefit plans:

In thousands of dollars

	Dec. 29, 2013	Dec. 30, 2012
Change in benefit obligations		
Net benefit obligations at beginning of year	$ 169,592	$ 184,131
Service cost	529	545
Interest cost	5,656	7,744
Plan participants' contributions	9,629	10,362
Plan amendments	(496)	—
Actuarial gain	(16,476)	(5,877)
Gross benefits paid	(28,022)	(29,245)
Federal subsidy on benefits paid	4,169	1,932
Acquisitions	2,228	—
Net benefit obligations at end of year	$ 146,809	$ 169,592
Change in plan assets		
Fair value of plan assets at beginning of year	$ —	$ —
Employer contributions	18,393	18,883
Plan participants' contributions	9,629	10,362
Gross benefits paid	(28,022)	(29,245)
Fair value of plan assets at end of year	$ —	$ —
Benefit obligation at end of year	$ 146,809	$ 169,592
Amounts recognized in Consolidated Balance Sheets		
Accrued benefit cost—current	$ 17,731	$ 19,655
Accrued benefit cost—noncurrent	$ 129,078	$ 149,937

The following table summarizes the amounts recorded in accumulated other comprehensive income (loss) that have not yet been recognized as a component of net periodic postretirement benefit credit as of the dates presented (pre-tax):

In thousands of dollars

	Dec. 29, 2013	Dec. 30, 2012
Net actuarial losses	$ (6,087)	$ (23,467)
Prior service credit	16,204	24,874
Amounts in accumulated other comprehensive income (loss)	$ 10,117	$ 1,407

The actuarial loss and prior service credit estimated to be amortized from accumulated other comprehensive loss into net periodic benefit cost in 2014 are $0.6 million and $8.4 million, respectively.

Other changes in plan assets and benefit obligations recognized in other comprehensive (loss) consist of the following:

In thousands of dollars

	2013
Current year actuarial gain	$ 16,210
Change in prior service cost	496
Amortization of actuarial loss	1,169
Amortization of prior service credit	(9,165)
Total	$ 8,710

Postretirement benefit costs: The following assumptions were used to determine postretirement benefit cost:

	2013	2012	2011
Discount rate	3.80%	4.75%	5.30%
Health care cost trend rate assumed for next year	7.17%	6.50%	6.50%
Ultimate trend rate	5.00%	5.00%	5.00%
Year that ultimate trend rate is reached	2017	2016	2015

Benefit obligations and funded status: The following assumptions were used to determine the year-end benefit obligation:

	Dec. 29, 2013	Dec. 30, 2012
Discount rate	4.75%	3.80%
Health care cost trend rate assumed for next year	7.17%	6.50%
Ultimate trend rate	5.00%	5.00%
Year that ultimate trend rate is reached	2017	2016

Assumed health care cost trend rates have an effect on the amounts reported for the health care plans. The effect of a 1% change in the health care cost trend rate would result in a change of approximately $5.4 million in the 2013 postretirement benefit obligation and a $0.2 million change in the aggregate service and interest components of the 2013 expense.

Cash flows: The company expects to make the following benefit payments, which reflect expected future service, and to receive the following federal subsidy benefits as appropriate:

In thousands of dollars	Benefit Payments	Subsidy Benefits
2014	$ 17,731	$ 2,812
2015	$ 16,857	$ 2,738
2016	$ 15,998	$ 2,649
2017	$ 15,123	$ 2,580
2018	$ 15,077	$ 2,495
2019-2023	$ 60,528	$ 10,530

The amounts above exclude the participants' share of the benefit cost. The company's policy is to fund benefits as claims and premiums are paid.

NOTE 10

Income taxes

The provision (benefit) for income taxes consists of the following:

In thousands of dollars

2013	Current	Deferred	Total
Federal	$ 95,000	$ 39,400	$ 134,400
State and other	(36,700)	8,000	(28,700)
Foreign	1,000	6,500	7,500
Total	$ 59,300	$ 53,900	$ 113,200

In thousands of dollars

2012	Current	Deferred	Total
Federal	$ 82,200	$ 106,000	$ 188,200
State and other	(2,600)	17,100	14,500
Foreign	(6,900)	(400)	(7,300)
Total	$ 72,700	$ 122,700	$ 195,400

In thousands of dollars

2011	Current	Deferred	Total
Federal	$ 81,500	$ 74,600	$ 156,100
State and other	(800)	30,100	29,300
Foreign	(25,400)	(7,200)	(32,600)
Total	$ 55,300	$ 97,500	$ 152,800

The components of net income attributable to Gannett Co., Inc. before income taxes consist of the following:

In thousands of dollars

	2013	2012	2011
Domestic	$ 426,162	$ 538,988	$ 530,660
Foreign	75,718	80,692	80,888
Total	$ 501,880	$ 619,680	$ 611,548

The provision for income taxes on varies from the U.S. federal statutory tax rate as a result of the following differences:

	2013	2012	2011
U.S. statutory tax rate	35.0%	35.0%	35.0%
Increase (decrease) in taxes resulting from:			
Non-deductible goodwill impairment	—	5.2	—
State/other income taxes net of federal income tax	2.7	2.2	3.0
Statutory rate differential and permanent differences in earnings in foreign jurisdictions	(5.7)	(5.6)	(5.4)
Audit resolutions	(7.9)	(4.6)	(4.2)
Permanent stock basis deductions	—	—	(1.8)
Lapse of statutes of limitations net of federal income tax	(2.6)	(1.8)	(1.6)
Other, net	1.1	1.1	—
Effective tax rate	22.6%	31.5%	25.0%

The permanent stock basis deduction is primarily related to the disposal of certain business assets in 2011. An impairment charge for these assets had been recorded in previous years, however no related tax benefit had been taken as the formal disposal of the assets did not occur until 2011.

Absent the effect of facility consolidation, asset impairment and workforce restructuring charges in the years 2011-2013, the special net tax benefit from the release of certain tax reserves due to audit settlements and the lapse of statutes of limitations for the years from 2011 to 2013, and the special net tax benefit from the permanent stock basis deduction for 2011, the company's effective tax rate would have been 29.7% for 2013, 30.9% for 2012, and 31.6% for 2011.

Deferred income taxes reflect temporary differences in the recognition of revenue and expense for tax reporting and financial statement purposes. Amortization of intangibles represents the largest component of the deferred provision. Deferred tax liabilities and assets are adjusted for enacted changes in tax laws or tax rates of the various tax jurisdictions. The amounts of such adjustments for 2013, 2012 and 2011 are not significant.

Deferred tax liabilities and assets were composed of the following at the end of 2013 and 2012:

In thousands of dollars

	Dec. 29, 2013	Dec. 30, 2012
Liabilities		
Accelerated depreciation	$ 302,650	$ 255,612
Accelerated amortization of deductible intangibles	678,744	174,229
Other	24,882	26,989
Total deferred tax liabilities	1,006,276	456,830
Assets		
Accrued compensation costs	75,492	77,684
Pension	219,413	368,803
Postretirement medical and life	55,921	65,573
Federal tax benefits of uncertain state tax positions	12,474	31,002
Partnership investments including impairments	1,140	39,542
Loss carryforwards	74,018	58,596
Other	84,738	66,164
Total deferred tax assets	523,196	707,364
Valuation allowance	83,579	76,419
Total net deferred tax assets (liabilities)	$ (566,659)	$ 174,115
Amounts recognized in Consolidated Balance Sheets		
Net current deferred tax assets	$ 21,245	$ 15,840
Net noncurrent deferred tax assets (liabilities)	$ (587,904)	$ 158,275

Included in total deferred tax assets are valuation allowances of approximately $83.6 million and $76.4 million in 2013 and 2012, respectively, primarily related to foreign tax credits, foreign losses, and state net operating losses available for carry forward to future years. The increase in the valuation allowance from 2012 to 2013 is related primarily to additional foreign losses, partially offset by the releases of valuation allowances on state operating losses in jurisdictions where future income projections and other positive evidence support the company's ability to utilize the net operating losses.

Realization of deferred tax assets for which valuation allowances have not been established is dependent upon generating sufficient future taxable income. The company expects to realize the benefit of these deferred tax assets through future reversals of its deferred tax liabilities, through the recognition of taxable income in the allowable carryback and carryforward periods, and through implementation of future tax planning strategies. Although realization is not assured, the company believes it is more likely than not that all deferred tax assets for which valuation allowances have not been established will be realized.

The company's legal and tax structure reflects acquisitions that have occurred over the years as well as the multi-jurisdictional nature of the company's businesses.

The following table summarizes the activity related to unrecognized tax benefits, excluding the federal tax benefit of state tax deductions:

In thousands of dollars

	Dec. 29, 2013	Dec. 30, 2012
Change in unrecognized tax benefits		
Balance at beginning of year	$ 86,180	$ 110,282
Additions based on tax positions related to the current year	29,470	9,093
Additions for tax positions of prior years	4,710	11,929
Reductions for tax positions of prior years	(33,109)	(30,110)
Settlements	(1,246)	(7,857)
Reductions due to lapse of statutes of limitations	(28,681)	(7,157)
Balance at end of year	$ 57,324	$ 86,180

The total amount of unrecognized tax benefits that, if recognized, would impact the effective tax rate was $46.5 million as of Dec. 29, 2013, and $63.2 million as of Dec. 30, 2012. This amount includes the federal tax benefit of state tax deductions.

The company recognizes interest and penalties related to unrecognized tax benefits as a component of income tax expense. The company also recognizes interest income attributable to overpayment of income taxes as a component of income tax expense, and it recognizes interest credits for the reversal of interest expense previously recorded for uncertain tax positions which are subsequently released. The company recognized income from interest and the release of penalty reserves of $17.2 million, $7.8 million and $4.5 million in 2013, 2012 and 2011, respectively. The amount of accrued interest and penalties payable related to unrecognized tax benefits was $11.5 million and $29.1 million as of Dec. 29, 2013 and Dec. 30, 2012, respectively.

The company files income tax returns in the U.S. and various state and foreign jurisdictions. The 2010 through 2012 tax years remain subject to examination by the IRS. The 2009 through 2012 tax years generally remain subject to examination by state authorities, and the tax year 2012 is subject to examination in the U.K. In addition, tax years prior to 2009 remain subject to examination by certain states primarily due to the filing of amended tax returns as a result of the settlement of the IRS examination for these years and due to ongoing audits.

It is reasonably possible that the amount of unrecognized benefit with respect to certain of the company's unrecognized tax positions will significantly increase or decrease within the next 12 months. These changes may be the result of settlement of ongoing audits, lapses of statutes of limitations or other regulatory developments. At this time, the company estimates that the amount of its gross unrecognized tax positions may decrease by up to approximately $8 million within the next 12 months primarily due to lapses of statutes of limitations and settlement of ongoing audits in various jurisdictions.

NOTE 11

Shareholders' equity

Capital stock and earnings per share

The company's earnings per share (basic and diluted) for 2013, 2012 and 2011 are presented below:

In thousands, except per share amounts

	2013	2012	2011
Net income attributable to Gannett Co., Inc.	$388,680	$424,280	$458,748
Weighted average number of common shares outstanding (basic)	228,541	232,327	239,228
Effect of dilutive securities			
Stock options	1,160	867	1,189
Restricted stock	2,839	2,552	2,147
Performance shares	1,649	944	—
401(k) employer match	—	—	204
Weighted average number of common shares outstanding (diluted)	234,189	236,690	242,768
Earnings per share (basic)	$ 1.70	$ 1.83	$ 1.92
Earnings per share (diluted)	$ 1.66	$ 1.79	$ 1.89

The diluted earnings per share amounts exclude the effects of approximately 2.4 million stock options outstanding for 2013, 6.5 million for 2012 and 18.3 million for 2011, as their inclusion would be antidilutive.

Share repurchase program

In June 2013, the company announced that its Board of Directors approved a new program to repurchase up to $300 million in Gannett common stock (replacing the former $300 million program). During 2013, 4.9 million shares were purchased under the programs for $116.6 million. In 2012, 10.3 million shares were purchased under the former program for $153.9 million and in 2011 4.9 million shares were purchased for $53.0 million. As of Dec. 29, 2013, the value of shares that may be repurchased under the existing program is $224.7 million.

The shares may be repurchased at management's discretion, either in the open market or in privately negotiated block transactions. Management's decision to repurchase shares will depend on price and other corporate developments. Purchases may occur from time to time and no maximum purchase price has been set. There is no expiration date for the $300 million stock repurchase program. However, it is targeted to be completed over the two years following the announcement. Certain of the shares previously acquired by the company have been reissued in settlement of employee stock awards.

Equity-based awards

In May 2001, the company's shareholders approved the adoption of the Omnibus Incentive Compensation Plan (the Plan). The Plan is administered by the Executive Compensation Committee of the Board of Directors and was amended and restated as of May 4, 2010 to increase the number of shares reserved for issuance to up to 60.0 million shares of company common stock for awards granted on or after the amendment date. The Plan provides for the granting of stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares and other equity-based and cash-based awards. Awards may be granted to employees of the company and members of the Board of Directors. The Plan provides that shares of common stock subject to awards granted become available again for issuance if such awards are canceled or forfeited.

During 2011, the company established a performance share plan for senior executives pursuant to which awards were first made with a grant date of Jan.1, 2012. Under this plan, the company may issue shares of company common stock (Performance Shares) to senior executives following the completion of a three-year period beginning on the grant date. Generally, if an executive remains in continuous employment with the company during the full three-year incentive period, the number of performance share units (PSU) that an executive will receive will be determined based upon how the company's total shareholder return (TSR) compares to the TSR of a peer group of media companies during the three-year period. The PSU agreement provides for pro rata vesting if an executive's employment terminates prior to the end of the performance period due to death, disability, retirement, as defined in the award agreement. Non-vested units are forfeited upon termination for any other reason. Long-term equity awards – consisting of performance shares and restricted stock units – are generally made with a grant date of January 1.

The fair value and compensation expense of each PSU grant is determined by a Monte Carlo valuation model. Though the value of the PSU grant may change for each participant, the compensation expense recorded by the company is determined on the date of grant.

Each PSU is equal to and paid in one share of the company's common stock, but carries no voting or dividend rights. The number of shares ultimately issued for each PSU award may range from 0% to 200% of the award's target.

The company issues stock-based compensation to employees in the form of restricted stock units (RSUs). These awards generally entitle employees to receive at the end of a four-year incentive period one share of common stock for each RSU granted, conditioned on continued employment for the full incentive period. RSUs generally vest on a pro rata basis if an executive's employment terminates due to death, disability or retirement. Under the plan, no more than 500,000 RSUs may be granted to any participant in any fiscal year.

The Plan also permits the company to issue restricted stock. Restricted Stock is an award of common stock that is subject to restrictions and such other terms and conditions as the Executive Compensation Committee determines. Under the Plan, no more than 500,000 restricted shares may be granted to any participant in any fiscal year.

The Plan also permits the company to issue stock options. Stock options may be granted as either non-qualified stock options or incentive stock options. Options are granted to purchase common stock of the company at not less than 100% of the fair market value on the day of grant. Options are exercisable at such times and subject to such terms and conditions as the Executive Compensation Committee determines. The Plan restricts the granting of options to any participant in any fiscal year to no more than 1,000,000 shares. Options issued from 1996 through November 2004 have a 10-year exercise period, and options issued in December 2004 and thereafter have an eight-year exercise period. Options generally become exercisable at 25% per year. The company discontinued annual stock option grants to senior executives in connection with the adoption of the performance share plan.

The company issued stock options to certain members of its Board of Directors as compensation for meeting fees and retainer fees, as well as long-term awards. Meeting fees paid as stock options fully vest upon grant. Retainers paid in the form of stock options vest in equal quarterly installments over one year. Long-term stock option awards vest in equal annual installments over four years. Expense is recognized on a straight-line basis over the vesting period based on the grant date fair value. During 2013, 2012 and 2011, members of the Board of Directors were awarded 22,558 shares, 74,611 shares and 61,897 shares, respectively, of stock options as part of their compensation plan. The company ceased issuing stock options to members of the Board of Directors in May 2013.

The company also issued restricted stock to certain members of its Board of Directors as compensation for meeting fees and retainer fees, as well as annual long-term awards. Meeting fees paid as restricted stock fully vest upon grant. Retainers paid in the form of restricted shares vest in equal quarterly installments over 1 year. Long-term awards vest in equal monthly installments over 3 years. Expense is recognized on a straight-line basis over the vesting period based on the grant date fair value. During 2013, 2012 and 2011, members of the Board of Directors were awarded 57,531 shares, 31,929 shares and 27,523 shares, respectively, of restricted stock as part of their compensation plan. All vested shares will be issued to directors when retiring from the Board.

The Executive Compensation Committee may grant other types of awards that are valued in whole or in part by reference to or that are otherwise based on fair market value of the company's common stock or other criteria established by the Executive Compensation Committee including the achievement of performance goals. The maximum aggregate grant of performance shares that may be awarded to any participant in any fiscal year shall not exceed 500,000 shares of common stock. The maximum aggregate amount of performance units or cash-based awards that may be awarded to any participant in any fiscal year shall not exceed $10 million.

In the event of a change in control as defined in the Plan, unless otherwise specified in the award agreement, (1) all outstanding options will become immediately exercisable in full; (2) all restricted periods and restrictions imposed on non-performance based restricted stock awards will lapse; (3) all non-performance based restricted stock units will fully vest; and (4) target payment opportunities attainable under all outstanding awards of performance-based restricted stock, performance units and performance shares will be paid as specified in the Plan.

Determining fair value

Valuation and amortization method – The company determined the fair value of stock options using the Black-Scholes option-pricing formula and the fair value of Performance Shares using the Monte Carlo valuation model. This model considers the likelihood of Gannett and the peer group companies' share prices ending at various levels subject to certain price caps at the conclusion of the three-year incentive period. Key inputs into the Black-Scholes option-pricing formula and the Monte Carlo valuation model include expected term, expected volatility, expected dividend yield and the risk-free rate. Each assumption is discussed below.

Expected term – The expected term represents the period that the company's stock-based awards are expected to be outstanding. The expected term for Performance Share awards is based on the incentive period. For stock options, it is determined based on historical experience of similar awards, giving consideration to contractual terms of the awards, vesting schedules and expectations of future employee behavior.

Expected volatility – The fair value of stock-based awards reflects volatility factors calculated using historical market data for the company's common stock and also the company's peer group when the Monte Carlo method is used. The time frame used is equal to the expected term.

Expected dividend – The dividend assumption is based on the company's expectations about its dividend policy on the date of grant.

Risk-free interest rate – The company bases the risk-free interest rate on the yield to maturity at the time of the award grant on zero-coupon U.S. government bonds having a remaining life equal to the award's expected life.

Estimated forfeitures – When estimating forfeitures, the company considers voluntary termination behavior as well as analysis of actual forfeitures.

The following assumptions were used to estimate the fair value of stock option and performance share awards:

Stock Options Granted During	2013	2012	2011
Average expected term. . .	4.5 yrs.	4.5 yrs.	4.5 yrs.
Expected volatility	61.94%	65.74 - 66.95%	62.46 - 64.39%
Weighted average volatility.	61.94%	66.56%	62.54%
Risk-free interest rates . . .	0.75%	0.84%	0.87 - 2.21%
Expected dividend yield. .	3.00%	5.00%	1.00 - 2.00%
Weighted average expected dividend	3.00%	5.00%	1.06%

Performance Shares Granted During	2013	2012	2011
Expected term	3 yrs.	3 yrs.	—
Expected volatility	40.80%	69.47%	—
Risk-free interest rate. . . .	0.36%	0.41%	—
Expected dividend yield. .	4.44%	2.39%	—

Stock-based Compensation Expense: The following table shows the stock-based compensation related amounts recognized in the Consolidated Statements of Income for equity awards:

In thousands, except per share amounts

	2013	2012	2011
Restricted stock and RSUs	$ 18,105	$ 14,362	$ 12,868
Performance shares	12,331	7,991	—
Stock options and other . .	3,001	4,255	15,135
Total stock-based compensation	33,437	26,608	28,003
Income tax benefit	12,706	10,111	10,641
Stock-based compensation, net of tax .	$ 20,731	$ 16,497	$ 17,362
Per diluted share impact. .	$ 0.09	$ 0.07	$ 0.07

Stock Options: As of Dec. 29, 2013, there was $1.5 million of unrecognized compensation cost related to non-vested share-based compensation for options. Such amount will be adjusted for future changes in estimated forfeitures. Unrecognized compensation cost for options will be recognized on a straight-line basis over a weighted average period of 1.1 years.

During 2013, options were exercised from which the company received $21.7 million of cash. The intrinsic value of the options exercised was approximately $25.2 million. The actual tax benefit realized from the option exercises was $9.8 million.

During 2012, options exercised from which the company received $24.5 million of cash. The intrinsic value of the options exercised was approximately $22.4 million. The actual tax benefit realized from the option exercises was $9.2 million.

During 2011, options exercised from which the company received $2.4 million of cash. The intrinsic value of the options exercised was approximately $3.9 million. The actual tax benefit realized from the option exercises was $1.3 million.

Option exercises are satisfied through the issuance of shares from treasury stock.

A summary of the company's stock-option awards is presented below:

2013 Stock Option Activity	Shares	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value
Outstanding at beginning of year ..	11,344,018	$ 43.50	3.2	$16,902,892
Granted	22,558	$ 20.48		
Exercised.........	(1,598,902)	$ 13.44		
Canceled/expired...	(4,192,273)	$ 73.11		
Outstanding at end of year...........	5,575,401	$ 29.76	3.2	$46,988,804
Options exercisable at year end........	4,574,619	$ 32.85	2.8	$33,348,296
Weighted average grant date fair value of options granted during the year	$ 8.20			

2012 Stock Option Activity	Shares	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value
Outstanding at beginning of year ..	20,340,291	$ 47.66	3.5	$17,184,761
Granted	109,699	$ 14.33		
Exercised.........	(2,716,637)	$ 9.38		
Canceled/expired...	(6,389,335)	$ 70.76		
Outstanding at end of year...........	11,344,018	$ 43.50	3.2	$16,902,892
Options exercisable at year end........	8,942,897	$ 51.35	2.6	$ 8,845,944
Weighted average grant date fair value of options granted during the year	$ 5.43			

2011 Stock Option Activity	Shares	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value
Outstanding at beginning of year ..	23,649,290	$ 52.08	3.9	$28,819,223
Granted..........	1,333,597	$ 15.79		
Exercised	(496,749)	$ 5.71		
Canceled/expired ..	(4,145,847)	$ 67.61		
Outstanding at end of year...........	20,340,291	$ 47.66	3.5	$17,184,761
Options exercisable at year end	15,857,692	$ 57.26	2.7	$10,644,474
Weighted average grant date fair value of options granted during the year	$ 7.63			

Restricted Stock and RSUs: As of Dec. 29, 2013, there was $28.7 million of unrecognized compensation cost related to non-vested restricted stock and RSUs. This amount will be adjusted for future changes in estimated forfeitures and recognized on a straight-line basis over a weighted average period of 2.3 years.

A summary of restricted stock and RSU awards is presented below:

2013 Restricted Stock and RSU Activity	Shares	Weighted average fair value
Outstanding and unvested at beginning of year .	4,069,509	$ 12.98
Granted...............................	1,588,628	$ 15.80
Settled................................	(1,035,256)	$ 13.95
Canceled..............................	(428,896)	$ 13.40
Outstanding and unvested at end of year	4,193,985	$ 13.92

2012 Restricted Stock and RSU Activity	Shares	Weighted average fair value
Outstanding and unvested at beginning of year .	3,731,033	$ 10.73
Granted...............................	1,937,512	$ 12.33
Settled................................	(997,584)	$ 3.29
Canceled..............................	(601,452)	$ 11.95
Outstanding and unvested at end of year	4,069,509	$ 12.98

2011 Restricted Stock and RSU Activity	Shares	Weighted average fair value
Outstanding and unvested at beginning of year .	4,421,437	$ 12.19
Granted...............................	175,023	$ 13.21
Settled................................	(469,634)	$ 33.51
Canceled..............................	(395,793)	$ 11.94
Outstanding and unvested at end of year	3,731,033	$ 10.73

Performance Shares: As of Dec. 29, 2013, there was $8.5 million of unrecognized compensation cost related to non-vested performance shares. This amount will be adjusted for future changes in estimated forfeitures and recognized over a weighted average period of 1.7 years.

The following tables summarize the activity for non-vested performance share units during the years ended Dec. 29, 2013 and Dec. 30, 2012:

2013 Performance Shares Activity	Target number of shares	Weighted average fair value
Outstanding and unvested at beginning of year .	982,452	$ 14.23
Granted...............................	813,783	$ 20.12
Canceled..............................	(35,747)	$ 15.86
Outstanding and unvested at end of year	1,760,488	$ 16.92

2012 Performance Shares Activity	Target number of shares	Weighted average fair value
Outstanding and unvested at beginning of year .	—	$ —
Granted...............................	1,109,873	$ 14.21
Canceled..............................	(127,421)	$ 14.12
Outstanding and unvested at end of year	982,452	$ 14.23

401(k) savings plan
Substantially all employees of the company (other than those covered by a collective bargaining agreement) who are scheduled to work at least 1,000 hours during each year of employment are eligible to participate in the 401(k) Plan. Employees can elect to save up to 50% of compensation on a pre-tax basis subject to certain limits.

For most participants, the 401(k) Plan matching formula is 100% of the first 5% of employee contributions. The company also makes additional 401(k) employer contributions on behalf of certain long-term employees. Compensation expense related to 401(k) contributions was $47.5 million in 2013, $51.3 million in 2012, and $49.6 million in 2011. In 2011, the company's 401(k) match was settled with a combination of cash and treasury shares. In 2013 and 2012, such settlements were all in cash.

Accumulated other comprehensive income (loss)
The elements of the company's Accumulated Other Comprehensive Loss consisted of pension, retiree medical and life insurance liabilities and foreign currency translation gains. The following tables summarize the components of, and changes in, Accumulated Other Comprehensive Loss (net of tax and noncontrolling interests):

In thousands of dollars

2013	Retirement Plans	Foreign Currency Translation	Total
Balance at beginning of year	$ (1,119,263)	$ 418,122	$ (701,141)
Other comprehensive income before reclassifications	156,974	9,055	166,029
Amounts reclassified from accumulated other comprehensive income	41,057	—	41,057
Balance at end of year	$ (921,232)	$ 427,177	$ (494,055)

In thousands of dollars

2012	Retirement Plans	Foreign Currency Translation	Total
Balance at beginning of year	$ (995,854)	$ 400,015	$ (595,839)
Other comprehensive income (loss)	(123,409)	18,107	(105,302)
Balance at end of year	$ (1,119,263)	$ 418,122	$ (701,141)

In thousands of dollars

2011	Retirement Plans	Foreign Currency Translation	All Other	Total
Balance at beginning of year	$ (762,380)	$ 394,673	$ 2,373	$ (365,334)
Other comprehensive income (loss)	(233,474)	5,342	(2,373)	(230,505)
Balance at end of year	$ (995,854)	$ 400,015	$ —	$ (595,839)

Accumulated Other Comprehensive Loss components are included in the computation of net periodic postretirement costs (see Notes 8 and 9 for more detail). Reclassifications out of Accumulated Other Comprehensive Loss related to these postretirement plans include the following:

In thousands of dollars

	2013
Amortization of prior service credit	$ (1,599)
Amortization of actuarial loss	64,381
Settlement charge	3,077
Total reclassifications, before tax	65,859
Income tax effect	(24,802)
Total reclassifications, net of tax	$ 41,057

NOTE 12

Commitments, contingent liabilities and other matters
Litigation: The company and a number of its subsidiaries are defendants in judicial and administrative proceedings involving matters incidental to their business. The company does not believe that any material liability will be imposed as a result of these matters.

Leases: Approximate future minimum annual rentals payable under non-cancelable operating leases, primarily real-estate related, are as follows:

In thousands of dollars

2014	$ 53,325
2015	46,531
2016	38,388
2017	33,786
2018	25,538
Later years	83,856
Total	$ 281,424

Total minimum annual rentals have not been reduced for future minimum sublease rentals aggregating $3.0 million. Total rental costs reflected in 2013 were $58.4 million, $64.6 million in 2012 and $62.9 million in 2011.

Program broadcast contracts: The company has $229.1 million of commitments under programming contracts that include television station commitments to purchase programming to be produced in future years. In addition, this also includes amounts fixed or currently accrued under network affiliation agreements.

Purchase obligations: The company has commitments under purchasing obligations totaling $192.6 million related to printing contracts, capital projects, interactive marketing agreements, wire services and other legally binding commitments. Amounts which the company is liable for under purchase orders outstanding at Dec. 29, 2013, are reflected in the Consolidated Balance Sheet as accounts payable and accrued liabilities and are excluded from the $192.6 million.

Self insurance: The company is self-insured for most of its employee medical coverage and for its casualty, general liability and libel coverage (subject to a cap above which third party insurance is in place). The liabilities are established on an actuarial basis, with the advice of consulting actuaries, and totaled $92.0 million at the end of 2013 and $104.7 million at the end of 2012.

Other matters: In December 1990, the company adopted a Transitional Compensation Plan (the TCP). The TCP provides termination benefits to key executives whose employment is terminated under certain circumstances within two years following a change in control of the company. Benefits under the TCP include a severance payment of up to three years' compensation and continued life and medical insurance coverage. The company amended the TCP in April 2010 to provide that new participants will not be entitled to the benefit of the TCP's excise tax gross-up or modified single trigger provisions.

In March 2011, the Advertiser Company, a Gannett subsidiary which publishes The Montgomery Advertiser, was notified by the U.S. EPA that it has been identified as a potentially responsible party for the investigation and remediation of groundwater contamination in downtown Montgomery, AL. At this point in the investigation, incomplete information is available about the site, other potentially responsible parties and what further investigation and remediation may be required. Accordingly, future costs at the site, and The Advertiser Company's share of such costs, if any, cannot yet be determined. Some of The Advertiser Company's fees and costs in connection with this matter may be reimbursed under its liability insurance policies.

In connection with certain business acquisitions, the company is contingently liable for earnout payments to previous owners, depending upon the achievement of certain financial and performance metrics. During 2013, the company paid $6.8 million as the result of acquisitions.

NOTE 13

Fair value measurement

The company measures and records in the accompanying consolidated financial statements certain assets and liabilities at fair value. ASC Topic 820, "Fair Value Measurement," establishes a fair value hierarchy for those instruments measured at fair value that distinguishes between assumptions based on market data (observable inputs) and the company's own assumptions (unobservable inputs). The hierarchy consists of three levels:

Level 1 – Quoted market prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than Level 1 inputs that are either directly or indirectly observable; and

Level 3 – Unobservable inputs developed using estimates and assumptions developed by the company, which reflect those that a market participant would use.

The financial instruments measured at fair value in the accompanying consolidated balance sheets consist of the following:

Company Owned Assets

In thousands of dollars

Fair value measurement as of Dec. 29, 2013	Level 1	Level 2	Level 3	Total
Assets:				
Employee compensation related investments	$ 28,117	$ —	$ —	$ 28,117
Sundry investments	34,227	—	—	34,227
Total Assets	**$ 62,344**	**$ —**	**$ —**	**$ 62,344**
Liabilities:				
Contingent consideration payable	$ —	$ —	$ 32,267	$ 32,267
Total Liabilities	**$ —**	**$ —**	**$ 32,267**	**$ 32,267**

In thousands of dollars

Fair value measurement as of Dec. 30, 2012	Level 1	Level 2	Level 3	Total
Assets:				
Employee compensation related investments	$ 23,043	$ —	$ —	$ 23,043
Sundry investments	29,090	—	—	29,090
Total Assets	**$ 52,133**	**$ —**	**$ —**	**$ 52,133**
Liabilities:				
Contingent consideration payable	$ —	$ —	$ 26,170	$ 26,170
Total Liabilities	**$ —**	**$ —**	**$ 26,170**	**$ 26,170**

Under certain acquisition agreements, the company has agreed to pay the sellers earn-outs based on the financial performance of the acquired businesses. Contingent consideration payable in the table above represents the estimated fair value of future earn-outs payable under such agreements. The fair value of the contingent payments was measured based on the present value of the consideration expected to be transferred. The discount rate is a significant unobservable input in such present value computations. Discount rates ranged between 10% and 30% depending on the risk associated with the cash flows. For the year ended Dec. 29, 2013, the contingent consideration was increased by $12.9 million as a result of new acquisitions and adjustments to fair value. The increase was partially offset by payments of $6.8 million.

The following tables set forth by level within the fair value hierarchy the fair values of the company's pension plans assets:

Pension Plan Assets/Liabilities

In thousands of dollars

Fair value measurement as of Dec. 29, 2013[a]

	Level 1	Level 2	Level 3	Total
Assets:				
Fixed income				
U.S. government-related securities	$ —	$ 3,313	$ —	$ 3,313
Mortgage backed securities	—	3,975	—	3,975
Other government bonds	—	72,748	—	72,748
Corporate bonds	—	29,834	1,253	31,087
Corporate stock	892,883	158,667	—	1,051,550
Real estate	—	—	98,909	98,909
Interest in common/collective trusts				
Equities	—	750,006	—	750,006
Fixed income	—	145,897	—	145,897
Interest in reg. invest. companies	281,029	42,610	—	323,639
Interest in 103-12 investments	—	28,691	—	28,691
Partnership/joint venture interests	—	36,402	148,550	184,952
Hedge funds	—	22,685	249,991	272,676
Derivative contracts	22	10,956	163	11,141
Total	$1,173,934	$1,305,784	$ 498,866	$2,978,584
Liabilities:				
Derivative liabilities	$ (8)	$ (9,486)	$ (2,008)	$ (11,502)
Total	$ (8)	$ (9,486)	$ (2,008)	$ (11,502)
Cash and other	60,271	1,114	—	61,385
Total net fair value of plan assets	$1,234,197	$1,297,412	$ 496,858	$3,028,467

(a) The company uses a Dec. 31 measurement date for its retirement plans.

In thousands of dollars

Fair value measurement as of Dec. 30, 2012[a]

	Level 1	Level 2	Level 3	Total
Assets:				
Fixed income				
U.S. government-related securities	$ —	$ 100,140	$ —	$ 100,140
Mortgage backed securities	—	71,641	—	71,641
Other government bonds	—	30,317	—	30,317
Corporate bonds	—	136,640	797	137,437
Corporate stock	722,619	818	—	723,437
Real estate	—	—	97,385	97,385
Interest in common/collective trusts				
Equities	—	604,003	—	604,003
Fixed income	—	193,620	—	193,620
Interest in reg. invest. companies	104,196	24,222	—	128,418
Interest in 103-12 investments	—	84,956	—	84,956
Partnership/joint venture interests	—	—	130,995	130,995
Hedge funds	—	77,520	158,924	236,444
Derivative contracts	33	54,924	500	55,457
Total	$ 826,848	$ 1,378,801	$ 388,601	$ 2,594,250
Liabilities:				
Derivative liabilities	$ (21)	$ (56,339)	$ (2,008)	$ (58,368)
Liability to purchase U.S. government and other securities	—	(26,882)	—	(26,882)
Total	$ (21)	$ (83,221)	$ (2,008)	$ (85,250)
Cash and other	36,295	7,021	—	43,316
Total net fair value of plan assets	$ 863,122	$ 1,302,601	$ 386,593	$ 2,552,316

(a) The company uses a Dec. 31 measurement date for its retirement plans.

Items included in "Cash and other" in the table above primarily consist of amounts categorized as cash and cash equivalents and pending purchases and sales of securities.

Valuation methodologies used for assets and liabilities measured at fair value are as follows:

U.S. government-related securities are treasury bonds, bills and notes that are primarily obligations to the U.S. Treasury. Values are obtained from industry vendors who use various pricing models or quotes for identical or similar securities. Mortgage-backed securities are typically not actively quoted. Values are obtained from industry vendors who use various pricing models or use quotes for identical or similar securities.

Other government and corporate bonds are mainly valued based on institutional bid evaluations using proprietary models, using discounted cash flow models or models that derive prices based on similar securities. Corporate bonds categorized in Level 3 are primarily from distressed issuers for whom the values represent an estimate of recovery in a potential or actual bankruptcy situation.

Corporate stock classified as level 1 is valued primarily at the closing price reported on the active market on which the individual securities are traded. The investments in level 2 are primarily commingled funds recorded at fair value as determined by the sponsor of the respective funds based upon closing market quotes of the underlying assets.

Investments in direct real estate have been valued by an independent qualified valuer in the U.K. using a valuation approach that capitalizes any current or future income streams at an appropriate multiplier. Investments in real estate funds are mainly valued utilizing the net asset valuations provided by the underlying private investment companies.

Interest in common/collective trusts and interest in 103-12 investments are valued using the net asset value as provided monthly by the fund family or fund company. Shares in the common/ collective trusts are generally redeemable upon request.

Three of these investments in collective trusts are fixed income funds which use individual subfunds to efficiently add a representative sample of securities in individual market sectors to the portfolio. Two funds in the collective trust fund are equity funds which use individual subfunds to efficiently add a representative sample of securities in individual market sectors to the portfolio. These funds are generally redeemable with a short-term written or verbal notice. Also included is a fund that invests in a select portfolio of large cap domestic stocks perceived to have superior growth characteristics. Shares in this fund are generally redeemable on any business day, upon two-day notice. There are no unfunded commitments related to these types of funds.

Interest in registered investment companies is valued using the published net asset values as quoted through publicly available pricing sources. The investments in Level 2 are proprietary funds of the individual fund managers and are not publicly quoted.

Investments in partnerships and joint venture interests classified in level 3 are valued based on an assessment of each underlying investment, considering items such as expected cash flows, changes in market outlook and subsequent rounds of financing. These investments are included in Level 3 of the fair value hierarchy because exit prices tend to be unobservable and reliance is placed on the above methods. Most of the partnerships are general leveraged buyout funds, others include a venture capital fund, a fund formed to invest in special credit opportunities, an infrastructure fund and a real estate fund. Interest in partnership investments cannot be redeemed. Instead, distributions are received as the underlying assets of the funds are liquidated. It is estimated that the underlying assets of the funds will be liquidated within approximately the next 9 to 11 years. There are future funding commitments of $27.7 million as of Dec. 29, 2013 and $39.8 million as of Dec. 30, 2012. Investments in partnerships and joint venture interests classified as level 2 represents a limited partnership commingled fund valued using the net asset value as reported by the fund manager.

Investments in hedge funds are valued at the net asset value as reported by the fund managers. Within this category is a fund of hedge funds whose objective is to produce a return that is uncorrelated with market movements. Other funds categorized as hedge funds were formed to invest in mortgage and credit trading opportunities. Shares in the hedge funds are generally redeemable twice a year or on the last business day of each quarter with at least 60 days written notice subject to potential 5% holdback. There are no unfunded commitments related to the hedge funds.

Derivatives primarily consist of forward and swap contracts. Forward contracts are valued at the spot rate, plus or minus forward points between the valuation date and maturity date. Swaps are valued at the mid-evaluation price using discounted cash flow models. Items in Level 3 are valued based on the market values of other securities for which they represent a synthetic combination.

Liability to purchase U.S. government and other securities relates to buying and selling contracts in federal agency securities that have not yet been opened up for public trading. In these instances the investment manager has sold the securities prior to owning them, resulting in a negative asset position. These securities are valued in the same manner as those noted above in U.S. government-related securities.

The company reviews appraised valued, audited financial statements and additional information to evaluate fair value estimates from its investment managers or fund administrator. The tables below set forth a summary of changes in the fair value of the company's pension plan assets and liabilities, categorized as Level 3, for the fiscal year ended Dec. 29, 2013 and Dec. 30, 2012:

Pension Plan Assets/Liabilities

In thousands of dollars

For the year ended Dec. 29, 2013

		Actual Return on Plan Assets				
	Balance at beginning of year	**Relating to assets still held at report date**	**Relating to assets sold during the period**	**Purchases, sales, and settlements**	**Transfers in and/or out of Level 3(1)**	**Balance at end of year**
Assets:						
Fixed income						
Corporate bonds	$ 797	$ 199	$ (7)	$ 264	$ —	$ 1,253
Real estate	97,385	1,865	—	(341)	—	98,909
Partnership/joint venture interests	130,995	11,972	13,327	(9,576)	1,832	148,550
Hedge funds	158,924	17,613	803	74,483	(1,832)	249,991
Derivative contracts	500	(376)	—	39	—	163
Total	$ 388,601	$ 31,273	$ 14,123	$ 64,869	$ —	$ 498,866
Liabilities:						
Derivative liabilities	$ (2,008)	$ —	$ —	$ —	$ —	$ (2,008)

(1) The company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

Pension Plan Assets/Liabilities (continued)

In thousands of dollars

For the year ended Dec. 30, 2012

	Balance at beginning of year	Actual Return on Plan Assets: Relating to assets still held at report date	Actual Return on Plan Assets: Relating to assets sold during the period	Purchases, sales, and settlements	Transfers in and/or out of Level 3[(1)]	Balance at end of year
Assets:						
Fixed income						
Mortgage-backed securities	$ 1,271	$ —	$ —	$ —	$ (1,271)	$ —
Other government bonds	1,441	—	—	—	(1,441)	—
Corporate bonds	2,070	83	(589)	—	(767)	797
Real estate	93,620	(4,788)	—	8,553	—	97,385
Partnership/joint venture interests	128,121	(1,817)	(20,781)	25,472	—	130,995
Hedge funds	156,016	9,590	(8,271)	1,589	—	158,924
Derivative contracts	235	265	—	—	—	500
Total	$ 382,774	$ 3,333	$ (29,641)	$ 35,614	$ (3,479)	$ 388,601
Liabilities:						
Derivative liabilities	$ (2,517)	$ 16	$ (4)	$ —	$ 497	$ (2,008)

(1) The company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

The fair value of the company's total long-term debt, determined based on the bid and ask quotes for the related debt (Level 2), totaled $3.93 billion and $1.62 billion at Dec. 29, 2013 and Dec. 30, 2012, respectively. Certain assets are measured at fair value on a nonrecurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments only in certain circumstances (for example, when there is evidence of impairment).

The following tables summarize the non-financial assets measured at fair value on nonrecurring basis in the accompanying consolidated balance sheet as of Dec. 29, 2013 and Dec. 30, 2012:

Non-Financial Assets

In thousands of dollars

Fair value measurement as of Dec. 29, 2013

	Level 1	Level 2	Level 3	Total
Asset held for sale - Quarter 4	$ —	$ —	$395,851	$395,851
Goodwill - Quarter 4	$ —	$ —	$ 21,790	$ 21,790

Non-Financial Assets

In thousands of dollars

Fair value measurement as of Dec. 30, 2012

	Level 1	Level 2	Level 3	Total
Asset held for sale - Quarter 4	$ —	$ —	$ 17,508	$ 17,508
Goodwill - Quarter 4	$ —	$ —	$ 29,610	$ 29,610

The quantitative test of goodwill during 2013 for both impaired assets was based on a valuation that considered discounted cash flows and market-based information. Significant unobservable inputs in the discounted cash flows method included the ending year growth rate of 3% and the discount rate applied to the cash flows of 16.0% for the impaired asset in the company's Digital Segment. For the impaired asset in the company's Publishing Segment, the ending year growth rate of 3% and discount rate of 20.5% were significant unobservable inputs in the discount cash flow method. If the growth rate and discount rate were to change by 1%, the combined impact to the valuations would have been approximately $1.4 million and $2.7 million, respectively.

The quantitative test of goodwill during 2012 was based on a valuation that considered discounted cash flows and market-based information. Significant unobservable inputs in the discounted cash flows method included the ending year growth rate of 2% and the discount rate applied to the cash flows of 15.5%. If the growth rate and discount rate were to change by 1%, the impact to the valuation would have been approximately $2.3 million and $3.5 million, respectively.

NOTE 14

Business operations and segment information

The company has determined that its reportable segments based on its management and internal reporting structure are Broadcasting, Publishing, and Digital.

At the end of 2013, the company's Broadcasting Segment included 43 television stations and affiliated online sites, including stations serviced by Gannett under shared services and similar agreements. These stations serve nearly 35 million households covering 30.0% of the U.S. population.

The Publishing Segment at the end of 2013 consisted of 82 U.S. daily publications with affiliated online sites in 30 states and one U.S. territory, including USA TODAY, a national, general-interest daily publication; USATODAY.com; USA WEEKEND, a magazine supplement for publishing companies; Clipper; Gannett Healthcare Group; and Gannett Government Media. The Publishing Segment also includes Newsquest, which is a regional publisher in the United Kingdom that includes 17 paid-for daily publications and more than 200 weekly publications, magazines and trade publications. The Publishing Segment in the U.S. also includes more than 400 non-daily publications, a network of offset presses for commercial printing and several smaller businesses.

The largest businesses within the company's Digital Segment are CareerBuilder, PointRoll and Shoplocal. The Digital Segment and the digital revenues line do not include online/digital revenues generated by digital platforms that are associated with the company's publishing and broadcasting operating properties. Such amounts are reflected within those segments and are included as part of publishing revenues and broadcasting revenues in the Consolidated Statements of Income.

The company's foreign revenues, principally from publishing businesses in the United Kingdom and CareerBuilder's international subsidiaries, totaled approximately $519.8 million in 2013, $546.2 million in 2012 and $567.7 million in 2011. The company's long-lived assets in foreign countries, principally in the United Kingdom, totaled approximately $566.4 million at Dec. 29, 2013, $529.8 million at Dec. 30, 2012, and $542.9 million at Dec. 25, 2011.

Separate financial data for each of the company's business segments is presented in the table that follows. The accounting policies of the segments are those described in Note 1. The company evaluates the performance of its segments based on operating income. Operating income represents total revenue less operating expenses, including depreciation, amortization of intangibles and facility consolidation and asset impairment charges. In determining operating income by industry segment, general corporate expenses, interest expense, interest income, and other income and expense items of a non-operating nature are not considered, as such items are not allocated to the company's segments.

Corporate assets include cash and cash equivalents, property, plant and equipment used for corporate purposes and certain other financial investments.

In thousands of dollars

Business segment financial information

	2013	2012	2011
Operating revenues			
Broadcasting	$ 835,113	$ 906,104	$ 722,410
Publishing	3,577,804	3,728,144	3,831,108
Digital	748,445	718,949	686,471
Total	$ 5,161,362	$ 5,353,197	$ 5,239,989
Operating income			
Broadcasting (2)	$ 361,915	$ 443,808	$ 302,140
Publishing (2)	313,697	368,644	477,583
Digital (2)	128,264	41,700	125,340
Corporate (1) (2)	(64,633)	(64,397)	(74,272)
Total	$ 739,243	$ 789,755	$ 830,791
Depreciation, amortization and facility consolidation and asset impairment charges			
Broadcasting (2)	$ 29,625	$ 28,007	$ 28,926
Publishing (2)	153,380	147,750	148,537
Digital (2)	46,415	123,990	30,693
Corporate (1) (2)	18,392	16,421	16,460
Total	$ 247,812	$ 316,168	$ 224,616
Equity income (losses) in unconsolidated investees, net			
Broadcasting	$ (94)	$ (597)	$ (162)
Publishing	44,265	23,380	8,543
Digital	(347)	(396)	(184)
Total	$ 43,824	$ 22,387	$ 8,197
Identifiable assets			
Broadcasting	$ 5,077,114	$ 2,001,979	$ 1,994,051
Publishing	2,632,651	2,850,915	3,032,605
Digital	982,355	1,009,821	1,014,805
Corporate (1)	548,586	517,171	574,989
Total	$ 9,240,706	$ 6,379,886	$ 6,616,450
Capital expenditures			
Broadcasting	$ 18,394	$ 17,473	$ 15,263
Publishing	62,480	56,597	40,175
Digital	27,800	17,220	15,673
Corporate (1)	1,733	584	1,340
Total	$ 110,407	$ 91,874	$ 72,451

(1) Corporate amounts represent those not directly related to the company's three business segments.

(2) Results for 2013 include pre-tax facility consolidation and asset impairment charges of $1 million for Broadcasting, $46 million for Publishing, and $12 million for Digital. Results for 2012 include pre-tax facility consolidation and asset impairment charges of $32 million for Publishing and $90 million for Digital. Results for 2011 include pre-tax facility consolidation charges of $27 million for Publishing. Refer to Notes 3 and 4 of the Consolidated Financial Statements for more information.

SELECTED FINANCIAL DATA (Unaudited)
(See notes a and b on page 75)

In thousands of dollars, except per share amounts	2013	2012	2011	2010	2009
Net operating revenues					
Broadcasting	$ 835,113	$ 906,104	$ 722,410	$ 769,580	$ 631,085
Publishing advertising	2,198,719	2,355,922	2,511,025	2,710,524	2,888,034
Publishing circulation	1,129,060	1,117,042	1,063,890	1,086,702	1,144,539
All other Publishing	250,025	255,180	256,193	253,613	259,771
Digital	748,445	718,949	686,471	618,259	586,174
Total	**5,161,362**	**5,353,197**	**5,239,989**	**5,438,678**	**5,509,603**
Operating expenses					
Costs and expenses	4,174,307	4,247,274	4,184,582	4,168,098	4,417,146
Depreciation	153,203	160,746	165,739	182,514	207,652
Amortization of intangible assets	36,369	33,293	31,634	31,362	32,983
Facility consolidation and asset impairment charges	58,240	122,129	27,243	57,009	132,904
Total	**4,422,119**	**4,563,442**	**4,409,198**	**4,438,983**	**4,790,685**
Operating income	**739,243**	**789,755**	**830,791**	**999,695**	**718,918**
Non-operating (expense) income					
Equity income in unconsolidated investees, net	43,824	22,387	8,197	19,140	3,927
Interest expense	(176,064)	(150,469)	(173,140)	(172,986)	(175,745)
Other non-operating items	(47,890)	8,734	(12,921)	111	22,799
Total	**(180,130)**	**(119,348)**	**(177,864)**	**(153,735)**	**(149,019)**
Income before income taxes	**559,113**	**670,407**	**652,927**	**845,960**	**569,899**
Provision for income taxes	113,200	195,400	152,800	244,013	191,328
Income from continuing operations	**445,913**	**475,007**	**500,127**	**601,947**	**378,571**
Income from continuing operations attributable to noncontrolling interests	(57,233)	(50,727)	(41,379)	(34,619)	(27,091)
Income from continuing operations attributable to Gannett Co., Inc.	**$ 388,680**	**$ 424,280**	**$ 458,748**	**$ 567,328**	**$ 351,480**
Income from continuing operations per share:					
basic	**$ 1.70**	**$ 1.83**	**$ 1.92**	**$ 2.38**	**$ 1.50**
diluted	**$ 1.66**	**$ 1.79**	**$ 1.89**	**$ 2.35**	**$ 1.49**
Other selected financial data					
Dividends declared per share	$ 0.80	$ 0.80	$ 0.24	$ 0.16	$ 0.16
Non-GAAP income from continuing operations per diluted share (1)	$ 2.02	$ 2.33	$ 2.13	$ 2.44	$ 1.85
Weighted average number of common shares outstanding in thousands:					
basic	228,541	232,327	239,228	238,230	233,683
diluted	234,189	236,690	242,768	241,605	236,027
Financial position and cash flow					
Long-term debt, excluding current maturities	$ 3,707,010	$ 1,432,100	$ 1,760,363	$ 2,352,242	$ 3,061,951
Redeemable noncontrolling interest	$ 14,618	$ 10,654	$ —	$ 84,176	$ 78,304
Shareholders' equity	$ 2,693,098	$ 2,350,614	$ 2,327,891	$ 2,163,754	$ 1,603,925
Total assets	$ 9,240,706	$ 6,379,886	$ 6,616,450	$ 6,816,844	$ 7,148,432
Free cash flow (2)	$ 470,491	$ 697,994	$ 775,261	$ 816,308	$ 809,630
Return on equity (3)	15.4%	18.1%	20.4%	30.1%	26.7%
Percentage increase (decrease)					
As reported, earnings from continuing operations per share:					
basic	(7.1%)	(4.7%)	(19.3%)	58.7%	(105.2%)
diluted	(7.3%)	(5.3%)	(19.6%)	57.7%	(105.1%)
Dividends declared per share	—%	233.3%	50.0%	—%	(90.0%)
Credit ratios					
Leverage ratio (4)	3.24x	1.41x	1.67x	1.97x	2.63x
Times interest expense earned (5)	4.9x	6.4x	5.5x	6.2x	4.8x

(1) See page 36 for a reconciliation of income from continuing operations per share presented in accordance with GAAP.

(2) See page 75 for a reconciliation of free cash flow to net cash flow from operating activities, which the company believes is the most directly comparable measure calculated and presented in accordance with GAAP.

(3) Calculated using income from continuing operations attributable to Gannett Co., Inc. plus earnings from discontinued operations (but excluding the gain in 2010 on the disposal of publishing businesses).

(4) The leverage ratio is calculated in accordance with the company's revolving credit agreement and term loan agreement. Currently, the company is required to maintain a leverage ratio of less than 4.0x. These agreements are described more fully on page 39 in Management's Discussion and Analysis of Financial Condition and Results of Operations. More information regarding the computation can be found in Exhibit 10.3 to the Form 10-Q for the quarterly period ended Sept. 29, 2013, filed on Nov. 6, 2013.

(5) Calculated using operating income adjusted to remove the effect of certain special items. These special items are described more fully beginning on page 34 in Management's Discussion and Analysis of Financial Condition and Results of Operations.

NOTES TO SELECTED FINANCIAL DATA (Unaudited)

(a) The company and its subsidiaries made the significant acquisitions listed below during the period. The results of operations of these acquired businesses are included in the accompanying financial information from the date of acquisition.

(b) During the period, the company sold or otherwise disposed of substantially all of the assets or capital stock of certain other significant subsidiaries and divisions of other subsidiaries, which are listed below.

Note 2 of the consolidated financial statements contains further information concerning certain of these acquisitions and dispositions.

Acquisitions and dispositions 2009-2013

Significant acquisitions since the beginning of 2009 are shown below. The company has disposed of several significant businesses during this period, which are presented below.

Acquisitions 2009-2013

Year acquired	Name	Location	Publication times or business
2010	CareerSite.biz Limited	U.K.	Online recruitment niche sites focusing on nursing and rail workers
2011	Reviewed.com	Cambridge, MA	A technology product review web site
	JobsCentral	Singapore	Job search, employment and career web site
	Nutrition Dimension	Falls Church, VA	A continuing nutrition education, certification and review program
	US PRESSWIRE	Atlanta, GA	A digital sports photography business
	JobScout24	Germany	Job search, employment and career web site
	MMA Junkie	St. Petersburg, FL	Independent sports information web site
2012	Fantasy Sports Ventures/Big Lead Sports	New York, NY	Independent digital sports property
	Ceviu	Brazil	Information technology job board
	Top Language Jobs	Europe	Global online jobsite for multi-language jobs and candidates
	Quickish	Bethesda, MD	Aggregator that offers a summary and a link for sports stories throughout the day
	BLiNQ Media, LLC	New York City, NY	Innovator of social engagement advertising solutions for agencies and brands
	Mobestream Media	Dallas, TX	Developer of the Key Ring consumer rewards mobile platform
	Economic Modeling Specialist Intl.	Moscow, ID	Economic software firm that specializes in employment data and labor market analysis
	Rovion	Boston, MA	A self-service technology platform that enables the full development and deployment of rich media
2013	10Best, Inc.	Greenville, SC	Travel advice services for travelers in the U.S. and internationally
	Vietnam Online Network (Kiem Viec.com & HR Vietnam)	Vietnam	Specializes in recruitment services and human resource solutions for employers
	Oil and Gas Job Search	Manchester, England	Online recruitment catering to the oil and gas industry
	Tripology	McLean, VA	Offers an interactive travel referral service focused on connecting travelers with qualified travel specialist
	Belo Corp.	Arizona, Idaho, Kentucky, Louisiana, Missouri, North Carolina, Oregon, Texas, Virginia, Washington	Owner and operator of 20 television stations in 15 markets across the U.S.

Dispositions 2009-2013

Year disposed	Name	Location	Publication times or business
2009	Southernprint Limited	U.K.	Commercial printing
2010	The Honolulu Advertiser	Honolulu, HI	Daily newspaper
	Michigan Directory Company	Pigeon, MI	Directory publishing operation
2013	Captivate Network, Inc.	Chelmsford, MA	News and entertainment network

Free cash flow reconciliation

The company's free cash flow was $470.5 million for the year ended Dec. 29, 2013. Free cash flow is a non-GAAP liquidity measure that is defined as "net cash flow from operating activities" as reported on the statement of cash flows reduced by "purchase of property, plant and equipment" as well as "payments for investments" and increased by "proceeds from investments" and voluntary pension contributions, net of related tax benefit. The company believes that free cash flow is a useful measure for management and investors to evaluate the level of cash generated by operations and the ability of its operations to fund investments in new and existing businesses, return cash to shareholders under the company's capital program, repay indebtedness, add to the company's cash balance, or to use in other discretionary activities.

Reconciliations from "Net cash flow from operating activities" to "Free cash flow" follow:

In thousands of dollars	2013	2012	2011	2010	2009
Net cash flow from operating activities	$ 511,488	$ 756,740	$ 814,136	$ 772,884	$ 866,580
Purchase of property, plant and equipment	(110,407)	(91,874)	(72,451)	(69,070)	(67,737)
Voluntary pension employer contributions	15,507	—	—	130,000	—
Tax benefit for voluntary pension employer contributions	(6,125)	—	—	(52,000)	—
Payments for investments	(3,380)	(2,501)	(19,406)	(10,984)	(9,674)
Proceeds from investments	63,408	35,629	52,982	45,478	20,461
Free cash flow	**$ 470,491**	**$ 697,994**	**$ 775,261**	**$ 816,308**	**$ 809,630**

QUARTERLY STATEMENTS OF INCOME (Unaudited)

In thousands of dollars, except per share amounts ***Fiscal year ended Dec. 29, 2013***	1st Quarter[1]	2nd Quarter[2]	3rd Quarter[3]	4th Quarter[4]	Total
Net operating revenues					
Broadcasting	$ 191,580	$ 211,962	$ 203,364	$ 228,207	$ 835,113
Publishing advertising	526,499	562,476	520,189	589,555	2,198,719
Publishing circulation	285,972	279,655	274,999	288,434	1,129,060
All other Publishing	58,762	62,100	62,891	66,272	250,025
Digital	174,922	186,506	191,447	195,570	748,445
Total	**1,237,735**	**1,302,699**	**1,252,890**	**1,368,038**	**5,161,362**
Operating expenses					
Cost of sales and operating expenses, exclusive of depreciation	719,724	726,869	713,369	722,487	2,882,449
Selling, general and administrative expenses, exclusive of depreciation	314,115	320,615	315,677	341,451	1,291,858
Depreciation	38,926	38,467	38,195	37,615	153,203
Amortization of intangible assets	9,128	9,368	8,071	9,802	36,369
Facility consolidation and asset impairment charges	4,785	4,498	5,880	43,077	58,240
Total	**1,086,678**	**1,099,817**	**1,081,192**	**1,154,432**	**4,422,119**
Operating income	**151,057**	**202,882**	**171,698**	**213,606**	**739,243**
Non-operating (expense) income					
Equity income in unconsolidated investees, net	7,794	9,424	11,711	14,895	43,824
Interest expense	(35,405)	(36,174)	(41,628)	(62,857)	(176,064)
Other non-operating items	(1,583)	(9,791)	(17,580)	(18,936)	(47,890)
Total	**(29,194)**	**(36,541)**	**(47,497)**	**(66,898)**	**(180,130)**
Income before income taxes	**121,863**	**166,341**	**124,201**	**146,708**	**559,113**
Provision for income taxes	5,400	39,600	26,700	41,500	113,200
Net income	**116,463**	**126,741**	**97,501**	**105,208**	**445,913**
Net income attributable to noncontrolling interests	(11,898)	(13,121)	(17,753)	(14,461)	(57,233)
Net income attributable to Gannett Co., Inc.	**$ 104,565**	**$ 113,620**	**$ 79,748**	**$ 90,747**	**$ 388,680**
Per share computations[5]					
Net income per share—basic	**$ 0.46**	**$ 0.50**	**$ 0.35**	**$ 0.40**	**$ 1.70**
Net income per share—diluted	**$ 0.44**	**$ 0.48**	**$ 0.34**	**$ 0.39**	**$ 1.66**
Dividends per share	**$ 0.20**	**$ 0.20**	**$ 0.20**	**$ 0.20**	**$ 0.80**

(1) Results for the first quarter of 2013 include special charges affecting operating income. Workforce restructuring and transformation costs totaled $10.2 million ($6.2 million after-tax or $.03 per share). Non-operating items include $3.7 million ($3.1 million after-tax or $.01 per share) primarily related to a currency related loss and a non-cash impairment charge relating to an investment accounted for under the equity method. Offsetting these was tax benefits of $27.8 million ($.12 per share) related to the reserve releases as a result of federal exam resolution and the lapse of a statue of limitations. Refer to the discussion beginning on page 34 and Notes 3 and 4 to the Consolidated Financial Statement for more information on special items.

(2) Results for the second quarter of 2013 include special charges affecting operating income. Workforce restructuring charges and transformation costs totaled $26.2 million ($15.8 million after-tax or $.07 per share). Non-operating items include $9.5 million ($5.7 million after-tax or $.02 per share) of transformation costs related to the company's recent acquisition of Belo. Refer to the discussion beginning on page 34 and Notes 3 and 4 to the Consolidated Financial Statement for more information on special items.

(3) Results for the third quarter of 2013 include special charges affecting operating income. Workforce restructuring charges and transformation costs totaled $15.1 million ($9.2 million after-tax or $.04 per share). Non-operating items include $21.0 million ($10.8 million after-tax or $.05 per share) related to the loss from the change in control and sale of interests in a business as well transformation costs related to the company's recent acquisition of Belo. Refer to the discussion beginning on page 34 and Notes 3 and 4 to the Consolidated Financial Statement for more information on special items.

(4) Results for the fourth quarter of 2013 include special charges affecting operating income. Workforce restructuring charges, transformation costs and non-cash asset impairments totaled $64.6 million ($40.8 million after tax or $.18 per share). Non-operating items include $21.0 million ($20.9 million after tax or $.09 per share) of charges primarily related to the company's recent acquisition of Belo. Refer to the discussion beginning on page 34 and Notes 3 and 4 to the Consolidated Financial Statement for more information on special items.

(5) As a result of rounding and the required method of computing shares in interim periods, the total of the quarterly earnings per share amounts may not equal the earnings per share amount of the year.

QUARTERLY STATEMENTS OF INCOME (Unaudited)

In thousands of dollars, except per share amounts *Fiscal year ended Dec. 30, 2012*	1st Quarter[(1)]	2nd Quarter[(2)]	3rd Quarter[(3)]	4th Quarter[(4)]	Total
Net operating revenues					
Broadcasting	$ 176,173	$ 205,381	$ 237,039	$ 287,511	$ 906,104
Publishing advertising	551,438	594,262	552,676	657,546	2,355,922
Publishing circulation	263,336	263,938	276,655	313,113	1,117,042
All other Publishing	59,288	62,133	60,869	72,890	255,180
Digital	168,352	181,326	182,022	187,249	718,949
Total	**1,218,587**	**1,307,040**	**1,309,261**	**1,518,309**	**5,353,197**
Operating expenses					
Cost of sales and operating expenses, exclusive of depreciation	722,240	720,889	720,941	779,777	2,943,847
Selling, general and administrative expenses, exclusive of depreciation	308,319	316,301	318,385	360,422	1,303,427
Depreciation	39,703	40,157	40,460	40,426	160,746
Amortization of intangible assets	7,879	8,078	8,045	9,291	33,293
Facility consolidation and asset impairment charges	4,788	5,097	4,231	108,013	122,129
Total	**1,082,929**	**1,090,522**	**1,092,062**	**1,297,929**	**4,563,442**
Operating income	**135,658**	**216,518**	**217,199**	**220,380**	**789,755**
Non-operating (expense) income					
Equity income in unconsolidated investees, net	4,312	8,663	3,005	6,407	22,387
Interest expense	(39,571)	(36,142)	(35,829)	(38,927)	(150,469)
Other non-operating items	2,035	(2,280)	2,933	6,046	8,734
Total	**(33,224)**	**(29,759)**	**(29,891)**	**(26,474)**	**(119,348)**
Income before income taxes	**102,434**	**186,759**	**187,308**	**193,906**	**670,407**
Provision for income taxes	26,600	51,200	38,700	78,900	195,400
Net income	**75,834**	**135,559**	**148,608**	**115,006**	**475,007**
Net income attributable to noncontrolling interests	(7,611)	(15,670)	(15,525)	(11,921)	(50,727)
Net income attributable to Gannett Co., Inc.	**$ 68,223**	**$ 119,889**	**$ 133,083**	**$ 103,085**	**$ 424,280**
Per share computations					
Net income per share—basic	**$ 0.29**	**$ 0.51**	**$ 0.58**	**$ 0.45**	**$ 1.83**
Net income per share—diluted	**$ 0.28**	**$ 0.51**	**$ 0.56**	**$ 0.44**	**$ 1.79**
Dividends per share	**$ 0.20**	**$ 0.20**	**$ 0.20**	**$ 0.20**	**$ 0.80**

(1) Results for the first quarter of 2012 include special charges affecting operating income. Workforce restructuring charges and transformation costs totaled $21.1 million ($12.6 million after-tax or $.05 per share). Refer to the discussion beginning on page 34 and Notes 3 and 4 to the Consolidated Financial Statement for more information on special items.

(2) Results for the second quarter of 2012 include special charges affecting operating income. Workforce restructuring charges and transformation costs totaled $20.3 million ($12.2 million after-tax or $.05 per share). Refer to the discussion beginning on page 34 and Notes 3 and 4 to the Consolidated Financial Statement for more information on special items.

(3) Results for the third quarter of 2012 include special charges affecting operating income. Workforce restructuring charges and transformation costs totaled $14.7 million ($8.9 million after-tax or $.04 per share). Non-operating items included $3.2 million ($2.0 million after tax or $.01 per share) of non-cash charges for a newspaper partnership investment. Offsetting these was a tax benefit of $13.1 million ($.06 per share) related primarily to a tax settlement covering multiple years. Refer to the discussion beginning on page 34 and Notes 3 and 4 to the Consolidated Financial Statement for more information on special items.

(4) Results for the fourth quarter of 2012 include special charges affecting operating income. Workforce restructuring charges, transformation costs and non-cash asset impairments totaled $114.6 million ($101.9 million after tax or $.44 per share). Non-operating items include a $3.8 million ($2.3 million after tax or $.01 per share) non-cash charge related to the impairment of a minority owned investment. Refer to the discussion beginning on page 34 and Notes 3 and 4 to the Consolidated Financial Statement for more information on special items.

SCHEDULE II – Valuation and qualifying accounts and reserves

In thousands of dollars

Allowance for doubtful receivables	Balance at beginning of period	Additions charged to cost and expenses	Additions/ (reductions) for acquisitions/ dispositions (1)	Deductions from reserves (2)	Balance at end of period
Fiscal year ended Dec. 29, 2013.....	$ 22,006	$ 11,519	$ (385)	$ (17,865)	$ 15,275
Fiscal year ended Dec. 30, 2012.....	$ 34,646	$ 9,736	$ 24	$ (22,400)	$ 22,006
Fiscal year ended Dec. 25, 2011.....	$ 39,419	$ 11,574	$ (97)	$ (16,250)	$ 34,646

(1) Also includes foreign currency translation adjustments in each year.

(2) Consists of write-offs, net of recoveries in each year.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the Exchange Act). Based on this evaluation, our principal executive officer and our principal financial officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control - Integrated Framework (1992 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of Dec. 29, 2013.

Management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Belo Corp., which is included in the 2013 consolidated financial statements of Gannett Co., Inc. On Dec. 23, 2013, the company completed its acquisition of Belo. In connection with this, the company began consolidating results of Belo and it represented approximately 31% of the company's total assets at Dec. 29, 2013. Due to the timing of this acquisition and as permitted by SEC guidance, management excluded Belo from its Dec. 29, 2013 assessment of internal control over financial reporting.

The effectiveness of our internal control over financial reporting as of Dec. 29, 2013, has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in its report which is included elsewhere in this item.

Changes in Internal Control Over Financial Reporting

There has been no change in the company's internal control over financial reporting that occurred during the company's fiscal quarter ended Dec. 29, 2013, that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting.

Report of Independent Registered Public Accounting Firm, on Internal Control Over Financial Reporting

Board of Directors and Shareholders of Gannett Co., Inc.:

We have audited Gannett Co., Inc.'s internal control over financial reporting as of December 29, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (the COSO criteria). Gannett's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

As indicated in the accompanying Management's Report on Internal Control Over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the controls of Belo Corp., which are included in the 2013 consolidated financial statements of Gannett Co., Inc. and constituted 31 percent of total assets as of December 29, 2013. Our audit of internal control over financial reporting of Gannett Co., Inc. also did not include an evaluation of the internal control over financial reporting of the Belo Corp.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Gannett Co., Inc. maintained, in all material respects, effective internal control over financial reporting as of December 29, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2013 consolidated financial statements of Gannett Co., Inc. and our report dated February 26, 2014 expressed an unqualified opinion thereon.

Ernst + Young LLP

McLean, Virginia
February 26, 2014

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information captioned "Your Board of Directors," "Director Biographies," "Committees of the Board of Directors," "Committee Charters" and "Ethics Policy" under the heading "PROPOSAL 1 – ELECTION OF DIRECTORS" and the information under "OTHER MATTERS – Section 16(A) Beneficial Ownership Reporting Compliance" in the company's 2014 proxy statement is incorporated herein by reference.

Maryam Banikarim
Senior Vice President and Chief Marketing Officer, Gannett (2011-present). Formerly: Senior Vice President, Integrated Sales Marketing, NBC Universal (2009-2011); Chief Marketing Officer, Univision Communications (2002-2009). Age 45.

William A. Behan
Senior Vice President, Labor Relations, Gannett (2010-present). Formerly: Vice President, Labor Relations (2007-2010). Age 55.

Robert J. Dickey
President, U.S. Community Publishing, (February 2008-present). Formerly: Senior Group President, Gannett's Pacific Group and Chairman of Phoenix Newspapers Inc. (2005-2008). Age 56.

Teresa S. Gendron
Vice President and Controller, Gannett (2011-Present). Formerly Vice President and Controller, NII Holdings, Inc. (2010-2011); Vice President and Assistant Controller, NII Holdings, Inc. (2008 – 2010). Age 44.

Victoria D. Harker
Chief Financial Officer (July 2012-present). Formerly: Executive Vice President, Chief Financial Officer and President of Global Business Services, AES Corporation (2006-2012). Age 49.

Larry S. Kramer
President and Publisher, USA TODAY (May 2012-present). Formerly: Professor of Media Management, Newhouse School of Communications, Syracuse University (2009-2012); Senior Advisor, Polaris Venture Partners (2008-2010); President of CBS Digital Media (2005-2006) and Advisor to CBS (2006-2008); and Chairman, CEO and Founder, MarketWatch, Inc. (1997-2005). Age 63.

Kevin E. Lord
Senior Vice President and Chief Human Resources Officer (October 2012-present). Formerly: Executive Vice President, Human Resources, NBC News (2007-2012). Age 51.

David T. Lougee
President, Gannett Broadcasting (July 2007-present). Age 55.

Gracia C. Martore
President and Chief Executive Officer (October 2011-present); Director for Gannett Co., Inc., MeadWestvaco Corporation,
FM Global and Associated Press. Formerly: President and Chief Operating Officer (February 2010-October 2011); Executive Vice President and CFO (2006-2010). Age 62.

Todd A. Mayman
Senior Vice President, General Counsel and Secretary (April 2009-present). Formerly: Vice President, Associate General Counsel, Secretary and Chief Governance Officer (2007-2009). Age 54.

David A. Payne
Senior Vice President and Chief Digital Officer, Gannett (2011-present). Formerly: President and CEO, ShortTail Media, Inc. (2008-2011); and Senior Vice President and General Manager, CNN.com (2004-2008). Age 51.

John A. Williams
President, Gannett Digital Ventures (January 2008-present). Age 63.

ITEM 11. EXECUTIVE COMPENSATION

The information captioned "EXECUTIVE COMPENSATION," "DIRECTOR COMPENSATION," "OUTSTANDING DIRECTOR EQUITY AWARDS AT FISCAL YEAR-END" AND "PROPOSAL 1–ELECTION OF DIRECTORS – Compensation Committee Interlocks and Insider Participation; Related Transactions" in the company's 2014 proxy statement is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information captioned "EQUITY COMPENSATION PLAN INFORMATION" and "SECURITIES BENEFICIALLY OWNED BY DIRECTORS, EXECUTIVE OFFICERS AND PRINCIPAL SHAREHOLDERS" in the company's 2014 proxy statement is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information captioned "Director Independence" and "Compensation Committee Interlocks and Insider Participation; Related Transactions" under the heading "PROPOSAL 1 – ELECTION OF DIRECTORS" in the company's 2014 proxy statement is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information captioned "PROPOSAL 1 – ELECTION OF DIRECTORS – Report of the Audit Committee" in the company's 2014 proxy statement is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Financial Statements, Financial Statement Schedules and Exhibits.

(1) Financial Statements.

As listed in the Index to Financial Statements and Supplementary Data on page 42.

(2) Financial Statement Schedules.

As listed in the Index to Financial Statements and Supplementary Data on page 42.

Note: All other schedules are omitted as the required information is not applicable or the information is presented in the consolidated financial statements or related notes.

(3) Exhibits.

See Exhibit Index on pages 82-86 for list of exhibits filed with this Form 10-K. Management contracts and compensatory plans or arrangements are identified with asterisks on the Exhibit Index.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: February 26, 2014 GANNETT CO., INC. (Registrant)

By: /s/ Victoria D. Harker
Victoria D. Harker,
Chief Financial Officer
(principal financial officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Dated: February 26, 2014 — Gracia C. Martore, President and Chief Executive Officer (principal executive officer)

Dated: February 26, 2014 — Victoria D. Harker, Chief Financial Officer (principal financial officer)

Dated: February 26, 2014 — Teresa S. Gendron, Vice President and Controller (principal accounting officer)

Dated: February 26, 2014 — John E. Cody, Director

Dated: February 26, 2014 — Howard D. Elias, Director

Dated: February 26, 2014 — John Jeffry Louis, Director

Dated: February 26, 2014 — Marjorie Magner, Director, Chairman

Dated: February 26, 2014 — Gracia C. Martore, Director

Dated: February 26, 2014 — Scott K. McCune, Director

Dated: February 26, 2014 — Duncan M. McFarland, Director

Dated: February 26, 2014 — Susan Ness, Director

Dated: February 26, 2014 — Tony A. Prophet, Director

Dated: February 26, 2014 — Neal Shapiro, Director

EXHIBIT INDEX

Exhibit Number	Exhibit	Location
2-1	Agreement and Plan of Merger, dated as of June 12, 2013, by and among Gannett Co., Inc., Belo Corp. and Delta Acquisition Corp.	Incorporated by reference to Exhibit 2.1 to Gannett Co., Inc.'s Form 8-K filed on June 18, 2013.
3-1	Third Restated Certificate of Incorporation of Gannett Co., Inc.	Incorporated by reference to Exhibit 3-1 to Gannett Co., Inc.'s Form 10-Q for the fiscal quarter ended April 1, 2007.
3-2	Amended by-laws of Gannett Co., Inc.	Incorporated by reference to Exhibit 3-2 to Gannett Co., Inc.'s Form 10-Q for the fiscal quarter ended March 31, 2013.
4-1	Indenture dated as of March 1, 1983, between Gannett Co., Inc. and Citibank, N.A., as Trustee.	Incorporated by reference to Exhibit 4-2 to Gannett Co., Inc.'s Form 10-K for the fiscal year ended December 29, 1985.
4-2	First Supplemental Indenture dated as of November 5, 1986, among Gannett Co., Inc., Citibank, N.A., as Trustee, and Sovran Bank, N.A., as Successor Trustee.	Incorporated by reference to Exhibit 4 to Gannett Co., Inc.'s Form 8-K filed on November 9, 1986.
4-3	Second Supplemental Indenture dated as of June 1, 1995, among Gannett Co., Inc., NationsBank, N.A., as Trustee, and Crestar Bank, as Trustee.	Incorporated by reference to Exhibit 4 to Gannett Co., Inc.'s Form 8-K filed on June 15, 1995.
4-4	Third Supplemental Indenture, dated as of March 14, 2002, between Gannett Co., Inc. and Wells Fargo Bank Minnesota, N.A., as Trustee.	Incorporated by reference to Exhibit 4.16 to Gannett Co., Inc.'s Form 8-K filed on March 14, 2002.
4-5	Fourth Supplemental Indenture, dated as of June 16, 2005, between Gannett Co., Inc. and Wells Fargo Bank Minnesota, N.A., as Trustee.	Incorporated by reference to same numbered exhibit to Gannett Co., Inc.'s Form 10-Q for the fiscal quarter ended June 26, 2005.
4-6	Fifth Supplemental Indenture, dated as of May 26, 2006, between Gannett Co., Inc. and Wells Fargo Bank, N.A., as Trustee.	Incorporated by reference to Exhibit 4-5 to Gannett Co. Inc.'s Form 10-Q for the fiscal quarter ended June 25, 2006.
4-7	Sixth Supplemental Indenture, dated as of June 29, 2007, between Gannett Co., Inc. and Wells Fargo Bank, N.A., as Successor Trustee.	Incorporated by reference to Exhibit 4.5 to Gannett Co., Inc.'s Form 10-Q for the fiscal quarter ended July 1, 2007.
4-8	Eleventh Supplemental Indenture, dated as of October 3, 2013, between Gannett Co., Inc. and U.S. Bank National Association as Trustee.	Attached.
4-9	Specimen Certificate for Gannett Co., Inc.'s common stock, par value $1.00 per share.	Incorporated by reference to Exhibit 2 to Gannett Co., Inc.'s Form 8-B filed on June 14, 1972.
10-1	Supplemental Executive Medical Plan Amended and Restated as of January 1, 2011.*	Incorporated by reference to Exhibit 10-2 to Gannett Co., Inc.'s Form 10-K for the fiscal year ended December 26, 2010.
10-1-1	Amendment No. 1 to the Supplemental Executive Medical Plan Amended and Restated as of January 1, 2012.*	Incorporated by reference to Exhibit 10-1-1 to Gannett Co., Inc.'s Form 10-K for the fiscal year ended December 30, 2012.
10-2	Supplemental Executive Medical Plan for Retired Executives dated December 22, 2010 and effective January 1, 2011.*	Incorporated by reference to Exhibit 10-2-1 to Gannett Co., Inc.'s Form 10-K for the fiscal year ended December 26, 2010.
10-3	Gannett Supplemental Retirement Plan Restatement.*	Incorporated by reference to Exhibit 10-2 to Gannett Co., Inc.'s Form 10-Q for the fiscal quarter ended September 30, 2007.
10-3-1	Amendment No. 1 to the Gannett Co., Inc. Supplemental Retirement Plan dated July 31, 2008 and effective August 1, 2008.*	Incorporated by reference to Exhibit 10-1 to Gannett Co., Inc.'s Form 10-Q for the fiscal quarter ended September 28, 2008.
10-3-2	Amendment No. 2 to the Gannett Co., Inc. Supplemental Retirement Plan dated December 22, 2010.*	Incorporated by reference to Exhibit 10-3-2 to Gannett Co., Inc.'s Form 10-K for the fiscal year ended December 26, 2010.

10-4	Gannett Co., Inc. Deferred Compensation Plan Restatement dated February 1, 2003 (reflects all amendments through July 25, 2006).*	Incorporated by reference to Exhibit 10-4 to Gannett Co., Inc.'s Form 10-K for the fiscal year ended December 31, 2006.
10-4-1	Gannett Co., Inc. Deferred Compensation Plan Rules for Post-2004 Deferrals.*	Incorporated by reference to Exhibit 10-3 to Gannett Co., Inc.'s Form 10-Q for the fiscal quarter ended July 1, 2007.
10-4-2	Amendment No. 1 to the Gannett Co., Inc. Deferred Compensation Plan Rules for Post-2004 Deferrals dated July 31, 2008 and effective August 1, 2008.*	Incorporated by reference to Exhibit 10-2 to Gannett Co., Inc.'s Form 10-Q for the fiscal quarter ended September 28, 2008.
10-4-3	Amendment No. 2 to the Gannett Co., Inc. Deferred Compensation Plan Rules for Post-2004 Deferrals dated December 9, 2008.*	Incorporated by reference to Exhibit 10-4-3 to Gannett Co., Inc.'s Form 10-K for the fiscal year ended December 28, 2008.
10-4-4	Amendment No. 3 to the Gannett Co., Inc. Deferred Compensation Plan Rules for Post-2004 Deferrals dated October 27, 2009.*	Incorporated by reference to Exhibit 10-4-4 to Gannett Co., Inc.'s Form 10-K for the fiscal year ended December 27, 2009.
10-4-5	Amendment No. 4 to the Gannett Co., Inc. Deferred Compensation Plan Rules for Post-2004 Deferrals dated December 22, 2010.*	Incorporated by reference to Exhibit 10-4-5 to Gannett Co., Inc.'s Form 10-K for the fiscal year ended December 26, 2010.
10-5	Gannett Co., Inc. Transitional Compensation Plan Restatement.*	Incorporated by reference to Exhibit 10-1 to Gannett Co., Inc.'s Form 10-Q for the fiscal quarter ended September 30, 2007.
10-5-1	Amendment No. 1 to Gannett Co., Inc. Transitional Compensation Plan Restatement dated as of May 4, 2010.*	Incorporated by reference to Exhibit 10-3 to Gannett Co., Inc.'s Form 10-Q for the fiscal quarter ended March 28, 2010.
10-5-2	Amendment No. 2 to Gannett Co., Inc. Transitional Compensation Plan Restatement dated as of December 22, 2010.*	Incorporated by reference to Exhibit 10-5-2 to Gannett Co., Inc.'s Form 10-K for the fiscal year ended December 26, 2010.
10-6	Gannett Co., Inc. Omnibus Incentive Compensation Plan, as amended and restated as of May 4, 2010.*	Incorporated by reference to Exhibit 10-2 to Gannett Co., Inc.'s Form 10-Q for the fiscal quarter ended March 28, 2010.
10-6-1	Gannett Co., Inc. 2001 Inland Revenue Approved Sub-Plan for the United Kingdom.*	Incorporated by reference to Exhibit 10-1 to Gannett Co., Inc.'s Form 10-Q for the fiscal quarter ended September 26, 2004.
10-6-2	Form of Director Stock Option Award Agreement.*	Incorporated by reference to Exhibit 10-7-3 to Gannett Co., Inc.'s Form 10-K for the fiscal year ended December 30, 2007.
10-6-3	Form of Director Restricted Stock Award Agreement.*	Incorporated by reference to Exhibit 10-6-4 to Gannett Co., Inc.'s Form 10-K for the fiscal year ended December 28, 2008.
10-6-4	Form of Executive Officer Stock Option Award Agreement.*	Incorporated by reference to Exhibit 10-6-5 to Gannett Co., Inc.'s Form 10-K for the fiscal year ended December 28, 2008.
10-6-5	Form of Executive Officer Restricted Stock Unit Award Agreement.*	Incorporated by reference to Exhibit 10-6-6 to Gannett Co., Inc.'s Form 10-K for the fiscal year ended December 28, 2008.
10-6-6	Form of Executive Officer Performance Share Award Agreement.*	Incorporated by reference to Exhibit 99-1 to Gannett Co., Inc's Form 8-K/A filed on December 9, 2011.
10-6-7	Form of Executive Officer Restricted Stock Unit Award Agreement.*	Incorporated by reference to Exhibit 10-2 to Gannett Co., Inc.'s Form 10-Q for the fiscal quarter ended March 31, 2013.
10-6-8	Form of Executive Officer Performance Share Award Agreement.*	Attached.
10-7	Gannett U.K. Limited Share Incentive Plan, as amended effective June 25, 2004.*	Incorporated by reference to Exhibit 10-2 to Gannett Co., Inc.'s Form 10-Q for the fiscal quarter ended June 27, 2004.

10-8	Amendment and Restatement Agreement, dated as of August 5, 2013, to each of (i) the Amended and Restated Competitive Advance and Revolving Credit Agreement, dated as of March 11, 2002 and effective as of March 18, 2002, as amended and restated as of December 13, 2004 and effective as of January 5, 2005, as amended by the First Amendment thereto, dated as of February 28, 2007 and effective as of March 15, 2007, as further amended by the Second Amendment thereto, dated as of October 23, 2008 and effective as of October 31, 2008, as further amended by the Third Amendment thereto, dated as of September 28, 2009, as further amended by the Fourth Amendment thereto, dated as of August 25, 2010 and as further amended by the Fifth Amendment and Waiver, dated as of September 30, 2010 (the "2002 Credit Agreement"), among Gannett Co., Inc., a Delaware corporation ("Gannett"), the several banks and other financial institutions from time to time parties to the Credit Agreement (the "2002 Lenders"), JPMorgan Chase Bank, N.A., as administrative agent (in such capacity, the "2002 Administrative Agent"), JPMorgan Chase Bank, N.A. and Citibank, N.A., as syndication agents, and Barclays Bank PLC, as documentation agent, (ii) the Competitive Advance and Revolving Credit Agreement, dated as of February 27, 2004 and effective as of March 15, 2004, as amended by the First Amendment thereto, dated as of February 28, 2007 and effective as of March 15, 2007, as further amended by the Second Amendment thereto, dated as of October 23, 2008 and effective as of October 31, 2008, as further amended by the Third Amendment thereto, dated as of. September 28, 2009, as further amended by the Fourth Amendment thereto, dated as of August 25, 2010, and as further amended by the Fifth Amendment and Waiver, dated as of September 30, 2010 (the "2004 Credit Agreement"), among Gannett, the several banks and other financial institutions from time to time parties to the Credit Agreement (the "2004 Lenders"), JPMorgan Chase Bank, N.A., as administrative agent (in such capacity, the "Administrative Agent"), JPMorgan Chase Bank, N.A. and Citibank, N.A., as syndication agents, and Barclays Bank PLC and SunTrust Bank, as documentation agents and (iii) the Competitive Advance and Revolving Credit Agreement, dated as of December 13, 2004 and effective as of January 5, 2005, as amended by the First Amendment thereto, dated as of February 28, 2007 and effective as of March 15, 2007, as further amended by the Second Amendment thereto, dated as of October 23, 2008 and effective as of October 31, 2008, as further amended by the Third Amendment thereto, dated as of September 28, 2009, as further amended by the Fourth Amendment thereto, dated as of August 25, 2010 and as further amended by the Fifth Amendment and Waiver, dated as of September 30, 2010 (the "2005 Credit Agreement" and, together with the 2002 Credit Agreement and the 2004 Credit Agreement, the "Credit Agreements"), among Gannett, the several banks and other financial institutions from time to time parties to the Credit Agreement (the "2005 Lenders" and, together with the 2002 Lenders and the 2004 Lenders, the "Lenders"), JPMorgan Chase Bank, N.A., as administrative agent (in such capacity, the "2005 Administrative Agent" and, together with the 2002 Administrative Agent and the 2004 Administrative Agent, the "Administrative Agent"), JPMorgan Chase Bank, N.A. and Citibank, N.A., as syndication agents, and Barclays Bank PLC, as documentation agent, by and between Gannett, the Guarantors under the Credit Agreements as of the date hereof, the Administrative Agent, JPMorgan Chase Bank, N.A. and Bank of America, N.A., as issuing lenders and the Lenders party thereto.	Incorporated by reference to Exhibit 10-1 to Gannett Co., Inc.'s Form 10-Q for the fiscal quarter ended September 29, 2013.

10-9	Master Assignment and Assumption, dated as of August 5, 2013, by and between each of the lenders listed thereon as assignors and/or assignees.	Incorporated by reference to Exhibit 10-2 to Gannett Co., Inc.'s Form 10-Q for the fiscal quarter ended September 29, 2013.
10-10	Amended and Restated Competitive Advance and Revolving Credit Agreement, dated as of August 5, 2013, by and among Gannett, the several banks and other financial institutions from time to time parties thereto, JPMorgan Chase Bank, N.A., as administrative agent, and JPMorgan Chase Bank, N.A. and Citibank, N.A. as syndication agents	Incorporated by reference to Exhibit 10-3 to Gannett Co., Inc.'s Form 10-Q for the fiscal quarter ended September 29, 2013.
10-11	Sixth Amendment, dated as of September 24, 2013, to the Competitive Advance and Revolving Credit Agreement, dated as of December 13, 2004 and effective as of January 5, 2005, as amended by the First Amendment thereto, dated as of February 28, 2007 and effective as of March 15, 2007, as further amended by the Second Amendment thereto, dated as of October 23, 2008 and effective as of October 31, 2008, as further amended by the Third Amendment thereto, dated as of September 28, 2009, as further amended by the Fourth Amendment thereto, dated as of August 25, 2010, as further amended by the Fifth Amendment and Waiver, dated as of September 30, 2010, and as further amended and restated pursuant to the Amended and Restated Competitive Advance and Revolving Credit Agreement, dated as of August 5, 2013, by and among Gannett Co., Inc., JPMorgan Chase Bank, N.A., as administrative agent, and the several banks and other financial institutions from time to time parties thereto.	Incorporated by reference to Exhibit 10-4 to Gannett Co., Inc.'s Form 10-Q for the fiscal quarter ended September 29, 2013.
10-12	Increased Facility Activation Notice, dated September 25, 2013, pursuant to the Amended and Restated Competitive Advance and Revolving Credit Agreement, dated as of August 5, 2013, by and among Gannett Co., Inc., JPMorgan Chase Bank N.A., as administrative agent, and the several banks and other financial institutions from time to time parties thereto.	Incorporated by reference to Exhibit 10-5 to Gannett Co., Inc.'s Form 10-Q for the fiscal quarter ended September 29, 2013.
10-13	Description of Gannett Co., Inc.'s Non-Employee Director Compensation.*	Incorporated by reference to Exhibit 10-1 to Gannett Co., Inc.'s Form 10-Q for the fiscal quarter ended March 31, 2013.
10-14	Employment Agreement dated February 27, 2007, between Gannett Co., Inc. and Gracia C. Martore.*	Incorporated by reference to Exhibit 10-15 to Gannett Co., Inc.'s Form 10-K for the fiscal year ended December 31, 2006.
10-14-1	Amendment, dated as of August 7, 2007, to Employment Agreement dated February 27, 2007.*	Incorporated by reference to Exhibit 10-5 to Gannett Co., Inc.'s Form 10-Q for the fiscal quarter ended July 1, 2007.
10-14-2	Amendment, dated as of December 24, 2010, to Employment Agreement dated February 27, 2007.*	Incorporated by reference to Exhibit 10-14-2 to Gannett Co., Inc.'s Form 10-K for the year ended December 26, 2010.
10-15	Termination Benefits Agreement dated as of March 16, 2011 between Gannett Co., Inc. and David A. Payne.*	Incorporated by reference to Exhibit 10-15 to Gannett Co., Inc.'s Form 10-K for the year ended December 25, 2011.
10-16	Termination Benefits Agreement dated as of July 23, 2012 between Gannett Co., Inc. and Victoria D. Harker.*	Incorporated by reference to Exhibit 99-2 to Gannett Co., Inc.'s Form 8-K filed on June 22, 2012.
10-17	Amendment for section 409A Plans dated December 31, 2008.*	Incorporated by reference to Exhibit 10-14 to Gannett Co., Inc.'s Form 10-K for the fiscal year ended December 28, 2008.
10-18	Executive Life Insurance Plan document dated December 31, 2008.*	Incorporated by reference to Exhibit 10-15 to Gannett Co., Inc.'s Form 10-K for the fiscal year ended December 28, 2008.
10-19	Key Executive Life Insurance Plan dated October 29, 2010.*	Incorporated by reference to Exhibit 10-1 to Gannett Co., Inc.'s Form 10-Q for the fiscal quarter ended September 26, 2010.
10-20	Form of Participation Agreement under Key Executive Life Insurance Plan.*	Incorporated by reference to Exhibit 10-2 to Gannett Co., Inc.'s Form 10-Q for the fiscal quarter ended September 26, 2010.
10-21	Omnibus Amendment to Terms and Conditions of Restricted Stock Awards dated as of December 31, 2008.*	Incorporated by reference to Exhibit 10-17 to Gannett Co., Inc.'s Form 10-K for the fiscal year ended December 28, 2008.
10-22	Omnibus Amendment to Terms and Conditions of Stock Unit Awards dated as of December 31, 2008.*	Incorporated by reference to Exhibit 10-18 to Gannett Co., Inc.'s Form 10-K for the fiscal year ended December 28, 2008.

10-23	Omnibus Amendment to Terms and Conditions of Stock Option Awards dated as of December 31, 2008.*	Incorporated by reference to Exhibit 10-19 to Gannett Co., Inc.'s Form 10-K for the fiscal year ended December 28, 2008.
10-24	Form of Voting and Support Agreement and Irrevocable Proxy, dated as of June 12, 2013, by and among Belo Corp., Gannett Co., Inc. and the persons signatory thereto.	Incorporated by reference to Exhibit 10.1 to Gannett Co., Inc.'s Form 8-K filed on June 18, 2013.
21	Subsidiaries of Gannett Co., Inc.	Attached.
23	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.	Attached.
31-1	Certification Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934.	Attached.
31-2	Certification Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934.	Attached.
32-1	Section 1350 Certification.	Attached.
32-2	Section 1350 Certification.	Attached.
101	The following financial information from Gannett Co., Inc. Annual Report on Form 10-K for the year ended December 29, 2013, formatted in XBRL includes: (i) Consolidated Balance Sheets at December 29, 2013 and December 30, 2012, (ii) Consolidated Statements of Income for the 2013, 2012 and 2011 fiscal years, (iii) Consolidated Statements of Comprehensive Income for the 2013, 2012 and 2011 fiscal years, (iv) Consolidated Cash Flow Statements for the 2013, 2012 and 2011 fiscal years; (v) Consolidated Statements of Equity for the 2013, 2012 and 2011 fiscal years; and (vi) the Notes to Consolidated Financial Statements.	Attached.

For purposes of the incorporation by reference of documents as Exhibits, all references to Form 10-K, 10-Q and 8-K of Gannett Co., Inc. refer to Forms 10-K, 10-Q and 8-K filed with the Commission under Commission file number 1-6961.

The company agrees to furnish to the Commission, upon request, a copy of each agreement with respect to long-term debt not filed herewith in reliance upon the exemption from filing applicable to any series of debt which does not exceed 10% of the total consolidated assets of the company.

* Asterisks identify management contracts and compensatory plans or arrangements.

GLOSSARY OF FINANCIAL TERMS

Presented below are definitions of certain key financial and operational terms that Gannett hopes will enhance the reading and understanding of Gannett's 2013 Form 10-K.

ADVERTISING REVENUES – Amounts charged to customers for space purchased in the company's print products and/or associated digital platforms. There are three major types of advertising revenue: retail ads from local merchants, such as department stores; classified ads, which include automotive, real estate and "help wanted"; and national ads, which promote products or brand names on a nationwide basis.

AMORTIZATION – A charge against the company's earnings that represents the write off of intangible assets over the projected life of the assets.

BALANCE SHEET – A summary statement that reflects the company's assets, liabilities and equity at a particular point in time.

BROADCASTING REVENUES – Primarily amounts charged to customers for commercial advertising aired on the company's television stations.

CIRCULATION – The number of newspapers sold to customers each day (paid circulation). The company keeps separate records of morning, evening and Sunday circulation.

CIRCULATION REVENUES – Amounts charged to readers of the company's subscription-based newspapers (print or online) or distributors reduced by the amount of discounts. Charges vary from city to city and depend on the type of sale (i.e., subscription or single copy) and distributor arrangements.

CURRENT ASSETS – Cash and other assets that are expected to be converted to cash within one year.

CURRENT LIABILITIES – Amounts owed that will be paid within one year.

DEFERRED INCOME – Revenue derived principally from advance subscription payments for newspapers and advance fees for recruitment solutions. Revenue is recognized in the period in which it is earned (as newspapers are delivered or made available on the company's digital platforms; or as recruitment solutions delivered).

DEPRECIATION – A charge against the company's earnings that allocates the cost of property, plant and equipment over the estimated useful lives of the assets.

DIGITAL/ONLINE REVENUES – These include revenue from advertising placed on all digital platforms that are associated with the company publishing and broadcasting operations which are reflected as revenues of those business segments, and revenues from the businesses that comprise the Digital Segment, principal of which are CareerBuilder (employment digital platforms including its web site) and PointRoll (technology/marketing services revenue).

DIGITAL SEGMENT – A reportable segment for the company that includes the results of CareerBuilder, PointRoll and Shoplocal.

DIVIDEND – Payment by the company to its shareholders of a portion of its earnings.

EARNINGS PER SHARE (basic) – The company's earnings divided by the average number of shares outstanding for the period.

EARNINGS PER SHARE (diluted) - The company's earnings divided by the average number of shares outstanding for the period, giving effect to assumed dilution from outstanding stock options and restricted stock units.

EQUITY EARNINGS FROM INVESTMENTS – For those investments which are 50% or less owned by the company, an income or loss entry is recorded in the Statements of Income representing the company's ownership share of the operating results of the investee company.

FOREIGN CURRENCY TRANSLATION – The process of reflecting foreign currency accounts of subsidiaries in the reporting currency of the parent company.

FREE CASH FLOW – Net cash flow from operating activities reduced by purchase of property, plant and equipment as well as payments for investments and increased by proceeds from investments and voluntary pension contributions, net of related tax benefit.

GAAP – Generally accepted accounting principles.

GOODWILL – In a business purchase, this represents the excess of amounts paid over the fair value of tangible and other identified intangible assets acquired net of liabilities assumed.

INVENTORIES – Raw materials, principally newsprint, used in the business.

NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS – The portion of equity and net earnings in consolidated subsidiaries that is owned by others.

PERFORMANCE SHARE UNIT – An equity award that gives key employees the right to earn a number of shares of common stock over an incentive period based on how the company's total shareholder return (TSR) compares to the TSR of a representative peer group of companies.

PURCHASE – A business acquisition. The acquiring company records at its cost the acquired assets less liabilities assumed. The reported income of an acquiring company includes the operations of the acquired company from the date of acquisition.

RESTRICTED STOCK – An award that gives key employees the right to shares of the company's stock, pursuant to a vesting schedule.

RETAINED EARNINGS – The earnings of the company not paid out as dividends to shareholders.

STATEMENT OF CASH FLOWS – A financial statement that reflects cash flows from operating, investing and financing activities, providing a comprehensive view of changes in the company's cash and cash equivalents.

STATEMENT OF COMPREHENSIVE INCOME – A financial statement that reflects changes in equity (net assets) of the company from transactions and other events from non-owner sources. Comprehensive income comprises net income and other items reported directly in shareholders' equity, principally the foreign currency translation adjustment and funded status of postretirement plans.

STATEMENT OF EQUITY – A financial statement that reflects changes in the company's common stock, retained earnings and other equity accounts.

STATEMENT OF INCOME – A financial statement that reflects the company's profit by measuring revenues and expenses.

STOCK-BASED COMPENSATION – The payment to employees for services received with equity instruments such as restricted stock, performance share units and stock options.

STOCK OPTION – An award that gives key employees the right to buy shares of the company's stock, pursuant to a vesting schedule, at the market price of the stock on the date of the award.

VARIABLE INTEREST ENTITY (VIE) - A variable interest entity is an entity that lacks equity investors or whose equity investors do not have a controlling interest in the entity through their equity investments.

PHOTO CREDITS

1: Byron Houlgrave, The Des Moines Register
2: Andy Barron, Reno Gazette-Journal
3: Craig Bailey, FLORIDA TODAY
4: Erin Brethauer, Asheville Citizen-Times
5: Kyle Grantham, The News Journal
6: Ron Page, Post-Crescent Media
7: Nick Oza, The Arizona Republic
8: Tim Loehrke, USA TODAY
9: Kimm Anderson, St. Cloud Times
10: Scott Morgan, for The Des Moines Register
11: Courtesy of KTVB-TV



SMALLER PHOTOS BY: Lukas Keapproth/Press-Gazette Media; Eileen Blass/USA TODAY; Kristopher Radder/Press & Sun-Bulletin; H. Darr Beiser/USA TODAY; David Wallace/The Arizona Republic; Rod Sanford/Lansing State Journal; Jack Gruber/USA TODAY; Tim Dunn/Reno Gazette-Journal; Trevor Christensen/The Spectrum; Danielle Peterson/Statesman Journal; Jeff Swinger/The Cincinnati Enquirer; Andy Barron/Reno Gazette- Journal; Rodney White/The Des Moines Register; Tom Tingle/The Arizona Republic; Kobbi R. Blair/Statesman Journal; Charlie Litchfield/The Des Moines Register; Amanda Sowards/Montgomery Advertiser; Craig Bailey/FLORIDA TODAY; Bart Boatwright/The Greenville News; Rob Schumacher/The Arizona Republic; Nick Oza/The Arizona Republic; Byron Houlgrave, The Des Moines Register.

SHAREHOLDER SERVICES

GANNETT STOCK

Gannett Co., Inc. shares are traded on the New York Stock Exchange with the symbol GCI. The company's transfer agent and registrar is Wells Fargo Bank, N.A. General inquiries and requests for enrollment materials for the programs described below should be directed to Wells Fargo Shareowner Services, P.O. Box 64854, St. Paul, MN 55164-0854 or by telephone at 1-800-778-3299 or at www.wellsfargo.com/contactshareownerservices.

DIVIDEND REINVESTMENT PLAN

The Dividend Reinvestment Plan (DRP) provides Gannett shareholders the opportunity to purchase additional shares of the company's common stock free of brokerage fees or service charges through automatic reinvestment of dividends and optional cash payments. Cash payments may range from a minimum of $10 to a maximum of $5,000 per month.

AUTOMATIC CASH INVESTMENT SERVICE FOR THE DRP

This service provides a convenient, no-cost method of having money automatically withdrawn from your checking or savings account each month and invested in Gannett stock through your DRP account.

DIRECT DEPOSIT SERVICE

Gannett shareholders may have their quarterly dividends electronically credited to their checking or savings accounts on the payment date at no additional cost.

ANNUAL MEETING

The annual meeting of shareholders will be held at 10 a.m. (E.T.), Thursday, May 1, 2014, at Gannett headquarters.

CORPORATE GOVERNANCE

We have posted on our web site (www.gannett.com) our principles of corporate governance, ethics policy and the charters for the audit, transformation, nominating and public responsibility and executive compensation committees of our board of directors, and we intend to post updates to these corporate governance materials promptly if any changes (including through any amendments or waivers of the ethics policy) are made. This site also provides access to our annual report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K as filed with the SEC. Our chief executive officer and our chief financial officer have delivered, and we have filed with our 2013 Form 10-K, all certifications required by the rules of the SEC. Complete copies of our corporate governance materials and our Form 10-K may be obtained by writing our Secretary at our corporate headquarters.

In accordance with the rules of the New York Stock Exchange, our chief executive officer, has certified, without qualification, that such officer is not aware of any violation by Gannett of the NYSE's corporate governance listing standards.

FOR MORE INFORMATION

News and information about Gannett is available on our web site. Quarterly earnings information will be available around the middle of April, July and October 2014. Shareholders who wish to contact the company directly about their Gannett stock should call Shareholder Services at Gannett headquarters, 703-854-6960.

Gannett Headquarters
7950 Jones Branch Drive
McLean, VA 22107
703-854-6000

THIS REPORT WAS WRITTEN AND PRODUCED BY EMPLOYEES OF GANNETT.

Vice President and Controller
Teresa S. Gendron

Assistant Controller
Cam McClelland

Corporate Consolidations Team
John Dalton
Dimeterice Ferguson
Ben Fernando
Varun Kanwar
Suzanne Kuo
Lorraine Licayan
Mark Ramsey
Aisha Simpson
Eva Wrublesky

Director/Corporate Communications
Laura Dalton

Creative Director/Designer
Michael Abernethy

Printing
Action Printing, Fond du Lac, WI

PHOTO CREDITS:

Page 7: Directors' photos by Stacey Wolf and Gretchen Ortega, Gannett. Magner by Todd Plitt.

Photo credits for the Cover can be found on Page 88 of the 10-K.

Printed on recycled paper.

This report was printed using soy-based inks. The entire report contains 10% total recovered fiber/all post-consumer waste.

PRINTED WITH SOY INK

2013

GANNETT CO., INC.

7950 JONES BRANCH DR.,
MCLEAN, VA 22107

WWW.GANNETT.COM

ANNUAL
REPORT